

100 NE Adams Street
Peoria, Illinois 61629

Notice of Annual Meeting of Stockholders
Wednesday, April 9, 2003
1:30 p.m. — Central Daylight Time

Northern Trust Corporation
50 South LaSalle Street
Chicago, Illinois 60675

March 3, 2003

Fellow stockholder:

On behalf of the board of directors, you are cordially invited to attend the 2003 Caterpillar Inc. Annual Meeting of Stockholders to:

- elect directors;

- act on a stockholder proposal, if properly presented; and

- conduct other business properly brought before the meeting.

You must have an admission ticket to attend, and procedures for requesting that ticket are detailed on page 26 of this proxy statement. Attendance and voting is limited to stockholders of record at the close of business on February 10, 2003.

Sincerely yours,

Glen A. Barton
Chairman

Table of Contents

Attendance and Voting Matters

Admission Ticket Required

Anyone wishing to attend the annual meeting must have an admission ticket issued in his or her name. Admission is limited to stockholders of record on the record date and one guest, or a stockholder's authorized proxy holder. The requirements for obtaining an admission ticket are specified in the "Admission Ticket Request Procedure" located on page 26.

Voting Matters

Record Date Information

Each share of Caterpillar stock you own as of February 10, 2003 entitles you to one vote. On February 10, 2003, there were 344,271,030 shares of Caterpillar common stock outstanding.

Voting by Telephone or Internet

Caterpillar is again offering stockholders the opportunity to vote by phone or via the Internet. Instructions for stockholders interested in using either of these methods to vote are set forth on the enclosed proxy and/or voting instruction card.

If you vote by phone or via the Internet, please have your proxy and/or voting instruction card available. The control number appearing on your card is necessary to process your vote. A phone or Internet vote authorizes the named proxies in the same manner as if you marked, signed and returned the card by mail. In the opinion of counsel, voting by phone or via the Internet are valid proxy voting methods under Delaware law and Caterpillar's bylaws.

Giving your Proxy to Someone Other than Individuals Designated on the Card

If you want to give your written proxy to someone other than the individuals named on the proxy card:

- cross out the individuals named and insert the name of the individual you are authorizing to vote; or

- provide a written authorization to the individual you are authorizing to vote along with your proxy card.

To obtain an admission ticket for your authorized proxy representative, see the requirements specified in the "Admission Ticket Request Procedure" on page 26.

Quorum

A quorum of stockholders is necessary to hold a valid meeting. If at least one-third of Caterpillar stockholders are present in person or by proxy, a quorum will exist. Abstentions and broker non-votes are counted as present for establishing a quorum. A broker non-vote occurs when a nominee holding shares for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting power with respect to that item and has not received instructions from the beneficial owner.

Vote Necessary for Action

Directors are elected by a plurality vote of the shares present at the meeting, meaning that the director nominee with the most affirmative votes for a particular slot is elected for that slot. In an uncontested election for directors, the plurality requirement is not a factor.

Other actions require an affirmative vote of the majority of shares present at the meeting. Abstentions and broker non-votes have the effect of a no vote on matters other than director elections.

Votes submitted by mail, telephone or Internet will be voted by the individuals named on the card (or the individual properly authorized) in the manner you indicate. If you do not specify how you want your shares voted, they will be voted in accordance with management's recommendations. If you hold shares in more than one account, you must vote each proxy and/or voting instruction card you receive to ensure that all shares you own are voted. You may change your vote by voting in person at the annual meeting or by submitting another proxy that is dated later. For all methods of voting, the last vote cast will supercede all previous votes.

The Caterpillar Board of Directors

Structure

Our board of directors is divided into three classes for purposes of election. One class is elected at each annual meeting of stockholders to serve for a three-year term.

Directors elected at the 2003 Annual Meeting of Stockholders will hold office for a three-year term expiring in 2006. Other directors are not up for election this year and will continue in office for the remainder of their terms. Lilyan Affinito will not stand for re-election. We wish to thank Lilyan for her 23 years of loyal and distinguished service to our board.

If a nominee is unavailable for election, proxy holders will vote for another nominee proposed by the board or, as an alternative, the board may reduce the number of directors to be elected at the meeting.

 # PROPOSAL 1 — Election of Directors

Directors Up For Election This Year for Terms Expiring in 2006

- *GLEN A. BARTON,* 63, Chairman and CEO of Caterpillar Inc. (machinery, engines, and financial products). Prior to his current position, Mr. Barton served as Vice Chairman and as Group President of Caterpillar. Other directorships: Inco Ltd. and Newmont Mining Corporation. Mr. Barton has been a director of the company since 1998.

- *DAVID R. GOODE,* 62, Chairman, President, and CEO of Norfolk Southern Corporation (holding company engaged principally in surface transportation). Other directorships: Delta Air Lines, Inc.; Georgia-Pacific Corporation; and Texas Instruments Incorporated. Mr. Goode has been a director of the company since 1993.

- *CHARLES D. POWELL,* 61, Chairman of Sagitta Asset Management Limited (asset management) and Louis Vuitton U.K. Ltd. (luggage and leather goods). Prior to his current positions, Lord Powell was Chairman of Phillips Fine Art Auctioneers (art, jewelry, and furniture auction) and Senior Director of Jardine Matheson and associated companies (multinational business group). Other directorships: LVMH Moet-Hennessy Louis Vuitton; Mandarin Oriental International Ltd.; and Textron Corporation. Lord Powell has been a director of the company since 2001.

- *JOSHUA I. SMITH,* 61, Chairman and Managing Partner of the Coaching Group, LLC (management consulting). As part of the Coaching Group, Mr. Smith served as Vice Chairman and Chief Development Officer of iGate, Inc. (broadband networking company). Mr. Smith was also Chairman and CEO of The MAXIMA Corporation (computer systems and management information products and services). Other directorships: CardioComm Solutions Inc.; Federal Express Corporation; and The Allstate Corporation. Mr. Smith has been a director of the company since 1993.

YOUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE NOMINEES PRESENTED IN PROPOSAL 1.

Directors Remaining in Office Until 2004

- *JOHN T. DILLON,* 64, Chairman and CEO of International Paper (paper and forest products). Prior to his current position, Mr. Dillon served as President and Chief Operation Officer of International Paper. Other directorship: Kellogg Co. Mr. Dillon has been a director of the company since 1997.

- *JUAN GALLARDO,* 55, Chairman of Grupo Embotelladoras Unidas S.A. de C.V. (bottling); Chairman of Mexico Fund Inc. (mutual fund); and Vice Chairman of Home Mart de Mexico, S.A. de C.V. (retail trade). Former Chairman and CEO of Grupo Azucarero Mexico, S.A. de C.V. (sugar mills). Other directorships: NADRO S.A. de C.V. and Grupo Mexico, S.A. de C.V. Mr. Gallardo has been a director of the company since 1998.

- **WILLIAM A. OSBORN,** 55, Chairman and CEO of Northern Trust Corporation (multi-bank holding company) and The Northern Trust Company (bank). Other directorships: Nicor Inc. and Tribune Company. Mr. Osborn has been a director of the company since 2000.

- **GORDON R. PARKER,** 67, former Chairman of Newmont Mining Corporation (gold properties production, exploration and acquisition company). Other directorships: Gold Fields Limited; Phelps Dodge Corporation; and The Williams Companies, Inc. Mr. Parker has been a director of the company since 1995.

Directors Remaining in Office Until 2005

- **W. FRANK BLOUNT,** 64, Chairman and CEO of JI Ventures, Inc. (venture capital firm). Prior to his current position, Mr. Blount served as Chairman and CEO of Cypress Communications Inc. (telecommunications) and Director and CEO of Telstra Corporation Limited (telecommunications). Other directorships: ADTRAN, Inc.; Alcatel S.A.; Entergy Corporation; and Hanson PLC. Mr. Blount has been a director of the company since 1995.

- **JOHN R. BRAZIL,** 56, President of Trinity University (San Antonio, Texas). Prior to his current position, Dr. Brazil was President of Bradley University (Peoria, Illinois). Dr. Brazil has been a director of the company since 1998.

- **EUGENE V. FIFE,** 62, Founding Principal of Vawter Capital LLC (private investment firm). Prior to his current position, Mr. Fife was President and CEO of Illuminis Inc. (medical technology company). Other directorship: Eclipsys Corporation (non-executive chairman). Mr. Fife has been a director of the company since 2002.

- **GAIL D. FOSLER,** 55, Senior Vice President and Chief Economist, The Conference Board (research and business membership organization). Other directorships: Unisys Corporation; H.B. Fuller Company; Baxter International Inc.; and DBS Group Holdings Ltd. Ms. Fosler has been a director of the company since January 2003.

- **PETER A. MAGOWAN,** 60, former Chairman and CEO of Safeway Inc. (leading food retailer). Mr. Magowan is President and Managing General Partner of the San Francisco Giants (major league baseball team). Other directorships: DaimlerChrysler AG and Safeway Inc. Mr. Magowan has been a director of the company since 1993.

Board Meetings and Committees

In 2002, our board met seven times. In addition to those meetings, directors attended meetings of individual board committees. For our incumbent board as a whole, attendance in 2002 at board and committee meetings was over 97 percent.

Our board has four standing committees, each of which has a written charter adopted by the board. To view all committee charters, as well as other corporate governance documents, go to www.CAT.com/investor relations.

The *Audit Committee* assists the board in fulfilling its oversight responsibilities for financial matters. The committee performs this function by monitoring Caterpillar's financial reporting process and internal controls and by assessing the audit efforts of Caterpillar's independent auditors and internal auditing department. The committee and the board have ultimate authority and responsibility to select, evaluate, and, where appropriate, replace the independent auditor. The committee also reviews updates on emerging accounting and auditing issues provided by the independent auditor and by management, to assess their potential impact on Caterpillar. All members of the committee are independent as defined by New York Stock Exchange rules and meet financial literacy guidelines adopted by the board. During 2002, the committee held six meetings.

The *Compensation Committee* assists the board of directors in fulfilling its responsibilities in connection with the compensation of company directors, officers and employees. It performs this function by approving and recommending standards for the company's compensation programs and plans, including various incentive compensation, retirement and other benefit plans. The committee conducts annual reviews of the performance of the company's Chief Executive Officer and fixes his compensation. The committee also reviews the company's salaried and management compensation practices, including the methodologies for setting employee and officer salaries, and fixes the salary and other compensation of all officers of the company. During 2002, the committee held four meetings.

The *Nominating and Governance Committee* makes recommendations to the board regarding the appropriate size and composition of the board, and monitors and makes recommendations regarding the board's performance. The committee also makes recommendations regarding the criteria for the selection of candidates to serve on the board and evaluates and makes recommendations on proposed candidates, including recommending the slate of nominees for election at annual meetings of stockholders. The committee also recommends candidates for election as officers of the company (including Chairman and CEO), monitors compliance with the board's Guidelines on Corporate Governance Issues, and administers the board's annual self-evaluation. The committee also reviews the company's Shareholder Rights Plan at least every three years to consider whether the continuance of the Rights Plan continues to be in the best interests of the company, its stockholders and other constituencies of the company. The committee considers director nominees from stockholders for election at the annual stockholders' meeting. Stockholder nominations must be in writing and received by Caterpillar's Corporate Secretary not later than ninety days in advance of the meeting (nomination procedures are discussed in greater detail in our bylaws which will be provided upon written request). During 2002, the committee held three meetings.

The *Public Policy Committee* provides general oversight with respect to matters of public and social policy affecting the company domestically and internationally, including investor, consumer and community relations issues and employee safety programs, policies and procedures. The committee oversees the company's Code of Worldwide Business Conduct, Policy Letters, and compliance programs and reviews major legislative proposals and proposed regulations involving matters not falling within the substantive coverage of any other committee of the board. During 2002, the committee held three meetings.

Committee Membership (as of December 31, 2002)				
	Audit	**Compensation**	**Nominating & Governance**	**Public Policy**
Lilyan H. Affinito	✔		✔	
Glen A. Barton				
W. Frank Blount	✔		✔	
John R. Brazil		✔		✔*
John T. Dillon	✔		✔*	
Eugene V. Fife	✔	✔		
Juan Gallardo	✔	✔		
David R. Goode	✔*	✔		
Peter A. Magowan		✔		✔
William A. Osborn	✔	✔*		
Gordon R. Parker			✔	✔
Charles D. Powell		✔		✔
Joshua I. Smith			✔	✔
Clayton K. Yeutter			✔	✔
* Chairman of Committee				

Director Compensation

Of our current board members, only Mr. Barton is a salaried employee of Caterpillar. All other members receive separate compensation for board service. That compensation includes:

Annual Retainer:	$60,000
Attendance Fees:	$1,000 for each board meeting $1,000 for each board committee meeting Expenses related to attendance
Committee Chairman Stipend:	$5,000 annually
Stock Options:	4,000 shares annually

Under Caterpillar's Directors' Deferred Compensation Plan, directors may defer 50 percent or more of their annual compensation in an interest-bearing account or an account representing shares of Caterpillar stock. Under the 1996 Stock Option and Long-Term Incentive Plan, directors may also elect to receive all or a portion of their annual retainer fees, attendance fees or stipends in shares of Caterpillar stock.

Our directors also participate in a Charitable Award Program. In the year of a director's death, the first of 10 equal annual installments is paid to charities selected by the director and to the Caterpillar Foundation. The maximum amount payable under the program is $1 million on behalf of each eligible director and is based on the director's length of service. The program is financed through the purchase of life insurance policies, and directors derive no financial benefit from it.

Legal Proceedings

Joshua I. Smith was Chairman and Chief Executive Officer of The MAXIMA Corporation. On June 26, 1998, that corporation filed a voluntary petition for reorganization under Chapter 11 of the U.S. Bankruptcy Code in the United States District Court for the Southern District of Maryland.

On May 11, 2000, the First Circuit Court in Mexico City granted Grupo Azucarero Mexico, S.A. de C.V., a public company of which Juan Gallardo is the controlling shareholder, suspension of payments protection, which is legal protection similar to Chapter 11 of the U.S. Bankruptcy Code. This protection enables the company to continue its operations while meeting its financial obligations in an orderly fashion.

Certain Related Transactions

In 1998, Caterpillar entered into a lease agreement with Riverfront Development L.L.C. (Riverfront) for space at One Technology Plaza, 211 Fulton Street, Peoria, Illinois. Pursuant to this lease and subsequent amendments, Caterpillar paid $739,007 to Riverfront in 2002. Cullinan Properties L.L.C. (Cullinan) owns 100 percent of Riverfront. Diane A. Oberhelman owns a majority of Cullinan and since 2000 has been married to Caterpillar Group President Douglas R. Oberhelman.

In 1998, Caterpillar Financial Services Corporation entered into a loan arrangement with Dynamic Retailers, L.L.C., the current balance of which is $309,000. An additional amount of $250,000 will be advanced in 2003 for a total loan of $559,000. The purpose of the loan is to support the existing CAT Merchandise Centre and an additional CAT Merchandise Centre currently under development. The loan is secured by inventory and fixtures. Cullinan is a 50% member of Dynamic Retailers, L.L.C. Diane A. Oberhelman owns a majority of Cullinan and is one of three personal guarantors of the full payment of the loan.

Thomas A. Gales, Vice President, received $75,000 from the company in November 2002. This amount was paid to Mr. Gales as compensation for the loss incurred on the sale of his home in Peoria, Illinois, pursuant to the company's domestic relocation policy, in conjunction with his relocation to Miami, Florida.

Robert R. Macier, Vice President, was indebted to the company in the amount of $225,000. This amount represented an interest-free loan made by the company to Mr. Macier in 2002 for the equity on his home in Illinois in conjunction with Mr. Macier's relocation to San Diego. Mr. Macier repaid the loan in February 2003.

Audit Committee Report

The Audit Committee (committee) is comprised entirely of independent directors and operates under a written charter adopted by the board. The members of the committee, as of December 31, 2002, are listed at the end of this report.

Management is responsible for the company's internal controls and the financial reporting process. The independent accountants (auditors) are responsible for performing an independent audit of the company's consolidated financial statements in accordance with generally accepted auditing standards and issuing a report thereon. The committee's responsibility is to monitor these processes. In this regard, the committee meets separately at each committee meeting with management, the Vice President for Corporate Auditing and Compliance, and the auditors. The committee has the authority to conduct or authorize investigations into any matters within the scope of its responsibilities and the authority to retain such outside counsel, experts, and other advisors as it determines appropriate to assist it in the conduct of any such investigation. In addition, the committee recommends to the board the appointment of the company's auditors (PricewaterhouseCoopers LLP) and pre-approves all audit and non-audit services to be performed by the auditor.

In this context, the committee has discussed with the company's auditors the overall scope and plans for the independent audit. Management represented to the committee that the company's consolidated financial statements were prepared in accordance with generally accepted accounting principles. Discussions about the company's audited financial statements included the auditors' judgments about the quality, not just the acceptability of the accounting principles, the reasonableness of significant judgments and the clarity of disclosures in the financial statements. The committee also discussed with the auditors other matters required by Statement on Auditing Standards No. 61 *Communication with Audit Committees,* as amended by SAS No. 90 *Audit Committee Communications.* Management and the auditors also made presentations to the committee throughout the year on specific topics of interest, including: (i) the management philosophy, asset allocation levels, risk controls and oversight of the company's pension funds; (ii) the company's derivative policy; (iii) self-insurance and risk management; (iv) the company's information technology systems and the security program to protect these systems; (v) the applicability of new accounting releases; (vi) the company's critical accounting policies; and (vii) the legislative history and substantive requirements of the Sarbanes-Oxley Act of 2002.

The company's auditors provided to the committee the written disclosures required by Independence Standards Board Standard No. 1 *Independence Discussions with Audit Committees,* and the committee discussed the auditors' independence with management and the auditors. In addition, the committee considered whether the information technology and other non-audit consulting services provided by the auditors' firm could impair the auditors' independence and concluded that such services have not impaired the auditors' independence.

Based on (i) the committee's discussion with management and the auditors, (ii) the committee's review of the representations of management, and (iii) the report of the auditors to the committee, the committee recommended to the board that the audited consolidated financial statements

be included in the company's Annual Report on Form 10-K for the year ended December 31, 2002 filed with the Securities and Exchange Commission.

David R. Goode (Chair)

Lilyan H. Affinito **W. Frank Blount** **John T. Dillon**

Eugene V. Fife **Juan Gallardo** **William A. Osborn**

Audit Fees

Fees paid to our auditors' firm were comprised of the following (in millions):

Financial statement audit	$ 8.2
Information system design & implementation	$ 7.5
Other services	
6 Sigma training	2.0
Income tax consulting, planning and return preparation*	17.4
Merger and acquisition support	.4
Other operational consulting projects	.7
Total other services	$ 20.5

*Includes $13.9 paid to PricewaterhouseCoopers LLP for services performed as a subcontractor for outside legal counsel.

Caterpillar Stock Owned by Officers and Directors
(as of December 31, 2002)

Affinito	54,436[1]	Oberhelman	119,391[10]
Barton	564,127[2]	Osborn	5,106[11]
Baumgartner	196,616[3]	Owens	376,724[12]
Blount	25,970[4]	Parker	31,856[13]
Brazil	10,050[5]	Powell	2,732[14]
Dillon	22,034[6]	Shaheen	205,649[15]
Fife	11,000	Smith	23,924[16]
Gallardo	56,784[7]	Thompson	263,861[17]
Goode	35,856[8]	Yeutter	45,226[18]
Magowan	50,468[9]	All directors and executive officers as a group	4,973,723[19]

[1] Affinito — Includes 28,000 shares subject to stock options exercisable within 60 days. In addition to the shares listed above, a portion of compensation has been deferred pursuant to the Directors' Deferred Compensation Plan representing an equivalent value as if such compensation had been invested on December 31, 2002 in 9,968 shares of common stock.

[2] Barton — Includes 457,697 shares subject to stock options exercisable within 60 days. In addition to the shares listed above, a portion of compensation has been deferred pursuant to supplemental employees' investment plans representing an equivalent value as if such compensation had been invested on December 31, 2002 in 4,642 shares of common stock.

Caterpillar Stock Owned by Officers and Directors *(continued)*
(as of December 31, 2001)

[3] Baumgartner — Includes 138,800 shares subject to stock options exercisable within 60 days.

[4] Blount — Includes 20,000 shares subject to stock options exercisable within 60 days. In addition to the shares listed above, a portion of compensation has been deferred pursuant to the Directors' Deferred Compensation Plan representing an equivalent value as if such compensation had been invested on December 31, 2002 in 322 shares of common stock.

[5] Brazil — Includes 8,000 shares subject to stock options exercisable within 60 days. In addition to the shares listed above, a portion of compensation has been deferred pursuant to the Directors' Deferred Compensation Plan representing an equivalent value as if such compensation had been invested on December 31, 2002 in 96 shares of common stock.

[6] Dillon — Includes 16,000 shares subject to stock options exercisable within 60 days. In addition to the shares listed above, a portion of compensation has been deferred pursuant to the Directors' Deferred Compensation Plan representing an equivalent value as if such compensation had been invested on December 31, 2002 in 147 shares of common stock.

[7] Gallardo — Includes 12,000 shares subject to stock options exercisable within 60 days. In addition to the shares listed above, a portion of compensation has been deferred pursuant to the Directors' Deferred Compensation Plan representing an equivalent value as if such compensation had been invested on December 31, 2002 in 96 shares of common stock.

[8] Goode — Includes 28,000 shares subject to stock options exercisable within 60 days. In addition to the shares listed above, a portion of compensation has been deferred pursuant to the Directors' Deferred Compensation Plan representing an equivalent value as if such compensation had been invested on December 31, 2002 in 11,586 shares of common stock.

[9] Magowan — Includes 28,000 shares subject to stock options exercisable within 60 days. In addition to the shares listed above, a portion of compensation has been deferred pursuant to the Directors' Deferred Compensation Plan representing an equivalent value as if such compensation had been invested on December 31, 2002 in 1,939 shares of common stock.

[10] Oberhelman — Includes 93,471 shares subject to stock options exercisable within 60 days. In addition to the shares listed above, a portion of compensation has been deferred pursuant to supplemental employees' investment plans representing an equivalent value as if such compensation had been invested on December 31, 2002 in 6,207 shares of common stock.

[11] Osborn — Includes 1,333 shares subject to stock options exercisable within 60 days. In addition to the shares listed above, a portion of compensation has been deferred pursuant to the Directors' Deferred Compensation Plan representing an equivalent value as if such compensation had been invested on December 31, 2002 in 20 shares of common stock.

[12] Owens — Includes 304,000 shares subject to stock options exercisable within 60 days. In addition to the shares listed above, a portion of compensation has been deferred pursuant to supplemental employees' investment plans representing an equivalent value as if such compensation had been invested on December 31, 2002 in 3,021 shares of common stock.

[13] Parker — Includes 24,000 shares subject to stock options exercisable within 60 days. In addition to the shares listed above, a portion of compensation has been deferred pursuant to the Directors' Deferred Compensation Plan representing an equivalent value as if such compensation had been invested on December 31, 2002 in 372 shares of common stock.

[14] Powell — Includes 1,333 shares subject to stock options exercisable within 60 days. In addition to the shares listed above, a portion of compensation has been deferred pursuant to the Directors' Deferred Compensation Plan representing an equivalent value as if such compensation had been invested on December 31, 2002 in 20 shares of common stock.

[15] Shaheen — Includes 158,341 shares subject to stock options exercisable within 60 days. In addition to the shares listed above, a portion of compensation has been deferred pursuant to supplemental employees' investment plans representing an equivalent value as if such compensation had been invested on December 31, 2002 in 3,351 shares of common stock.

[16] Smith — Includes 20,000 shares subject to stock options exercisable within 60 days. In addition to the shares listed above, a portion of compensation has been deferred pursuant to the Directors' Deferred Compensation Plan representing an equivalent value as if such compensation had been invested on December 31, 2002 in 356 shares of common stock.

[17] Thompson — Includes 186,000 shares subject to stock options exercisable within 60 days. In addition to the shares listed above, a portion of compensation has been deferred pursuant to supplemental employees' investment plans representing an equivalent value as if such compensation had been invested on December 31, 2002 in 7,997 shares of common stock.

[18] Yeutter — Includes 32,000 shares subject to stock options exercisable within 60 days. In addition to the shares listed above, a portion of compensation has been deferred pursuant to the Directors' Deferred Compensation Plan representing an equivalent value as if such compensation had been invested on December 31, 2002 in 7,354 shares of common stock.

[19] Group — Includes 3,770,450 shares subject to stock options exercisable within 60 days. Also includes 75,601 shares for which voting and investment power is shared and 1 share for which beneficial ownership is disclaimed. All directors and executive officers as a group beneficially own less than one percent of the company's outstanding common stock.

Persons Owning More than Five Percent of Caterpillar Stock
(as of December 31, 2002)

Name and Address	Voting Authority		Dispositive Authority		Total Amount of Beneficial Ownership	Percent of Class
	Sole	Shared	Sole	Shared		
Capital Research and Management Company 333 South Hope Street Los Angeles, CA 90071	0	0	22,670,500	0	22,670,500	6.6%

Performance Graph

CATERPILLAR INC.
Total Cumulative Stockholder Return for
Five-Year Period Ending December 31, 2002

The graph below shows the cumulative stockholder return assuming the investment of $100 on December 31, 1997 and reinvestment of dividends thereafter.



		1997	1998	1999	2000	2001	2002
Caterpillar Inc.	■	100.00	96.99	101.54	105.76	120.17	108.32
S&P 500	▲	100.00	128.58	155.63	141.46	124.66	97.12
S&P 500 Machinery*	●	100.00	86.34	101.82	98.90	106.88	104.50

* The S&P Machinery (Diversified) Index, which was used in performance graphs for prior years, was discontinued as of December 31, 2001.

Compensation Committee Report on Executive Officer and Chief Executive Officer Compensation

As Caterpillar's Compensation Committee (committee), our primary goal is to establish a compensation program that serves the long-term interests of Caterpillar and its stockholders. Our prime asset is our people. A focused, competitive compensation program tailored to meet our long-term goals significantly enhances that asset.

We believe that Caterpillar has developed a compensation program that effectively:

- links the interests of management and stockholders;

- links employee compensation with both individual performance and long-term Caterpillar performance; and

- attracts and retains people of high caliber and ability.

Although this report is directed at CEO and executive officer compensation, the committee emphasizes that only through the efforts of all highly motivated, dedicated Caterpillar employees around the globe has the company been able to achieve its success.

Executive Officer Compensation

Our executive officer compensation package is a combination of short-term and long-term incentive compensation. To best align the interests of our executive officers with those of stockholders, no executive officer has a "golden parachute" agreement that would reward him or her upon departure from the company. Short-term compensation consists of base salary and cash payouts under our corporate incentive compensation plans. Long-term compensation consists of stock options, grants of restricted stock and cash payouts under the long-term portion of our long-term incentive plan. The committee established the following principles to guide us in structuring our direct pay practices:

- ***Base salary, as a percentage of total direct pay, should decrease as salary grade levels increase*** — as employees move to higher levels of responsibility with greater ability to influence enterprise results, the percentage of their pay at risk should increase correspondingly;

- ***The ratio of long-term variable pay to short-term variable pay should increase as salary grade levels increase*** — the long-term future of our company should be the top priority of our executives and our compensation program must motivate our executives to take actions that are best for the long-term vitality of the company; and

- ***The ratio of stock options and other equity-based compensation to long-term performance-based plans should increase as salary grade levels increase*** — stock options provide a clear link between interests of the stockholder and the interests of the recipient. Our compensation program must place increasing emphasis on developing an "ownership mentality" among our top executives.

These principles guided the committee's compensation decisions in 2002.

Short-Term Compensation

Total annual cash compensation for executive officers is comprised of base salary plus annual short-term incentive pay. At Caterpillar, total cash is targeted to be highly competitive in relation to salaries offered at other companies within our competitive market for talent.

In October, 2001 we received survey data from Hewitt, Hay, Towers Perrin, and the Caterpillar Select 10 — a group of selected Comparator Companies in our industry with which we often benchmark. All companies included in these surveys are in the S&P Composite Index and two of them were in the S&P Machinery (Diversified) Index. The data showed that executive officer short-term incentive compensation at Caterpillar at the Chairman/CEO and Vice President levels was below that of surveyed companies, and slightly below that of surveyed companies at the Group President level.

In response, we approved increases at the midpoint salary range at the Chairman/CEO and Vice President levels, and increased the short-term incentive percentage at target for the CEO/Chairman and Vice President levels to 110% and 70% respectively. The percentage of the base pay element of short-term incentive pay at the Group President level was maintained from the prior year. With these changes, executive officer short-term incentive compensation was anticipated to be slightly below market average.

Payouts Under The Corporate Incentive Compensation Plans

Executive officers, along with other management and salaried employees, participate in corporate incentive compensation plans as part of their short-term compensation package. For the CEO and Group Presidents, the plan is called the Executive Short-Term Incentive Plan (ESTIP). The ESTIP was approved by our stockholders at the Annual Meeting of Stockholders on April 11, 2002, so as to preserve the tax-deductibility offered for such compensation under Section 162(m) of the United States Tax Code. For all other salaried and management employees, the corporate incentive compensation plan is referred to as the Short-Term Incentive Plan (STIP). The ESTIP and the STIP (the plans) are substantially similar team-based pay at risk plans that deliver a target percentage of base salary to each participant based on performance against team goals at both the enterprise and business unit levels. The following guiding principles apply to the plans:

- Percentage of pay at risk is to remain at market-leading levels;
- The plans are focused on rewarding employees for the delivery of results against measurable goals;
- The plans are designed to deliver highly competitive incentive compensation at target levels;
- The company's payout objective under the plans should be at target on average over a period of years; and
- The plans are designed to drive behavior aligned with both enterprise and business unit results.

For 2002, in order to better align employees' interests with our stockholders' interests, the committee decided to replace the return on assets (ROA) metric that had previously been applied under the plans with a metric tied to Caterpillar's earnings per share (EPS). Accordingly, Caterpillar's achievement of payouts under the plans are driven by three factors:

- a team award based on annual base salary and Caterpillar's achievement of certain EPS levels;
- an individual award based on individual performance; and
- the achievement of certain 6 Sigma benefit levels for the year.

For 2002 approximately $224.2 million in short-term incentive compensation was earned by approximately 53,798 Caterpillar employees.

Team awards under these plans are calculated by multiplying:

- annual base salary;
- a specific percentage of base salary that varies based on position;
- a performance factor based upon Caterpillar's achievement of certain EPS levels; and
- a performance factor based upon achievement of certain 6 Sigma benefits levels.

With the exception of the portion of the award tied to the achievement of 6 Sigma benefit levels, before any amount could be awarded under these plans for 2002, Caterpillar had to achieve a minimum EPS level, with larger amounts awarded for achievement of a target or maximum EPS level. For 2002 the threshold EPS level was achieved and all executive officers received a team award.

As part of the STIP, 28 business units (or divisions within those units) at Caterpillar have their own short-term incentive compensation plans tied to the goals of their particular unit. For 2002, 36 executive officers received part of their short-term incentive payouts based on the performance of their individual business units. Several factors specific to the unit may have impacted that payout, including return on sales, EPS, ROA, accountable profit, operating expenses, percentage of industry sales, quality and customer satisfaction.

Executive officers participating in their respective divisional incentive plans were eligible to receive 50 percent of the team award amount that would have been awarded if he or she had participated solely in the divisional plans and 50 percent of the amount that would have been awarded had the officer participated solely in the STIP.

In addition to these awards, certain executive officers received an individual award for 2002 based on individual performance. In making individual awards, the Chairman is allocated a special recognition award amount each year that equals a percentage of all incentive compensation paid to executive officers that year. In his discretion, the Chairman decides whether any individual awards are warranted. Unused portions of the funds allocated to the Chairman each year for individual awards are not carried forward into the next year.

Long-Term Incentive Compensation

The Long-Term Incentive Plan (LTIP) is comprised of three components: annual stock option grants, a cash award based on a three-year performance target plan and grants of restricted stock.

Stock Options

In 2002 all executive officers and certain other key employees were granted stock options. These stock options permit the holder to buy Caterpillar stock for a price equal to the stock's value when the option was granted. If the price of Caterpillar stock increases from the date of grant, the options have value. Typically, holders have 10 years to exercise stock options from the date they were granted, absent events such as death or termination of employment. We view stock options as critical to linking the interest of our stockholders and employees to realize a benefit from appreciation in the price of Caterpillar stock.

The number of options an executive officer receives depends upon his or her position in the company. Typically, a baseline number of options is granted for the positions of Vice President, Group President, and Chairman. Adjustments may be made based on a subjective assessment of individual performance.

Consistent with our commitment to cultivate an ownership mentality among our executive officers, Caterpillar is one of the few companies to establish and adhere to strict ownership guidelines in connection with stock option grants. Pursuant to these guidelines, adjustments to the number of options granted may be made if the officer does not meet his or her stock ownership requirements. Officers are encouraged to own a number of shares at least equal to the average number of shares for which they received options in their last five option grants and have five years to meet this target. Twenty-five percent of vested unexercised options apply toward the ownership target. If 100 percent of this guideline was not met, significant progress had not been made toward meeting it, or a satisfactory explanation for failure to meet it had not been presented, we would have reduced the number of options to be granted to the particular officer. For 2002, all officers complied with the target ownership guidelines and no officer was penalized for low share ownership.

Long-Term Incentive Feature

Our option plan also includes a long-term incentive feature offered to executive officers and other high-level management employees. Under this feature, a three-year company performance cycle is established each year. If the company meets certain threshold, target, or maximum performance goals at the end of the cycle, participants receive a cash payout. We have the ability to apply different performance criteria for different cycles, as well as the discretion to adjust performance measures for unusual items such as changes in accounting practices or corporate restructurings. For the 2002-2004 cycle and beyond, the committee decided to change the metric for the long-term plan from after-tax ROA to a metric combining company EPS and return on equity (ROE). This change was made to better align our officers' interests with those of our stockholders.

For the three-year cycle established for the years 2000 through 2002, the threshold after-tax ROA goal was not met and no payout was made for the second consecutive year.

Restricted Stock Grants

In December 2000, in recognition of the need to attract and retain outstanding performers, we approved the implementation of a restricted stock award program. Key elements of the program are:

- Establishment of a pool of 250,000 restricted shares of company stock, from which selected performance-based and retention-based grants would be made to officers and other key employees, as well as prospective employees;

- Refreshment of the pool annually to a level approved by the committee;

- Restrictions on awarded shares with vesting schedules varying from 3 – 5 years; and

- Forfeiture of restricted shares upon the grantee's election to leave Caterpillar.

Pursuant to the plan, the committee reviews nominations for awards to assure they meet the following criteria:

For prospective employees:

- Demonstrated potential as a significant contributor;

- Capabilities presenting a potential competitive advantage; or

- Special talents or characteristics to meet a specific corporate need.

For current Caterpillar employees:

- Exceptional performance;

- High potential for promotion; or

- High marketability for positions outside Caterpillar.

Eighty-two participants received a total of 50,975 restricted shares with a total value of $2,503,528 under this restricted stock award program in 2002.

Mr. Barton's Individual Goals for 2002

The committee reviewed Mr. Barton's individual goals established at the beginning of 2002 and his subsequent performance against those goals. Mr. Barton's 2002 performance was also considered in determining adjustments to his 2003 salary. We believe that Mr. Barton has done an excellent job of shepherding Caterpillar through some very difficult economic times while positioning the company for long-term growth and success.

Financial Results

Due to an unexpectedly slow economic recovery and deteriorating economic and market conditions in the second half of the year, the company was forced to revise its annual outlook in July 2002. However, under Mr. Barton's direction, the company delivered annual results surpassing the revised outlook. This performance was attributable to many factors, including the company's diverse base of businesses, which reflects a key element of Mr. Barton's direction, as well as reductions in the company's capital expenditures and employment. In addition, 6 Sigma continued to achieve breakthroughs in cost reduction, quality and process improvement in 2002, surpassing the aggressive enterprise goals set by Mr. Barton. These efforts contributed to the company's significant improvement in *Machinery and Engines* net free cash flow. These achievements and the company's results in a difficult economic environment are a testament to Mr. Barton's leadership and ability to manage the company effectively in times of slower growth.

Pursue New Business Opportunities

In 2002 Mr. Barton achieved his goal of pursuing new business opportunities for the company. In April, Caterpillar entered the auction process to acquire Enron's Wind Power Division, and bowed out of the bidding when the acquisition price exceeded the company's assessment of the value. Also in April, the company announced that it had formalized and expanded an agreement with FuelCell Energy, Inc. to distribute and develop ultra-low emission Direct FuelCell (DFC®) power generation products for industrial and commercial use. Under this ten-year alliance agreement, customers will be able to buy these innovative systems from Caterpillar dealers in selected regions in North America. In September, the company announced a long-term supply agreement with Blue Bird Corporation, North America's leading manufacturer of school buses. Under terms of the agreement, Caterpillar will supply the majority of engines used in Blue Bird's school bus production.

6 Sigma Leadership

Under Mr. Barton's leadership, the company's 6 Sigma efforts were extraordinarily successful in 2002, building on the momentum generated in 2001. 6 Sigma results exceeded the company's expectations and contributed in excess of 500 million dollars in benefits, the majority of which impacted the bottom line. In 2002, the company completed nearly three times as many projects as in 2001 and more than 15,000 employees were involved in various roles as 6 Sigma project sponsors, black belts, green belts, team members and subject matter experts. Additionally, as 2002 came to a close, more than 40 dealers and 100 suppliers were in the process of deploying 6 Sigma for their businesses.

Effective Management of Acquisitions and Growth Initiatives

For 2002, Mr. Barton set a goal of keeping recent acquisitions and growth initiatives on track to deliver improved returns. The profitability of recent engine-related acquisitions as a whole improved due to increased revenues and significant achievements in cost reduction. Building Construction Products made good progress and had success in cost reduction in 2002 thanks in part to a significant restructuring of certain fabrication facilities, particularly in the United Kingdom. However, in the large mining equipment sector, a severely depressed industry prevented the company from achieving its sales and revenue goals for the year.

Critical Success Factors

In 2002 Mr. Barton set a goal to provide enhanced progress reports to the board with respect to each of the company's Critical Success Factors (CSF's). He met this goal, providing regular updates on the CSF's throughout the year and dedicating significant time at each board meeting to a select number of CSF's, focusing particular emphasis on cost reduction and growth.

China and India

Mr. Barton achieved his 2002 goal to coordinate the company's product and manufacturing strategies for China and India. Of particular note in this regard were the institution of a Product and Design center in Japan to service this region and the establishment of the framework to have machines available in China and the introduction of a backhoe loader in India, beginning in early 2003.

Contact with Analysts and Stockholders

For 2002 Mr. Barton set a goal of maintaining contact with financial analysts and stockholders. This goal was met as Mr. Barton made presentations to more than 70 analysts at the CONEXPO and held meetings throughout the year with institutional stockholders owning nearly twenty percent of the company's outstanding shares. He also met individually with several analysts throughout the year to keep abreast of trends and ideas prevalent in the marketplace. These meetings provided significant support to the company's investor relations efforts.

Contact with Caterpillar Customers

For 2002 Mr. Barton set a goal of maintaining regular contact with Caterpillar customers. This goal was met as Mr. Barton continued to be actively involved in the support of the company's marketing activities. These efforts included visits with numerous large engine, earthmoving, mining and logistics customers. He also attended major dealer anniversaries and met with several customer groups. In addition, his participation in CONEXPO provided an opportunity to interact with a significant number of customers and potential customers.

Outside Organizations

Mr. Barton met his goal to be an active participant in organizations dedicated to business and commerce. He regularly attended meetings of the Business Roundtable, The Conference Board and the International Business Roundtable. He also accepted the White House's invitation to attend President Bush's Economic Forum in August. He also made major speeches to universities, rotaries and Chambers of Commerce throughout the year.

Commitment to the Peoria Community

Mr. Barton achieved his goal of continuing his involvement in the growth and development of Caterpillar's hometown, Peoria, Illinois. Mr. Barton completed his service as the Chairman of the Bradley University Board of Trustees in December 2002. He also remained active in PeoriaNext and the Peoria Civic Foundation and continued to provide support to the leadership group promoting a bioscience center in Peoria.

By the Compensation Committee consisting of:

William A. Osborn (Chairman)

John R. Brazil	*Eugene V. Fife*	*Juan Gallardo*
David R. Goode	*Peter A. Magowan*	*Charles D. Powell*

Executive Compensation Tables

2002 Summary Compensation Table

Name and Principal Position	Year	Annual Compensation			Long-Term Compensation			All Other Compensation[5]
					Awards		Payouts	
		Salary	Bonus[1]	Other Annual Compensation[2]	Restricted Stock Awards[3]	Securities Underlying Options	LTIP Payouts[4]	
G. A. Barton Chairman and CEO	2002	$1,175,001	$ 917,943	$ 628	$ 0	190,000	$ 0	$56,400
	2001	1,075,002	1,188,004	5,941	421,350	160,000	0	51,600
	2000	967,500	780,000	0	0	160,000	352,778	46,440
V. H. Baumgartner[6] Group President	2002	712,638	404,907	0	0	61,000	0	23,841
	2001	549,229	478,179	0	0	54,000	0	26,363
	2000	506,813	306,901	0	0	24,000	127,635	24,327
D. R. Oberhelman Group President	2002	498,000	282,910	176	0	61,000	0	19,540
	2001	407,086	414,720	0	147,473	24,000	0	7,150
	2000	364,998	278,436	7,164	0	24,000	90,625	5,463
J. W. Owens Group President	2002	670,002	380,600	482	0	61,000	0	22,781
	2001	645,006	600,927	0	0	54,000	0	25,800
	2000	600,000	383,760	0	0	54,000	179,375	24,000
G. L. Shaheen Group President	2002	590,505	335,472	718	0	61,000	0	24,020
	2001	553,755	488,167	1,704	0	54,000	0	22,150
	2000	519,996	324,478	68	0	54,000	144,444	20,800
R. L. Thompson Group President	2002	670,002	380,600	1,099	0	61,000	0	20,100
	2001	645,006	565,927	1,732	0	54,000	0	19,350
	2000	600,000	383,760	1,528	0	54,000	179,375	18,000

[1] Consists of cash payments made pursuant to the corporate incentive compensation plan in 2003 with respect to 2002 performance, in 2002 with respect to 2001 performance, and in 2001 with respect to 2000 performance.

[2] Taxes paid on behalf of employee related to aircraft usage.

[3] Consists of restricted shares issued pursuant to the restricted stock award program established in December 2000. On March 1, 2001, 10,000 restricted shares were awarded to G. A. Barton and 3,500 restricted shares were awarded to D. R. Oberhelman. The fair market value of Caterpillar common stock at the time of these awards was $42.135. As of December 31, 2002, the number and value of all restricted stock held by each of the following was: G. A. Barton – 19,025 ($861,072), V. H. Baumgartner – 2,885 ($130,575), D. R. Oberhelman – 5,950 ($269,297), J. W. Owens – 4,971 ($224,987), G. L. Shaheen – 3,740 ($169,272) and R. L. Thompson – 4,971 ($224,987). Caterpillar's average stock price on December 31, 2002 ($45.26 per share) was used to determine the value of restricted stock. Dividends are paid on restricted stock.

[4] Consists of payouts made in early 2001. Fifty percent was in cash and fifty percent in restricted stock. Caterpillar's average stock price on December 31, 2000 ($47.3750) was used to determine the restricted stock portion of the payout.

[5] Consists of matching company contributions for the Employees' Investment Plan and supplemental employees' investment plans, respectively, of G. A. Barton ($8,560/$47,840), D. R. Oberhelman ($6,880/$12,660), J. W. Owens ($6,748/$16,033), G. L. Shaheen ($7,313/$16,707) and R. L. Thompson ($5,150/$14,950) and of matching contributions for V. H. Baumgartner ($23,841) in a foreign Employees' Investment Plan.

[6] Dollar amounts are based on compensation in Swiss Francs converted to U.S. dollars using the exchange rate in effect December 31, 2002.

Option Grants in 2002

Name	Individual Grants				Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term[3]	
	Number of Securities Underlying Options Granted[1]	% of Total Options Granted to Employees In Fiscal Year 2002[2]	Exercise Price Per Share	Expiration Date	5%	10%
G. A. Barton	190,000	2.36	$50.715	06/11/12	$ 6,059,936	$ 15,357,054
V. H. Baumgartner	61,000	.76	50.715	06/11/12	1,945,558	4,930,423
D. R. Oberhelman	61,000	.76	50.715	06/11/12	1,945,558	4,930,423
J. W. Owens	61,000	.76	50.715	06/11/12	1,945,558	4,930,423
G. L. Shaheen	61,000	.76	50.715	06/11/12	1,945,558	4,930,423
R. L. Thompson	61,000	.76	50.715	06/11/12	1,945,558	4,930,423
Executive Group	1,179,600	14.65	50.715	06/11/12	37,622,634	95,343,057
All Stockholders[4]	N/A	N/A	N/A	N/A	10,976,502,540	27,816,587,871
Executive Group Gain as % of all Stockholder Gain	N/A	N/A	N/A	N/A	.3428%	.3428%

[1] Options are exercisable upon completion of one full year of employment following the grant date (except in the case of death or retirement) and vest at the rate of one-third per year over the three years following the grant. Upon exercise, option holders may surrender shares to pay the option exercise price and satisfy tax-withholding requirements. Options granted to certain employees that are vested and not incentive stock options may be transferred to certain permitted transferees.

[2] In 2002, options for 8,102,864 shares were granted to employees and directors as follows: Executive Group – 1,179,600; non-employee directors – 52,000; and all others – 6,871,264.

[3] The dollar amounts under these columns reflect the 5% and 10% rates of appreciation prescribed by the Securities and Exchange Commission. The 5% and 10% rates of appreciation would result in per share prices of $82.61 and $131.54, respectively.

[4] For "All Stockholders" the potential realizable value is calculated from $50.715, the average price of Common Stock on June 11, 2002, based on the outstanding shares of common stock on that date.

Aggregated Option/SAR Exercises in 2002, and 2002 Year-End Option/SAR Values

Name	Shares Acquired On Exercise[1]	Value Realized[2]	Number of Securities Underlying Unexercised Options/SARs at 2002 Year-End[3]		Value of Unexercised In-the-Money Options/ SARs at 2002 Year-End[2]	
			Exercisable	Unexercisable	Exercisable	Unexercisable
G. A. Barton	10,000	$157,388	482,919	350,000	$1,759,373	$365,262
V. H. Baumgartner	0	0	138,800	105,000	706,015	54,790
D. R. Oberhelman	0	0	93,471	85,000	189,488	54,790
J. W. Owens	13,736	389,133	304,000	115,000	1,618,933	123,277
G. L. Shaheen	4,262	47,481	158,341	115,000	408,069	123,277
R. L. Thompson	18,000	379,147	186,000	115,000	123,277	123,277

[1] Upon exercise, option holders may surrender shares to pay the option exercise price and satisfy tax-withholding requirements. The amounts provided are gross amounts absent netting for shares surrendered.

[2] Calculated on the basis of the fair market value of the underlying securities at the exercise date or year-end, as the case may be, minus the exercise price.

[3] Numbers presented have not been reduced to reflect any transfers of options by the named executives.

Long-Term Incentive Plans/Awards in 2002

Name	Performance or Other Period Until Maturation or Payout	Estimated Future Payouts under Non-Stock Price-Based Plans[1]		
		Threshold	Target	Maximum
G. A. Barton	2002 – 2004	$ 960,000	$ 1,920,000	$ 2,880,000
Chairman and CEO	2001 – 2003	600,000	1,200,000	1,800,000
V. H. Baumgartner	2002 – 2004	382,844	765,688	1,148,533
Group President	2001 – 2003	273,460	546,920	820,380
D. R. Oberhelman	2002 – 2004	264,600	529,200	793,800
Group President	2001 – 2003	189,000	378,000	567,000
J. W. Owens	2002 – 2004	354,375	708,750	1,063,125
Group President	2001 – 2003	253,125	506,250	759,375
G. L. Shaheen	2002 – 2004	314,475	628,950	943,425
Group President	2001 – 2003	224,625	449,250	673,875
R. L. Thompson	2002 – 2004	354,375	708,750	1,063,125
Group President	2001 – 2003	253,125	506,250	759,375

[1] Payout is based upon an executive's base salary at the end of the three-year cycle, a predetermined percentage of that salary, and Caterpillar's achievement of specified performance levels (after-tax return on assets (ROA) for the 2001 – 2003 cycle and earnings per share (EPS) and return on equity (ROE) for the 2002 – 2004 cycle) over the three-year period. The threshold amount will be earned if 50% of the targeted performance level is achieved. The target amount will be earned if 100% of the targeted performance level is achieved. The maximum award amount will be earned at 150% of targeted performance level. Base salary levels for 2002 were used to calculate the estimated dollar value of future payments under both cycles.

Pension Plan Table

Remuneration	Years of Service				
	15	20	25	30	35
$ 100,000	$ 22,500	$ 30,000	$ 37,500	$ 45,000	$ 52,500
150,000	33,750	45,000	56,250	67,500	78,750
200,000	45,000	60,000	75,000	90,000	105,000
250,000	56,250	75,000	93,750	112,500	131,250
300,000	67,500	90,000	112,500	135,000	157,500
350,000	78,750	105,000	131,250	157,500	183,750
400,000	90,000	120,000	150,000	180,000	210,000
450,000	101,250	135,000	168,750	202,500	236,250
500,000	112,500	150,000	187,500	225,000	262,500
550,000	123,750	165,000	206,250	247,500	288,750
650,000	146,250	195,000	243,750	292,500	341,250
750,000	168,750	225,000	281,250	337,500	393,750
850,000	191,250	255,000	318,750	382,500	446,250
950,000	213,750	285,000	356,250	427,500	498,750
1,100,000	247,500	330,000	412,500	495,000	577,500
1,400,000	315,000	420,000	525,000	630,000	735,000
1,600,000	360,000	480,000	600,000	720,000	840,000
1,950,000	438,750	585,000	731,250	877,500	1,023,750
2,500,000	562,500	750,000	937,000	1,125,000	1,312,500

The compensation covered by the pension program is based on an employee's annual salary and bonus. Amounts payable pursuant to a defined benefit supplementary pension plan are included. As of December 31, 2002, the persons named in the Summary Compensation Table had the following estimated credited years of benefit service for purposes of the pension program: G. A. Barton – 35 years*; V. H. Baumgartner – 37 years**; D. R. Oberhelman – 27 years; J. W. Owens – 30 years; G. L. Shaheen – 35 years; and R. L. Thompson – 20 years. The amounts payable under the pension program are computed on the basis of an ordinary life annuity and are not subject to deductions for Social Security benefits or other amounts.

---

* Although having served more than 35 years with the Company, amounts payable under the plan are based on a maximum of 35 years of service.

** Mr. Baumgartner is covered by the pension plan of a subsidiary of the Company which is intended to provide benefits comparable to those under the Company's pension program. There are no material differences between Mr. Baumgartner's pension plan benefits and those disclosed in the table.

 # PROPOSAL 2 — Stockholder Proposal re: Rights Plan and Caterpillar Response

Pursuant to Rule 14a-8(l)(1) of the Securities Exchange Act of 1934, the company will provide the name, address and number of company securities held by the proponent of this shareholder proposal promptly upon receipt of a written or oral request.

Resolution Proposed by Stockholder

This is to recommend that our company adopt a bylaw to seek shareholder approval of any poison pill in effect or adopted in the period between each annual meeting. This applies to the greatest extent as may be practical.

Supporting Statement of Proponent

Shareholder value

Outside of management circles, a poison pill can be viewed as a device to reduce management accountability. For instance, I believe a poison pill can discourage a buy-out premium for our stock.

A buy-out premium could be triggered if our stock declines due to the fault of current management. If current management is at fault for a declining stock price, I believe shareholders should have a counterbalancing opportunity for a buy-out with a premium — without the interference of a poison pill.

I believe that an absence of a poison pill will encourage management to a higher standard because mismanagement will more likely result in a change in control. This principle is similar to higher employee performance being triggered by a desire to continue holding one's job.

Harvard Supporting Report

A 2001 Harvard Business School study found that good corporate governance (which took into account whether a company has a poison pill) was positively and significantly related to company value. This study, conducted with the University of Pennsylvania's Wharton School, reviewed the relationship between the corporate governance index for 1,500 companies and company performance from 1990 to 1999.

Council of Institutional Investors Recommendation

Council of Institutional Investors www.cii.org, an organization of 120 pension funds which invests $1.5 trillion, called for shareholder approval of poison pills. In recent years, various companies have been willing to redeem existing poison pills or seek shareholder approval for their poison pill. This includes Columbia/HCA, McDermott International and Bausch & Lomb. I believe that our company should follow suit.

To give shareholders more options in case of mismanagement:
SHAREHOLDER VOTE ON POISON PILLS
YES ON 2

Statement in Opposition to Proposal

Caterpillar has a demonstrated history of commitment to good corporate governance that precedes by decades the corporate scandals that have understandably shaken investor confidence recently. This commitment was recognized in a recent independent study of corporate governance practices conducted by Institutional Shareholder Services (ISS). This study, which rated companies on fifty-one corporate governance criteria — including whether or not a Shareholder Rights Plan or "poison pill" is in place — placed Caterpillar in the top 11 percent of firms in the S&P 500 with an 89.3 score on ISS' Corporate Governance Quotient (CGQ). Compared to other firms in the capital goods industry, Caterpillar placed in the top seven percent with a 93.4 Industry CGQ.

Despite the company's impressive governance record, proponent for the fourth consecutive year has submitted a governance issue proposal that has failed each year to receive sufficient support to pass under applicable law and company bylaws and that has received declining support (less than 50 percent of the yes-no vote and less than 43 percent of the overall vote at the 2001 and 2002 meetings) each successive year. Your board opposes this proposal.

Our Shareholder Rights Plan does not, and is not intended to, prevent bidders from making offers to acquire the company at a price and on terms that would be in the best interests of all stockholders. Instead, the Shareholder Rights Plan is designed to protect stockholders against potential abuses during a takeover attempt. In this regard, it is important to remember that hostile acquirers are interested in buying a company as cheaply as they can, and, in attempting to do so, may use coercive tactics such as partial and two-tiered tender offers and creeping stock accumulation programs which do not treat all stockholders fairly and equally. We believe our Rights Plan provides our board with an additional degree of control in a takeover situation by allowing it to evaluate a takeover proposal in a rational manner to determine whether, in the exercise of its fiduciary duties, the board believes the proposed offer adequately reflects the value of the company and is in the interests of all stockholders.

Boards have a fiduciary duty to act in the best interests of the stockholders. Our board is comprised (with one exception) entirely of independent outside directors. In the event of a takeover attempt triggering the Rights Plan, our board is in the best possible position to be free from self-interest in discharging its fiduciary duty to determine whether the proposed offer is in the best interests of the stockholders.

The economic benefits of a shareholder rights plan to shareholders have been validated in several studies. Georgeson & Company Inc. — a nationally recognized proxy solicitor and investor relations firm — analyzed takeover data between 1992 and 1996 to determine whether shareholder rights plans had any measurable impact on shareholder value. Their findings were as follows:

- Premiums paid to acquire target companies with rights plans were on average eight percentage points higher than premiums paid to target companies without rights plans;

- Rights plans contributed an additional $13 billion in shareholder value during the last five years and shareholders of acquired companies without rights plans gave up $14.5 billion in potential premiums;

- The presence of a rights plan did not increase the likelihood of withdrawal of a friendly takeover bid nor the defeat of a hostile one; and

- Rights plans did not reduce the likelihood of a company becoming a takeover target.

Georgeson's two pioneering "Poison Pill" Impact Studies in 1998 and a 1995 report from JP Morgan reached the same conclusions. For these reasons, plans similar to our Rights Plan have been adopted by a majority of the companies in the S&P 500 index.

Supporting this empirical evidence, the Director of Corporate Programs at ISS has conceded that "companies with poison pills tend to get higher premiums on average than companies that don't have pills." *Wall Street Journal,* January 29, 1999.

The company recognizes that despite the empirical evidence regarding the value of our Rights Plan, stockholders have a justified interest in assuring that independent board members systematically review the Rights Plan to confirm whether its existence continues to be in the best interests of the company and its stockholders. In response to this concern, on October 9, 2002, the board of directors approved an amendment to the company's Rights Plan to include a provision (commonly referred to as a TIDE provision) that will require a committee comprised solely of independent directors to review the Rights Plan at least every three years to consider whether the continuance of the Rights Plan is in the best interests of the company, its stockholders and any other relevant constituencies of the company. The committee conducted this review this year. Based on the committee's review, as well as our directors' business experience and knowledge of Caterpillar and the industry in which it operates, the board continues to believe the Caterpillar Shareholder Rights Plan is in your best interest.

YOUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "AGAINST" PROPOSAL 2.

Other Matters

Section 16(a) Beneficial Ownership Reporting Compliance

Based upon a review of our records, all reports required to be filed pursuant to Section 16(a) of the Exchange Act were filed on a timely basis except one filing on Form 4 for G. L. Shaheen that was filed four days late. The filing reported two exercises of stock options by Mr. Shaheen for a total of 4,262 shares of company stock.

Stockholder Proposals for the 2004 Annual Meeting

If you want to submit a proposal for possible inclusion in the company's 2004 Proxy Statement, our Corporate Secretary must receive it on or before November 4, 2003.

Matters Raised at the Meeting not Included in this Statement

We do not know of any matters to be acted upon at the meeting other than those discussed in this statement. If any other matter is presented, proxy holders will vote on the matter in their discretion.

Under Caterpillar bylaws, a stockholder may bring a matter before the annual meeting by giving adequate notice to our Corporate Secretary. To be adequate, that notice must contain information specified in our bylaws and be received by us not less than 45 days nor more than 90 days prior to the annual meeting. If, however, less than 60 days notice of the meeting date is given to stockholders, notice of a matter to be brought before the annual meeting may be provided to us up to the 15th day following the date notice of the annual meeting was provided.

Solicitation

Caterpillar is soliciting this proxy on behalf of its board of directors. This solicitation is being made by mail but also may be made by telephone or in person. We have hired Innisfree M&A Incorporated for $15,000, plus out-of-pocket expenses, to assist in the solicitation.

Stockholder List

A stockholder list will be available for your examination during normal business hours at 100 NE Adams Street, Peoria, Illinois, at least ten days prior to the annual meeting and will also be available for examination at the annual meeting.

Revocability of Proxy

You may revoke the enclosed proxy by filing a written notice of revocation with us or by submitting another executed proxy that is dated later.

ADMISSION TICKET REQUEST PROCEDURE

Request Deadline

Ticket requests must include all information specified in the applicable table below and be submitted in writing and received by Caterpillar on or before April 2, 2003. No requests will be processed after that date.

Number of Tickets

Admission tickets will be limited to stockholders of record on February 10, 2003 and one guest, or a stockholder's authorized proxy representative.

To Submit Request

Submit requests to James B. Buda, Secretary by mail to 100 NE Adams Street, Peoria, IL 61629-7310 or by fax to (309) 675-6620. Ticket requests by telephone will not be accepted.

Verification

In all cases, record date share ownership will be verified. Please bring a valid photo identification to the meeting.

Authorized Proxy Representative

A stockholder may appoint a representative to attend the meeting and/or vote on his/her behalf. The admission ticket must be requested by the stockholder but will be issued in the name of the authorized representative. Individuals holding admission tickets that are not issued in their name will not be admitted to the meeting. Stockholder information specified below and a written proxy authorization must accompany the ticket request.

Registered Stockholders	*Beneficial Holders*
For ownership verification provide: • name(s) of stockholder • address • phone number • social security number and/or stockholder account number **Also Include:** • name of guest if other than stockholder • name of authorized proxy representative, if one appointed • address where tickets should be mailed and phone number	**For ownership verification provide:** • a copy of your brokerage account statement showing Caterpillar stock ownership as of the record date (2/10/03); • a letter from your broker, bank or other nominee verifying your record date (2/10/03) ownership; or • a copy of your voting instruction card **Also Include:** • name of guest if other than stockholder • name of authorized proxy representative, if one appointed • address where tickets should be mailed and phone number

APPENDIX

CATERPILLAR INC.

GENERAL AND FINANCIAL INFORMATION

2002

TABLE OF CONTENTS

Page





REPORT OF MANAGEMENT

The management of Caterpillar Inc. has prepared the accompanying financial statements for the years ended December 31, 2002, 2001 and 2000, and is responsible for their integrity and objectivity. The statements were prepared in conformity with generally accepted accounting principles, applying certain estimates and judgments as required.

Management maintains a system of internal accounting controls which has been designed to provide reasonable assurance that: transactions are executed in accordance with proper authorization, transactions are properly recorded and summarized to produce reliable financial records and reports, assets are safeguarded and the accountability for assets is maintained.

The system of internal controls includes statements of policies and business practices, widely communicated to employees, which are designed to require them to maintain high ethical standards in their conduct of company affairs. The internal controls are augmented by careful selection and training of supervisory and other management personnel, by organizational arrangements that provide for appropriate delegation of authority and division of responsibility and by an extensive program of internal audit with management follow-up. The company's adoption of 6 Sigma is expected to improve processes leading to enhanced internal controls.

The financial statements have been audited by PricewaterhouseCoopers LLP, independent accountants, in accordance with auditing standards generally accepted in the United States of America. They have made similar annual audits since the initial incorporation of our company. Their role is to render an objective, independent opinion on management's financial statements. Their report appears below.

Through its Audit Committee, the board of directors reviews our financial and accounting policies, practices and reports. The Audit Committee consists exclusively of seven directors who are not salaried employees and who are, in the opinion of the board of directors, free from any relationship that would interfere with the exercise of independent judgment as a committee member. The Audit Committee meets several times each year with representatives of management, including the internal auditing department and the independent accountants to review the activities of each and satisfy itself that each is properly discharging its responsibilities. Both the independent accountants and the internal auditors have free access to the Audit Committee and meet with it periodically, with and without management representatives in attendance, to discuss, among other things, their opinions as to the adequacy of internal controls and to review the quality of financial reporting.

Glen Barton

Chairman of the Board

F. L. McPheeters

Chief Financial Officer

January 23, 2003

REPORT OF INDEPENDENT ACCOUNTANTS

PRICEWATERHOUSECOOPERS

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF CATERPILLAR INC.:

In our opinion, the accompanying statements of consolidated financial position and the related statements of consolidated results of operations, changes in consolidated stockholders' equity and consolidated cash flows present fairly, in all material respects, the financial position of Caterpillar Inc. and its subsidiaries at December 31, 2002, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 9 to the consolidated financial statements, effective January 1, 2002 the Company changed the manner in which it accounts for goodwill and other intangible assets upon the adoption of Statement of Financial Accounting Standards No. 142 "Goodwill and Other Intangible Assets."

PricewaterhouseCoopers LLP

Peoria, Illinois

January 23, 2003

STATEMENT 1
Consolidated Results of Operations for the Years Ended December 31
(Dollars in millions except per share data)

	2002	2001	2000
Sales and revenues:			
Sales of Machinery and Engines	**$18,648**	$19,027	$18,913
Revenues of Financial Products	**1,504**	1,423	1,262
Total sales and revenues	**20,152**	20,450	20,175
Operating costs:			
Cost of goods sold	**14,709**	14,752	14,497
Selling, general and administrative expenses	**2,531**	2,567	2,367
Research and development expenses	**656**	696	649
Interest expense of Financial Products	**521**	657	688
Other operating expenses	**416**	467	237
Total operating costs	**18,833**	19,139	18,438
Operating profit	**1,319**	1,311	1,737
Interest expense excluding Financial Products	**279**	285	292
Other income (expense)	**74**	143	83
Consolidated profit before taxes	**1,114**	1,169	1,528
Provision for income taxes	**312**	367	447
Profit of consolidated companies	**802**	802	1,081
Equity in profit (loss) of unconsolidated affiliated companies	**(4)**	3	(28)
Profit	**$ 798**	$ 805	$ 1,053
Profit per common share	**$ 2.32**	$ 2.35	$ 3.04
Profit per common share — diluted[1]	**$ 2.30**	$ 2.32	$ 3.02
Weighted-average common shares (millions)	**344.0**	343.3	346.8
Weighted-average common shares — diluted (millions)[1]	**346.9**	347.1	348.9
Cash dividends declared per common share	**$ 1.400**	$ 1.390	$ 1.345

[1] Diluted by assumed exercise of stock options, using the treasury stock method.

See accompanying Notes to Consolidated Financial Statements.

STATEMENT 2 — Caterpillar Inc.

Changes in Consolidated Stockholders' Equity for the Years Ended December 31

(Dollars in millions)

	2002		2001		2000	
Common stock:						
Balance at beginning of year	**$ 1,043**		$ 1,048		$ 1,045	
Shares issued from treasury stock	**(9)**		(5)		3	
Balance at year-end	**1,034**		1,043		1,048	
Treasury stock:						
Balance at beginning of year	**$(2,696)**		$(2,676)		$(2,275)	
Shares issued: 2002 — 878,623; 2001 — 916,634; 2000 — 408,629	**27**		23		11	
Treasury shares purchased: 2001 — 937,000; 2000 — 10,789,700	**—**		(43)		(412)	
Balance at year-end	**(2,669)**		(2,696)		(2,676)	
Profit employed in the business:						
Balance at beginning of year	**7,533**		7,205		6,617	
Profit	**798**	**$ 798**	805	$ 805	1,053	$ 1,053
Dividends declared	**(482)**		(477)		(465)	
Balance at year-end	**7,849**		7,533		7,205	
Accumulated other comprehensive income:						
Foreign currency translation adjustment:						
Balance at beginning of year	**(17)**		55		125	
Aggregate adjustment for year	**103**	**103**	(72)	(72)	(70)	(70)
Balance at year-end	**86**		(17)		55	
Minimum pension liability adjustment — consolidated companies:						
Balance at beginning of year (net of tax of: 2002 — $82; 2001 — $1; 2000 — $1)	**(161)**		(1)		(2)	
Aggregate adjustment for year (net of tax of: 2002 — $301; 2001 — $81; 2000 — $0)	**(610)**	**(610)**	(160)	(160)	1	1
Balance at year-end (net of tax of: 2002 — $383; 2001 — $82; 2000 — $1)	**(771)**		(161)		(1)	
Minimum pension liability adjustment — unconsolidated affiliates:						
Balance at beginning of year	**(41)**		(31)		(45)	
Aggregate adjustment for year	**4**	**4**	(10)	(10)	14	14
Balance at year-end	**(37)**		(41)		(31)	
Derivative financial instruments:						
Balance at beginning of year (net of tax of: 2002 — $17)	**(26)**		—		—	
Gains/(losses) deferred during year (net of tax of: 2002 — $10; 2001 — $24)	**15**	**15**	(39)	(39)	—	—
(Gains)/losses reclassified to earnings during year (net of tax of: 2002 — $11; 2001 — $7)	**22**	**22**	13	13	—	—
Balance at year-end (net of tax of: 2002 — $4; 2001 — $17)	**11**		(26)		—	
Available-for-sale securities:						
Balance at beginning of year (net of tax of: 2002 — $13)	**(24)**		—		—	
Gains/(losses) deferred during year (net of tax of: 2002 — $16; 2001 — $14)	**(29)**	**(29)**	(26)	(26)	—	—
(Gains)/losses reclassified to earnings during year (net of tax of: 2002 — $12; 2001 — $1)	**22**	**22**	2	2	—	—
Balance at year-end (net of tax of: 2002 — $17; 2001 — $13)	**(31)**		(24)		—	
Total accumulated other comprehensive income	**(742)**		(269)		23	
Comprehensive income		**$ 325**		$ 513		$ 998
Stockholders' equity at year-end	**$ 5,472**		$ 5,611		$ 5,600	

See accompanying Notes to Consolidated Financial Statements.

STATEMENT 3
Consolidated Financial Position at December 31
(Dollars in millions)

	2002	2001	2000
Assets			
Current assets:			
Cash and short-term investments	$ 309	$ 400	$ 334
Receivables — trade and other	2,838	2,592	2,608
Receivables — finance	6,748	5,849	5,471
Deferred and refundable income taxes	642	423	397
Prepaid expenses	1,328	1,211	1,019
Inventories	2,763	2,925	2,692
Total current assets	14,628	13,400	12,521
Property, plant and equipment — net	7,046	6,603	5,951
Long-term receivables — trade and other	66	55	76
Long-term receivables — finance	6,714	6,267	6,095
Investments in unconsolidated affiliated companies	747	787	551
Deferred income taxes	850	938	907
Intangible assets	281	274	61
Goodwill	1,402	1,397	1,446
Other assets	1,117	936	856
Total assets	**$32,851**	$30,657	$28,464
Liabilities			
Current liabilities:			
Short-term borrowings:			
— Machinery and Engines	$ 64	$ 219	$ 369
— Financial Products	2,111	1,961	602
Accounts payable	2,269	2,123	2,339
Accrued expenses	1,620	1,419	1,148
Accrued wages, salaries and employee benefits	1,178	1,292	1,274
Dividends payable	120	120	117
Deferred and current income taxes payable	70	11	57
Long-term debt due within one year:			
— Machinery and Engines	258	73	204
— Financial Products	3,654	3,058	2,558
Total current liabilities	11,344	10,276	8,668
Long-term debt due after one year:			
— Machinery and Engines	3,403	3,492	2,854
— Financial Products	8,193	7,799	8,480
Liability for postemployment benefits	4,038	3,103	2,514
Deferred income taxes and other liabilities	401	376	348
Total liabilities	**27,379**	25,046	22,864
Contingencies (Note 21)			
Stockholders' equity			
Common stock of $1.00 par value:			
Authorized shares: 900,000,000			
Issued shares (2002, 2001 and 2000 — 407,447,312) at paid-in amount	1,034	1,043	1,048
Treasury stock (2002 — 63,192,245 shares; 2001 — 64,070,868 shares; and 2000 — 64,050,502 shares) at cost	(2,669)	(2,696)	(2,676)
Profit employed in the business	7,849	7,533	7,205
Accumulated other comprehensive income	(742)	(269)	23
Total stockholders' equity	**5,472**	5,611	5,600
Total liabilities and stockholders' equity	**$32,851**	$30,657	$28,464

See accompanying Notes to Consolidated Financial Statements.

Consolidated Statement of Cash Flow for the Years Ended December 31
(Millions of dollars)

	2002	2001	2000
Cash flow from operating activities:			
Profit	$ **798**	$ 805	$ 1,053
Adjustments for non-cash items:			
Depreciation and amortization	**1,220**	1,169	1,063
Unusual charges	**—**	153	—
Other	**306**	344	79
Changes in assets and liabilities:			
Receivables — trade and other	**(50)**	99	(327)
Inventories	**162**	(211)	(54)
Accounts payable and accrued expenses	**164**	(160)	335
Other — net	**(234)**	(212)	(90)
Net cash provided by operating activities	**2,366**	1,987	2,059
Cash flow from investing activities:			
Capital expenditures — excluding equipment leased to others	**(728)**	(1,100)	(928)
Expenditures for equipment leased to others	**(1,045)**	(868)	(665)
Proceeds from disposals of property, plant and equipment	**561**	356	263
Additions to finance receivables	**(15,338)**	(16,284)	(14,879)
Collections of finance receivables	**11,866**	12,367	10,336
Proceeds from sale of finance receivables	**2,310**	3,079	3,346
Investments and acquisitions	**(294)**	(405)	(115)
Other — net	**(40)**	(72)	(111)
Net cash used for investing activities	**(2,708)**	(2,927)	(2,753)
Cash flow from financing activities:			
Dividends paid	**(481)**	(474)	(462)
Common stock issued, including treasury shares reissued	**10**	6	4
Treasury shares purchased	**—**	(43)	(412)
Proceeds from long-term debt issued:			
— Machinery and Engines	**248**	681	12
— Financial Products	**3,889**	3,381	3,748
Payments on long-term debt:			
— Machinery and Engines	**(225)**	(354)	(198)
— Financial Products	**(3,114)**	(2,599)	(2,949)
Short-term borrowings — net	**(102)**	420	800
Net cash provided by financing activities	**225**	1,018	543
Effect of exchange rate changes on cash	**26**	(12)	(63)
Increase (decrease) in cash and short-term investments	**(91)**	66	(214)
Cash and short-term investments at beginning of period	**400**	334	548
Cash and short-term investments at end of period	$ **309**	$ 400	$ 334

All short-term investments, which consist primarily of highly liquid investments with original maturities of three months or less, are considered to be cash equivalents.

See accompanying Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in millions except per share data)

1. Operations and summary of significant accounting policies

A. Nature of operations

We operate in three principal lines of business:

(1) *Machinery* — design, manufacture and marketing of construction, mining, agricultural and forestry machinery — track and wheel tractors, track and wheel loaders, pipelayers, motor graders, wheel tractor-scrapers, track and wheel excavators, backhoe loaders, mining shovels, log skidders, log loaders, off-highway trucks, articulated trucks, paving products, telescopic handlers, skid steer loaders and related parts.

(2) *Engines* — design, manufacture and marketing of engines for Caterpillar *Machinery*, electric power generation systems; on-highway vehicles and locomotives; marine, petroleum, construction, industrial, agricultural and other applications; and related parts. Reciprocating engines meet power needs ranging from 5 to over 22,000 horsepower (4 to over 16 200 kilowatts). Turbines range from 1,600 to 19,500 horsepower (1 000 to 14 500 kilowatts).

(3) *Financial Products* — financing to customers and dealers for the purchase and lease of Caterpillar and other equipment, as well as some financing for Caterpillar sales to dealers. Financing plans include operating and finance leases, installment sale contracts, working capital loans and wholesale financing plans. The division also provides various forms of insurance to customers and dealers to help support the purchase and lease of our equipment. This line of business consists primarily of Caterpillar Financial Services Corporation (Cat Financial) and Caterpillar Insurance Holdings, Inc. (Cat Insurance) and their subsidiaries.

Our *Machinery* and *Engines* operations are highly integrated. Throughout the Notes, *Machinery and Engines* represents the aggregate total of these principal lines of business.

Our products are sold primarily under the brands "Caterpillar," "Cat," "Solar," "MaK," "Perkins," "FG Wilson" and "Olympian."

We conduct operations in our *Machinery and Engines* lines of business under highly competitive conditions, including intense price competition. We place great emphasis on the high quality and performance of our products and our dealers' service support. Although no one competitor is believed to produce all of the same types of machines and engines, there are numerous companies, large and small, which compete with us in the sale of each of our products.

Machines are distributed principally through a worldwide organization of dealers (dealer network), 59 located in the United States and 156 located outside the United States. Worldwide, these dealers serve 180 countries and operate 2,888 places of business, including 1,276 dealer rental outlets. Reciprocating engines are sold principally through the worldwide dealer organization and to other manufacturers for use in products manufactured by them. Some of the reciprocating engines manufactured by Perkins are also sold through their worldwide network of 164 distributors located in 140 countries. Some of the electric power generations systems manufactured by FG Wilson are sold through their worldwide network of 250 dealers located in 170 countries. Our dealers do not deal exclusively with our products; however, in most cases sales and servicing of our products are our dealers' principal business. Turbines and large marine reciprocating engines are sold through sales forces employed by Solar and

MaK, respectively. Occasionally, these employees are assisted by independent sales representatives.

Manufacturing activities of the *Machinery and Engines* lines of business are conducted in 45 plants in the United States; nine in the United Kingdom; eight in Italy; five in Mexico; four each in China and India; three each in France and Northern Ireland; two each in Australia, Canada, Germany and Japan; and one each in Belgium, Brazil, Hungary, Indonesia, The Netherlands, Poland, Russia, South Africa and Sweden. 14 parts distribution centers are located in the United States and 12 are located outside the United States.

The *Financial Products* line of business also conducts operations under highly competitive conditions. Financing for users of Caterpillar products is available through a variety of competitive sources, principally commercial banks and finance and leasing companies. We emphasize prompt and responsive service to meet customer requirements and offer various financing plans designed to increase the opportunity for sales of our products and generate financing income for our company. *Financial Products* activity is conducted primarily in the United States, with additional offices in Asia, Australia, Canada, Europe and Latin America.

B. Basis of consolidation

The financial statements include the accounts of Caterpillar Inc. and its subsidiaries. Investments in companies that are owned 20% to 50% or are less than 20% owned and for which we have significant influence are accounted for by the equity method (see Note 8 on Page A-14).

Certain amounts for prior years have been reclassified to conform with the current-year financial statement presentation. In addition, a new line ("Other operating expenses") was added to the Statement of Results of Operations in 2001. *Financial Products* depreciation expense on equipment leased to others is reported on the new line. Such expenses previously were included in "Selling, general and administrative expenses."

C. Sales and revenue recognition

Sales of *Machinery and Engines* are recognized when title transfers and the risks and rewards of ownership have passed to customers or independently owned and operated dealers.

Revenues of *Financial Products* represent primarily finance and lease revenues of Cat Financial, a wholly owned subsidiary. Finance revenues are recognized over the term of the contract at a constant rate of return on the scheduled uncollected principal balance. Lease revenues are recognized in the period earned. Recognition of income is suspended when collection of future income is not probable. Accrual is resumed, and previously suspended income is recognized, when the receivable becomes contractually current and collection doubts are removed.

D. Inventories

Inventories are stated at the lower of cost or market. Cost is principally determined using the last-in, first-out (LIFO) method. The value of inventories on the LIFO basis represented about 80% of total inventories at December 31, 2002, 2001 and 2000.

If the FIFO (first-in, first-out) method had been in use, inventories would have been $1,977, $1,923 and $2,065 higher than reported at December 31, 2002, 2001 and 2000, respectively.

E. Securitized receivables

When finance receivables are securitized, we retain interest in the receivables in the form of interest-only strips, servicing rights, cash reserve accounts and subordinate certificates. Gains or losses on the securitization are dependent on the purchase price being allocated between the carrying value of the securitized receivables and the retained interests based on their relative fair value. We estimate fair value based on the present value of future expected cash flows using key assumptions for credit losses, prepayment speeds, forward yield curves and discount rates (see Note 5 on Pages A-12 – A-14).

F. Depreciation and amortization

Depreciation of plant and equipment is computed principally using accelerated methods. Amortization of purchased intangibles is computed using the straight-line method, generally over a period of 15 years or less. Accumulated amortization was $47, $32 and $21 at December 31, 2002, 2001 and 2000, respectively.

G. Shipping and handling costs

We include shipping and handling (including warehousing) costs incurred in connection with the distribution of replacement parts in the "Selling, general and administrative expenses" line of Statement 1. These amounts were $244, $241 and $235 for the years ended December 31, 2002, 2001 and 2000, respectively.

H. Foreign currency translation

The functional currency for most of our *Machinery and Engines* consolidated companies is the U.S. dollar. The functional currency for most of our *Financial Products* and equity basis companies is the respective local currency. Gains and losses resulting from the translation of foreign currency amounts to the functional currency are included in "Other income (expense)" in Statement 1. Gains and losses resulting from translating assets and liabilities from the functional currency to U.S. dollars are included in "Accumulated other comprehensive income."

I. Derivative financial instruments

Our earnings and cash flow are subject to fluctuations due to changes in foreign currency exchange rates, interest rates and commodity prices. Our Risk Management Policy (Policy) allows for the use of derivative financial instruments to prudently manage foreign currency exchange rate, interest rate and commodity price exposure. Our Policy specifies that derivatives are not to be used for speculative purposes. Derivatives that we use are primarily foreign currency forward and option contracts, interest rate swaps and commodity forward and option contracts. Our derivative activities are subject to the management, direction and control of our financial officers. Risk management practices, including the use of financial derivative instruments, are presented to the Audit Committee of the board of directors at least annually.

All derivatives are recognized on the balance sheet at their fair value. On the date the derivative contract is entered, we designate the derivative as (1) a hedge of the fair value of a recognized liability ("fair value" hedge), (2) a hedge of a forecasted transaction or the variability of cash flow to be paid ("cash flow" hedge), or (3) an "undesignated" instrument. Changes in the fair value of a derivative that is qualified, designated and highly effective as a fair value hedge, along with the gain or loss on the hedged liability that is attributable to the hedged risk, are recorded in current earnings. Changes in the fair value of a derivative that is qualified, designated and highly effective as a cash flow hedge are recorded in other comprehensive income until earnings are affected by the forecasted transaction or the variability of cash flow and are then reported in current earnings. Changes in the fair value of undesignated derivative instruments and the ineffective portion of designated derivative instruments are reported in current earnings.

We formally document all relationships between hedging instruments and hedged items, as well as the risk-management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives that are designated as fair value hedges to specific liabilities on the balance sheet and linking cash flow hedges to specific forecasted transactions or variability of cash flow.

We also formally assess, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flow of hedged items. When it is determined that a derivative is not highly effective as a hedge or that it has ceased to be a highly effective hedge, we discontinue hedge accounting prospectively, in accordance with Statement of Financial Accounting Standards No. 133 (SFAS 133). Please refer to Note 2 on Pages A-10 and A-11 for more information on derivatives.

J. Estimates in financial statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts. The more significant estimates include: residual values for leased assets, fair market values for goodwill impairment tests, impairment of available-for-sale securities, and reserves for warranty, product liability and insurance losses, postemployment benefits, post-sale discounts, credit losses and certain unusual charges.

K. Accounting changes

In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 143 (SFAS 143), "Accounting for Asset Retirement Obligations." SFAS 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible, long-lived assets and the associated asset retirement costs. This Statement requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred by capitalizing it as part of the carrying amount of the long-lived assets. As required by SFAS 143, we will adopt this new accounting standard on January 1, 2003. We believe the adoption of SFAS 143 will not have a material impact on our financial statements.

In June 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 146 (SFAS 146), "Accounting for Costs Associated with Exit or Disposal Activities." SFAS 146 nullifies the guidance of the Emerging Issues Task Force (EITF) Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. SFAS 146 also establishes that fair value is the objective for the initial measurement of the liability. The provisions of SFAS 146 are required for exit or disposal activities that are initiated after December 31, 2002. We adopted SFAS 146 on

(Dollars in millions except per share data)

October 1, 2002. Its adoption did not have any impact on our financial statements.

In October 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 147 (SFAS 147), "Acquisitions of Certain Financial Institutions." SFAS 147 requires that the guidance provided by SFAS 141 "Business Combinations," SFAS 142 "Goodwill and Other Intangible Assets" and SFAS 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" will apply to acquisitions of financial institutions (previously covered under special industry guidance). The transition provisions of SFAS 147 were effective on October 1, 2002. The adoption of SFAS 147 did not have any impact on our financial statements.

In November 2002, the Financial Accounting Standards Board issued FASB Interpretation No. 45 (FIN 45), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN 45 elaborates on the disclosures to be made by a guarantor about its obligations under certain guarantees. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. As required by FIN 45, we adopted the disclosure requirements on December 31, 2002 (refer to Note 20 on Page A-21), and we will adopt the initial recognition and measurement provisions on a prospective basis for guarantees issued or modified after December 31, 2002. We believe the adoption of the recognition/measurement provisions will not have a material impact on our financial statements.

In December 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 148 (SFAS 148), "Accounting for Stock-Based Compensation — Transition and Disclosure." This Statement amends FASB Statement No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of Statement 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. We account for stock options using the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." Therefore, no compensation expense is recognized in association with our options. We adopted the disclosure requirements of SFAS 148 in December 2002.

Pro forma net income and earnings per share were:

	Years ended December 31,		
	2002	2001	2000
Net income, as reported	**$ 798**	$ 805	$1,053
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	**(65)**	(57)	(45)
Pro forma net income	**$ 733**	$ 748	$1,008
Profit per share of common stock:			
As reported:			
Basic	**$ 2.32**	$ 2.35	$ 3.04
Assuming dilution	**$ 2.30**	$ 2.32	$ 3.02
Pro forma:			
Basic	**$ 2.13**	$ 2.18	$ 2.91
Assuming dilution	**$ 2.13**	$ 2.17	$ 2.90

2. Derivative financial instruments and risk management

A. Adoption of SFAS 133

We adopted SFAS 133, "Accounting for Derivative Instruments and Hedging Activities," and Financial Accounting Standards No. 138 effective January 1, 2001. Adoption of these new accounting standards resulted in cumulative after-tax reductions to profit and accumulated other comprehensive income of $2 and $12, respectively, in the first quarter of 2001. The adoption also immaterially impacted both assets and liabilities recorded on the balance sheet. During 2002 and 2001, we reclassified $1 and $5 of the transition adjustment from accumulated other comprehensive income to current earnings, respectively.

B. Foreign currency exchange rate risk

Foreign currency exchange rate movements create a degree of risk by affecting the U.S. dollar value of sales made and costs incurred in foreign currencies. Movements in foreign currency rates also affect our competitive position as these changes may affect business practices and/or pricing strategies of non-U.S.-based competitors. Additionally, we have balance sheet positions denominated in foreign currency, thereby creating exposure to movements in exchange rates.

Our *Machinery and Engines* operations purchase, manufacture and sell products in many locations around the world. As we have a diversified revenue and cost base, we manage our future foreign currency cash flow exposure on a net basis. We use foreign currency forward and option contracts to manage unmatched foreign currency cash inflow and outflow. Our objective is to minimize the risk of exchange rate movements that would reduce the U.S. dollar value of our foreign currency cash flow. Our Policy allows for managing anticipated foreign currency cash flow for up to four years.

We generally designate as cash flow hedges at inception of the contract any Australian dollar, Brazilian real, British pound, Canadian dollar, euro, Japanese yen, Mexican peso or Singapore dollar forward or option contracts that exceed 90 days in duration. Designation is performed on a specific exposure basis to support hedge accounting. The remainder of *Machinery and Engines* foreign currency contracts is undesignated. Losses of $.4 and $2 on the undesignated contracts were recorded in current earnings ["Other income (expense)" in Statement 1] for 2002 and 2001, respectively. Gains/(losses) of $(.5) and $.3 due to changes in time and volatility value on options were excluded from effectiveness calculations and included in current earnings ["Other income (expense)"] for 2002 and 2001, respectively. As of December 31, 2002, $11 of deferred net gains included in equity ("Accumulated other comprehensive income" in Statement 3) is expected to be reclassified to current earnings ["Other income (expense)"] over the next 12 months. Last year, $5 of deferred net gains was expected to be reclassified to current earnings. There were no circumstances where hedge treatment was discontinued during 2002 or 2001.

In managing foreign currency risk for our *Financial Products* operations, our objective is to minimize earnings volatility resulting from conversion and the remeasurement of net foreign currency balance sheet positions. Our Policy allows the use of foreign currency forward contracts to offset the risk of currency mismatch between our receivable and debt portfolio. All such foreign currency forward contracts are undesignated. "Other income (expense)"

includes gains/(losses) of $(96) and $43 on the undesignated contracts for 2002 and 2001, respectively, substantially offset by balance sheet remeasurement and conversion gains and losses.

C. Interest rate risk

Interest rate movements create a degree of risk by affecting the amount of our interest payments and the value of our fixed rate debt. Our Policy is to use interest rate swap agreements and forward rate agreements to manage our exposure to interest rate changes and lower the cost of borrowed funds.

Our *Machinery and Engines* operations generally use fixed rate debt as a source of funding. Our objective is to minimize the cost of borrowed funds. Our policy allows us to enter fixed-to-floating interest rate swaps and forward rate agreements to meet that objective with the intent to designate as fair value hedges at inception of the contract all fixed-to-floating interest rate swaps. Designation as a hedge of the fair value of our fixed rate debt is performed to support hedge accounting. In 2001 gains on undesignated contracts of $.3 were recorded in current earnings ["Other income (expense)"] for the year. In 2001 gains on designated interest rate derivatives of $23 were offset by losses on hedged debt of $18 in current earnings ["Other income (expense)"] for the year. During 2001, our *Machinery and Engines* operations liquidated all fixed-to-floating interest rate swaps. Deferred gains on liquidated fixed-to-floating interest rate swaps, which were previously designated as fair value hedges, are being amortized to earnings ratably over the remaining life of the hedged debt. Gains of $8 and $6 on the liquidated swaps were amortized to current earnings ["Other income (expense)"] for 2002 and 2001, respectively. We designate as cash flow hedges at inception of the contract all forward rate agreements. Designation as a hedge of the anticipated issuance of debt is performed to support hedge accounting. *Machinery and Engines* forward rate agreements are 100% effective. As of December 31, 2002, $.3 of deferred net gains included in equity ("Accumulated other comprehensive income") is expected to be reclassified to current earnings ["Other income (expense)"] over the next 12 months. Last year, $.3 of deferred net gains was expected to be reclassified to current earnings. The reclassification of the remaining deferred gain to current earnings ["Other income (expense)"] will occur over a maximum of 30 years. There were no circumstances where hedge treatment was discontinued during 2002 or 2001.

Our *Financial Products* operations have a "match funding" objective whereby, within specified boundaries, the interest rate profile (fixed rate or floating rate) of their debt portfolio largely matches the interest rate profile of their receivable, or asset, portfolio. In connection with that objective, we use interest rate derivative instruments to modify the debt structure to match the receivable portfolio. This "match funding" reduces the risk of deteriorating margins between interest-bearing assets and interest-bearing liabilities, regardless of which direction interest rates move. We also use these instruments to gain an economic and/or competitive advantage through a lower cost of borrowed funds. This is accomplished by changing the characteristics of existing debt instruments or entering into new agreements in combination with the issuance of new debt.

Our Policy allows us to issue floating-to-fixed, fixed-to-floating and floating-to-floating interest rate swaps to meet the "match funding" objective. We designate as fair value hedges, at inception of the contract, all fixed-to-floating interest rate swaps. Designation as a hedge of the fair value of our fixed rate debt is performed to support hedge accounting. As *Financial Products* fixed-to-floating interest rate swaps are 100% effective, gains on designated interest rate derivatives of $17 and $44 were offset completely by losses on hedged debt of $17 and $44 in current earnings ["Other income (expense)"] for 2002 and 2001, respectively. *Financial Products* policy is to designate as cash flow hedges, at inception of the contract, most floating-to-fixed interest rate swaps. Designation as a hedge of the variability of cash flow is performed to support hedge accounting. Gains/(losses) of $.4 and $(1) due to ineffectiveness on floating-to-fixed interest rate swaps were included in current earnings ["Other income (expense)"] for 2002 and 2001, respectively. During the second quarter of 2002, we liquidated four fixed-to-floating interest rate swaps. Deferred gains on these swaps, which were previously designated as fair value hedges, are being amortized to earnings ratably over the remaining life of the hedged debt. Gains of $1 were amortized to Interest expense for the year ended December 31, 2002. As of December 31, 2002, $26 of deferred net losses included in equity ("Accumulated other comprehensive income") is expected to be reclassified to current earnings ("Interest expense of Financial Products" in Statement 1) over the next 12 months. Last year, $30 of deferred net losses was expected to be reclassified to current earnings. There were no circumstances where hedge treatment was discontinued during 2002 or 2001.

D. Commodity price risk

Commodity price movements create a degree of risk by affecting the price we must pay for certain raw material. Our Policy is to use commodity forward and option contracts to manage the commodity risk and reduce the cost of purchased materials.

Our *Machinery and Engines* operations purchase aluminum, copper and nickel embedded in the components we purchase from suppliers. Our suppliers pass on to us price changes in the commodity portion of the component cost.

Our objective is to reduce the cost of purchased materials. Our Policy allows us to enter commodity forward and option contracts to lock in the purchase price of the commodities within a four-year horizon. All such commodity forward and option contracts are undesignated. Gains/(losses) on the undesignated contracts of $.9 and $(8) were recorded in current earnings ["Other income (expense)"] for 2002 and 2001, respectively.

3. Other income (expense)

	Years ended December 31,		
	2002	2001	2000
Investment and interest income	$ **31**	$ 96	$ 96
Foreign exchange (losses) gains	**13**	(29)	(78)
Miscellaneous income	**30**	76	65
	$ **74**	$ 143	$ 83

4. Income taxes

The components of profit before taxes were:

	Years ended December 31,		
	2002	2001	2000
U.S.	$ **343**	$ 741	$1,083
Non-U.S.	**771**	428	445
	$1,114	$ 1,169	$1,528

(Dollars in millions except per share data)

The components of the provision for income taxes were:

	Years ended December 31,		
	2002	2001	2000
Current tax provision:			
U.S. Federal	**$ (62)**	$ 150	$ 177
Non-U.S.	**210**	174	196
State (U.S.)	**1**	11	14
	$ 149	$ 335	$ 387
Deferred tax provision (credit):			
U.S. Federal	**172**	65	83
Non-U.S.	**(20)**	(34)	(35)
State (U.S.)	**11**	1	12
	163	32	60
Total provision for income taxes	**$ 312**	$ 367	$ 447

Reconciliation of the U.S. federal statutory rate to effective rate:

	Years ended December 31,		
	2002	2001	2000
U.S. statutory rate	**35.0 %**	35.0 %	35.0 %
(Decreases) increases in taxes resulting from:			
Benefit of foreign sales corporation/ extraterritorial income exclusion	**(4.4)%**	(4.9)%	(3.8)%
Release valuation allowance	**—**	—	(2.6)%
Non-U.S. subsidiaries taxed at other than 35%	**(3.4)%**	(0.1)%	1.6 %
Other — net	**0.8 %**	1.4 %	(0.8)%
Provision for income taxes	**28.0 %**	31.4 %	29.4 %

We paid income taxes of $124, $379 and $359 in 2002, 2001 and 2000, respectively.

We have recorded income tax expense at U.S. tax rates on all profits, except for undistributed profits of non-U.S. companies which are considered permanently invested. Determination of the amount of unrecognized deferred tax liability related to permanently invested profits is not feasible.

Deferred income tax assets and liabilities:

	December 31,		
	2002	2001	2000
Deferred income tax assets:			
Postemployment benefits other than pensions	**$1,130**	$ 1,112	$ 1,052
Warranty reserves	**204**	186	191
Unrealized profit excluded from inventories	**219**	212	176
Net operating loss carryforwards	**224**	207	183
Inventory valuation method	**60**	50	67
Pension	**39**	—	—
Other	**205**	279	247
	2,081	2,046	1,916
Deferred income tax liabilities:			
Capital assets	**(625)**	(523)	(426)
Pension	**—**	(182)	(202)
	(625)	(705)	(628)
Valuation allowance for deferred tax assets	**(18)**	(22)	(25)
Deferred income taxes — net	**$1,438**	$ 1,319	$ 1,263

SFAS 109 requires that individual tax-paying entities of the company offset all current deferred tax liabilities and assets within each particular tax jurisdiction and present them as a single amount in the Statement of Financial Position. A similar procedure is followed for all noncurrent deferred tax liabilities and assets. Amounts in different tax jurisdictions cannot be offset against each other. The amount of deferred income taxes at December 31, included on the following lines in Statement 3, are as follows:

	2002	2001	2000
Assets:			
Deferred and refundable income taxes	**$ 638**	$ 423	$ 397
Deferred income taxes	**850**	938	907
	$1,488	$ 1,361	$ 1,304
Liabilities:			
Deferred and current income taxes payable	**$ 8**	$ 6	$ 6
Deferred income taxes and other liabilities	**42**	36	35
Deferred income taxes — net	**$1,438**	$ 1,319	$ 1,263

A valuation allowance has been recorded at certain non-U.S. subsidiaries that have not yet demonstrated consistent and/or sustainable profitability to support the recognition of net deferred tax assets.

In 2000, circumstances changed at our Brazilian subsidiary that allowed us to reduce the valuation allowance and recognize additional net deferred income tax assets.

As of December 31, 2002, amounts and expiration dates of net operating loss carryforwards in various non-U.S. taxing jurisdictions were:

2003	2004	2005	2006	2007	2008	2009	Unlimited	Total
$4	$8	$12	$16	$11	$1	$51	$705	$808

As of December 31, 2002, $89 of regular foreign tax credit carryforwards were available in the United States. They will expire in 2007.

5. Finance receivables

Finance receivables are receivables of Cat Financial, which generally can be repaid or refinanced without penalty prior to contractual maturity. Total finance receivables reported in Statement 3 are net of an allowance for credit losses. The effective interest rate on these receivables is 7.1%.

Caterpillar Inc. utilizes inventory merchandising programs for its North American dealers. Certain dealer receivables, which arise from the sale of goods, are sold to Cat Financial at a discount. Some of these receivables are then securitized by Cat Financial into private-placement, revolving securitization facilities. Cat Financial services the dealer receivables, which are held in a securitization trust and receives an annual servicing fee of 1% of the average outstanding principle balance. Securitization of receivables is a cost-effective means of financing the business. Consolidated net discounts of $10, $24 and $38 were recognized on securitization of dealer receivables during 2002, 2001 and 2000, respectively, and are included in "Other income (expense)" in Statement 1. Significant assumptions used to estimate the fair value of dealer receivables securitized during 2002, 2001 and 2000 include a discount rate of 4.8%, 7.2% and 9.2%, respectively. These rates reflect declining market interest rates. Other assumptions include a one-month weighted-average maturity, a weighted-average prepayment rate of 0% and expected credit losses of 0% for 2002, 2001 and 2000. Expected credit losses are assumed to be 0% because dealer receivables have historically had no losses and none are expected in the future. The net dealer receivables retained were $1,145, $772 and $814 as of December 31, 2002, 2001 and 2000, respectively, and are included in "Receivables — finance" in Statement 3 and "Wholesale Notes" in Table I.

During 2002 and 2001, Cat Financial securitized retail installment sale contracts and finance leases into public asset-backed securitization facilities. These finance receivables, which are being held in securitization trusts, are secured by new and used equipment. Cat Financial retained servicing responsibilities and subordinated interests related to these securitizations. For 2002, subordinated interests included $8 in subordinated certificates, an interest in certain future cash flows (excess) with an initial fair value of $11 and a reserve account with an initial fair value of $10. For 2001, subordinated interests included $10 in subordinated certificates, an interest in certain future cash flows (excess) with an initial fair value of $20 and a reserve account with an initial fair value of $5. The company's retained interests generally are subordinate to the investors' interests. Net gains of $18 and $21 were recognized on these transactions in 2002 and 2001, respectively.

Significant assumptions used to estimate the fair value of the subordinated certificates were:

	2002	2001
Discount rate	4.8%	6.3%
Weighted-average prepayment rate	14.0%	14.0%
Expected credit losses	1.0%	0.6%

Significant assumptions used to estimate the fair value of the excess and the reserve accounts were:

	2002	2001
Discount rate	14.0%	13.6%
Weighted-average prepayment rate	14.0%	14.0%
Expected credit losses	1.0%	0.6%

The company receives annual servicing fees of approximately 1% of the unpaid note value.

During 2002, 2001 and 2000, Cat Financial serviced installment sale contracts and finance lease contracts that they securitized. Cat Financial receives a servicing fee of 1% of the average outstanding principal balance. As of December 31, 2002, 2001 and 2000, the subordinated retained interests in the public securitizations totaled $47, $51 and $61, respectively. Key assumptions used to determine the fair value of the retained interests were:

	2002	2001	2000
Cash flow discount rates on subordinated tranches	4.8-6.3%	6.3-6.9%	6.3-6.9%
Cash flow discount rates on other retained interests	13.6-14.0%	13.6%	13.6%
Weighted-average maturity	29 months	27 months	16 months
Average prepayment rate	14.0%	14.0%	14.0%
Expected credit losses	1.0%	0.5%	0.5%

The investors and the securitization trusts have no recourse to Cat Financial's other assets for failure of debtors to pay when due.

We estimated the impact of individual 10% and 20% changes to the key economic assumptions used to determine the fair value of residual cash flow in retained interests on our income. An independent, adverse change to each key assumption had an immaterial impact on the fair value of residual cash flow.

The securitization facilities involved in Cat Financial's securitizations are qualifying special purpose entities and thus, in accordance with the Statement of Financial Standards No. 140 (SFAS 140), "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," are not consolidated.

We consider an account past due if any portion of an installment is due and unpaid for more than 30 days. Recognition of income is suspended when management determines that collection of future income is not probable (generally after 120 days

---

TABLE I — Finance Receivables Information

Contractual maturities of outstanding receivables:

Amounts Due In	December 31, 2002			
	Installment Contracts	Wholesale and Retail Finance Leases	Wholesale and Retail Notes	Total
2003	$ 1,642	$ 1,505	$ 3,181	$ 6,328
2004	1,063	1,051	973	3,087
2005	629	644	571	1,844
2006	274	303	361	938
2007	84	134	194	412
Thereafter	25	157	717	899
	3,717	3,794	5,997	13,508
Residual value	—	910	—	910
Less: Unearned income	240	479	30	749
Total	$ 3,477	$ 4,225	$ 5,967	$ 13,669

Impaired loans and leases:

	2002	2001	2000
Average recorded investment	$ 292	$ 323	$ 144
At December 31:			
Recorded investment	$ 366	$ 259	$ 265
Less: Fair value of underlying collateral	233	167	198
Potential loss	$ 133	$ 92	$ 67

Allowance for credit loss activity:

	2002	2001	2000
Balance at beginning of year	$ 177	$ 163	$ 134
Provision for credit losses	109	97	62
Receivables written off	(103)	(82)	(43)
Recoveries on receivables previously written off	18	10	15
Other — net	6	(11)	(5)
Balance at end of year	$ 207	$ 177	$ 163

In estimating the allowance for credit losses, we review accounts that are past due, non-performing or in bankruptcy.

Cat Financial's net investment in financing leases:

	December 31,		
	2002	2001	2000
Total minimum lease payments receivable	$3,794	$3,606	$3,477
Estimated residual value of leased assets:			
Guaranteed	306	272	283
Unguaranteed	604	682	713
	4,704	4,560	4,473
Less: Unearned income	479	514	517
Net investment in financing leases	$4,225	$4,046	$3,956

Continued on Page A-14

(Dollars in millions except per share data)

TABLE I Continued — Finance Receivables Information

	2002		2001		2000	
	Dealer Receivables	Finance Receivables	Dealer Receivables	Finance Receivables	Dealer Receivables	Finance Receivables
Cash flow from securitizations:						
Proceeds from initial sales of receivables	**$ —**	**$ 614**	$ —	$ 600	$ 660	$ —
Proceeds from subsequent sales of receivables into revolving facility	**1,696**	**—**	2,479	—	2,686	—
Servicing fees received	**3**	**7**	5	6	4	8
Other cash flows	**—**	**—**	—	—	—	7
Characteristics of securitized receivables:						
At December 31:						
Total securitized principal balance	**$ 240**	**$ 726**	$ 500	$ 616	$ 710	$ 452
Loans more than 30 days past due	**—**	**32**	—	31	—	22
Weighted average maturity (in months)	**1**	**28**	1	26	1	16
For the year ended December 31:						
Average securitized principal balance	**324**	**619**	504	836	537	631
Net credit losses	**—**	**5**	—	3	—	3

past due). Accrual is resumed, and previously suspended income is recognized, when the receivable becomes contractually current and collection doubts are removed. Investment in loans/finance leases on non-accrual status were $370 and past due over 90 days and still accruing were $72 as of December 31, 2002.

Cat Financial provides financing only when acceptable criteria are met. Credit decisions are based on, among other things, the customer's credit history, financial strength and intended use of equipment. Cat Financial typically maintains a security interest in retail financed equipment and requires physical damage insurance coverage on financed equipment.

Please refer to Table I on Pages A-13 and A-14 for additional finance receivables information and Note 17 and Table V on Pages A-20 and A-21 for fair value information.

6. Inventories

	December 31, 2002	2001	2000
Raw materials	**$ 806**	$ 846	$ 766
Work-in-process	**316**	239	256
Finished goods	**1,454**	1,658	1,485
Supplies	**187**	182	185
	$2,763	$ 2,925	$ 2,692

We had long-term material purchase obligations of approximately $369 at December 31, 2002.

7. Property, plant and equipment

	Useful Lives (Years)	December 31, 2002	2001	2000
Land	—	**$ 149**	$ 149	$ 143
Buildings and land improvements	20-45	**3,039**	3,077	3,016
Machinery, equipment and other	3-10	**7,015**	6,658	6,674
Equipment leased to others	—	**3,033**	2,270	1,771
Construction-in-process	—	**305**	636	312
Total property, plant and equipment, at cost		**13,541**	12,790	11,916
Less: Accumulated depreciation		**6,495**	6,187	5,965
Property, plant and equipment — net		**$7,046**	$ 6,603	$ 5,951

We had commitments for the purchase or construction of capital assets of approximately $202 at December 31, 2002.

Assets recorded under capital leases[1]**:**

	December 31, 2002	2001	2000
Gross capital leases[2]	**$ 259**	$ 444	$ 622
Less: Accumulated depreciation	**170**	318	483
Net capital leases	**$ 89**	$ 126	$ 139

[1] Included in Property, plant and equipment table above.
[2] Consists primarily of machinery and equipment.

Equipment leased to others (primarily by *Financial Products*):

	December 31, 2002	2001	2000
Equipment leased to others — at original cost	**$3,033**	$ 2,270	$ 1,771
Less: Accumulated depreciation	**809**	629	479
Equipment leased to others — net	**$2,224**	$ 1,641	$ 1,292

At December 31, 2002, scheduled minimum rental payments to be received for equipment leased to others were:

2003	2004	2005	2006	2007	After 2007
$482	$322	$190	$88	$33	$15

8. Investment in unconsolidated affiliated companies

The company's investment in affiliated companies accounted for by the equity method consists primarily of a 50% interest in Shin Caterpillar Mitsubishi Ltd. (SCM) located in Japan. Combined financial information of the unconsolidated affiliated companies accounted for by the equity method (generally on a three month lag, e.g., SCM results reflect the periods ending September 30) was as follows:

	Years ended December 31, 2002	2001	2000
Results of Operations:			
Sales	**$2,734**	$ 2,493	$ 2,773
Cost of sales	**2,168**	1,971	2,220
Gross profit	**566**	522	553
Profit (loss)	**$ (1)**	$ 9	$ (56)
Caterpillar's profit (loss)	**$ (4)**	$ 3	$ (28)

	December 31,		
	2002	2001	2000
Financial Position:			
Assets:			
Current assets	**$1,389**	$1,451	$1,583
Property, plant and equipment — net	**1,209**	986	1,000
Other assets	**493**	290	352
	3,091	2,727	2,935
Liabilities:			
Current liabilities	**$1,117**	$1,257	$1,284
Long-term debt due after one year	**808**	414	557
Other liabilities	**249**	281	253
	2,174	1,952	2,094
Ownership	**$ 917**	$ 775	$ 841

Caterpillar's investment in unconsolidated affiliated companies:

Investment in equity method companies	**$ 437**	$ 437	$ 429
Plus: Investment in cost method companies	**310**	350	122
Investment in unconsolidated affiliated companies	**$ 747**	$ 787	$ 551

At December 31, 2002, consolidated "Profit employed in the business" in Statement 2 included $73 representing undistributed profit of the unconsolidated affiliated companies. In 2002, 2001 and 2000, we received $4, $4 and $4, respectively, in dividends from unconsolidated affiliated companies.

Certain investments in unconsolidated affiliated companies are accounted for using the cost method. During first quarter 2001, Cat Financial invested for a limited partnership interest in a venture financing structure associated with Caterpillar's rental strategy in the United Kingdom.

9. Intangible assets and goodwill

In July 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 142 (SFAS 142), "Goodwill and Other Intangible Assets." SFAS 142 addresses financial accounting and reporting for intangible assets and goodwill. The Statement requires that goodwill and intangible assets having indefinite useful lives not be amortized, but rather be tested at least annually for impairment. Intangible assets that have finite useful lives will continue to be amortized over their useful lives. As required by SFAS 142, we adopted this new accounting standard on January 1, 2002. Upon adoption, we performed the required transitional impairment tests of goodwill and indefinite-lived intangible assets. Application of the transitional impairment provisions of SFAS 142 did not result in an impairment loss.

As of December 31, 2002, total intangible assets were $281. This included $191 of pension-related intangible assets. The remaining $90 represents the net carrying value of intellectual property. The gross carrying amount of the intellectual property was $137 with accumulated amortization of $47. Amortization expense for the year was $13. Amortization expense related to intangible assets is expected to be:

2003	2004	2005	2006	2007	Thereafter
$16	$14	$14	$12	$8	$26

During the year ended December 31, 2002, no goodwill was acquired, impaired or disposed. Goodwill amortization expense was $85 and $81 for 2001 and 2000, respectively. Excluding goodwill amortization expense, profit for 2001 and 2000 was

$863 ($2.51 per share-basic, $2.49 per share-diluted) and $1,108 ($3.19 per share-basic, $3.18 per share-diluted), respectively.

10. Available-for-sale securities

Cat Insurance and Caterpillar Investment Management Ltd. had investments in certain debt and equity securities at December 31, 2002 and 2001, that have been classified as available-for-sale in accordance with Statement of Financial Accounting Standards No. 115 (SFAS 115) and recorded at fair value based upon quoted market prices. These fair values are included in "Other assets" in Statement 3. Gains and losses arising from the revaluation of available-for-sale securities are included, net of applicable deferred income taxes, in equity ("Accumulated other comprehensive income" in Statement 3). Realized gains and losses on sales of investments are determined using the average cost method for debt instruments and the FIFO method for equity securities.

	December 31, 2002		
	Cost Basis	Pre-Tax Net Gains (Losses)	Fair Value
Government debt	$ 89	$ —	$ 89
Corporate bonds	208	1	209
Equity securities	220	(51)	169
	$517	$ (50)	$467

	December 31, 2001		
	Cost Basis	Pre-Tax Net Gains (Losses)	Fair Value
Government debt	$ 80	$ —	$ 80
Corporate bonds	157	1	158
Equity securities	200	(40)	160
	$437	$ (39)	$398

The fair value of the available-for-sale debt securities at December 31, 2002, by contractual maturity, is shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations.

	Fair Value
Due in one year or less	$ 14
Due after one year through five years	$128
Due after five years through ten years	$ 28
Due after ten years	$128

Proceeds from sales of investments in debt and equity securities during 2002 and 2001 were $288 and $246, respectively. Gross gains of $9 and $2 and gross losses of $2 and $5 have been included in current earnings as a result of these sales for 2002 and 2001, respectively.

During 2002, we recognized a $41 pretax charge in accordance with the application of SFAS 115 for "other than temporary" declines in the market value of securities in the Cat Insurance investment portfolio.

11. Postemployment benefit plans

A. Pension plans

We have both U.S. and non-U.S. pension plans covering substantially all of our employees. The defined benefit plans provide a benefit based on years of service and/or the employee's average earnings near retirement.

Please refer to Table II on Page A-16 for additional financial information.

(Dollars in millions except per share data)

TABLE II — Financial Information Related to Pension Plans

	U.S. Pension Benefits			Non-U.S. Pension Benefits		
	2002	2001	2000	**2002**	2001	2000
Change in benefit obligation:						
Benefit obligation, January 1	**$ 7,382**	$ 6,921	$ 6,536	**$ 1,229**	$ 1,168	$ 1,200
Service cost	**115**	99	98	**38**	35	33
Interest cost	**529**	516	486	**70**	65	66
Business combinations	**—**	—	—	**—**	2	—
Plan amendments	**—**	2	1	**—**	2	1
Actuarial losses (gains)	**395**	389	329	**135**	(17)	58
Foreign currency exchange rates	**—**	—	—	**100**	21	(145)
Participant contributions	**—**	—	—	**10**	9	11
Benefits paid	**(611)**	(545)	(529)	**(65)**	(56)	(56)
Special termination benefits[1]	**34**	—	—	**—**	—	—
Benefit obligation, December 31	**$ 7,844**	$ 7,382	$ 6,921	**$ 1,517**	$ 1,229	$ 1,168
Change in plan assets:						
Fair value of plan assets, January 1	**$ 7,431**	$ 8,203	$ 8,411	**$ 1,050**	$ 1,287	$ 1,289
Actual return on plan assets	**(512)**	(230)	316	**(87)**	(217)	161
Business combinations	**—**	—	—	**—**	2	—
Foreign currency exchange rate changes	**—**	—	—	**72**	12	(160)
Company contributions	**135**	3	5	**44**	13	42
Participant contributions	**—**	—	—	**10**	9	11
Benefits paid	**(611)**	(545)	(529)	**(65)**	(56)	(56)
Fair value of plan assets, December 31	**$ 6,443**	$ 7,431	$ 8,203	**$ 1,024**	$ 1,050	$ 1,287
Over (under) funded, December 31	**$ (1,401)**	$ 49	$ 1,282	**$ (493)**	$ (179)	$ 119
Unrecognized prior service cost	**278**	327	375	**33**	36	37
Unrecognized net actuarial (gain) loss	**2,009**	318	(1,142)	**547**	198	(99)
Unrecognized net obligation existing at adoption of SFAS 87	**—**	—	1	**9**	7	4
Contributions made after measurement date	**—**	—	—	**22**	4	—
Net amount recognized in financial position	**$ 886**	$ 694	$ 516	**$ 118**	$ 66	$ 61
Components of net amount recognized in financial position:						
Prepaid benefit costs	**$ 1,071**	$ 953	$ 795	**$ 154**	$ 99	$ 106
Accrued benefit liabilities	**(185)**	(259)	(279)	**(36)**	(33)	(45)
Intangible assets	**156**	185	—	**35**	25	1
Adjustment for minimum pension liability	**(911)**	(323)	—	**(434)**	(130)	(3)
Accumulated other comprehensive income	**755**	138	—	**399**	105	2
Net asset (liability) recognized	**$ 886**	$ 694	$ 516	**$ 118**	$ 66	$ 61
Components of net periodic benefit cost:						
Service cost	**$ 115**	$ 99	$ 98	**$ 38**	$ 35	$ 33
Interest cost	**529**	516	486	**70**	65	66
Expected return on plan assets	**(783)**	(806)	(768)	**(94)**	(90)	(86)
Amortization of:						
Net asset existing at adoption of SFAS 87	**—**	—	(19)	**(2)**	(1)	(4)
Prior service cost[2]	**50**	49	71	**5**	5	5
Net actuarial (gain) loss	**(1)**	(34)	(59)	**—**	(1)	(3)
Total (benefit) cost included in results of operations	**$ (90)**	$ (176)	$ (191)	**$ 17**	$ 13	$ 11
Rate assumptions:						
Assumed discount rate[3]	**7.0%**	7.3%	7.8%	**5.4%**	5.8%	6.0%
Expected rate of compensation increase[3]	**4.0%**	4.0%	4.0%	**3.2%**	3.5%	4.0%
Expected long-term rate of return on plan assets[4]	**9.8%**	10.0%	10.0%	**7.6%**	7.8%	7.8%

(1) Amount recognized as expense in 2001 in conjunction with the U.S. salaried and management employee reduction. Please refer to Note 24 on Page A-27 for additional information.
(2) Prior service costs are amortized using the straight-line method over the average remaining service period of employees expected to receive benefits from the plan amendment.
(3) Weighted-average rates as of December 31.
(4) Weighted-average rates used in determining consolidated expense. The weighted-average rates for 2003 are 9.0% and 7.1% for U.S. and non-U.S. plans, respectively.

The following amounts relate to our pension plans with accumulated benefit obligations in excess of plan assets:

	U.S. Pension Benefits			Non-U.S. Pension Benefits		
		At December 31,			At December 31,	
	2002	2001	2000	**2002**	2001	2000
Accumulated benefit obligation	**$ (3,416)**	$ (3,010)	$ (2,901)	**$ (1,334)**	$ (1,088)	$ (36)
Projected benefit obligation	**$ (3,439)**	$ (3,011)	$ (2,902)	**$ (1,490)**	$ (1,203)	$ (41)
Fair value of plan assets	**$ 2,345**	$ 2,462	$ 2,813	**$ 990**	$ 1,015	$ 20

B. Other postretirement benefit plans

We have defined-benefit retirement health care and life insurance plans for substantially all of our U.S. employees. Plan amendments made in 2002 included an increase in retiree cost sharing of health care benefits, elimination of company payments for Medicare part B premiums and significant reductions in retiree life insurance.

Please refer to Table III below for additional financial information.

TABLE III — Financial Information Related to Other Postretirement Benefit Plans

	Other Postretirement Benefits		
	2002	2001	2000
Change in benefit obligation:			
Benefit obligation, January 1	**$ 4,514**	$ 3,869	$ 3,821
Service cost	**80**	72	71
Interest cost	**292**	289	292
Plan amendments	**(474)**	16	—
Actuarial losses (gains)	**340**	528	(65)
Foreign currency exchange rates	**2**	2	—
Participant contributions	**5**	4	3
Benefits paid	**(294)**	(266)	(253)
Benefit obligation, December 31	**$ 4,465**	$ 4,514	$ 3,869
Change in plan assets:			
Fair value of plan assets, January 1	**$ 1,109**	$ 1,324	$ 1,291
Actual return on plan assets	**(113)**	(71)	22
Participant contributions	**5**	4	3
Benefits paid	**(294)**	(266)	(247)
Employer funding of benefits paid	**142**	118	255
Fair value of plan assets, December 31	**$ 849**	$ 1,109	$ 1,324
Over (under) funded, December 31	**$ (3,616)**	$ (3,405)	$ (2,545)
Unrecognized prior service cost	**(283)**	167	171
Unrecognized net actuarial (gain) loss	**976**	413	(317)
Contributions made after measurement date	**20**	17	—
Net amount recognized in financial position	**$ (2,903)**	$ (2,808)	$ (2,691)
Components of net amount recognized in financial position:			
Accrued benefit liabilities	**$ (2,903)**	$ (2,808)	$ (2,691)
Net asset (liability) recognized	**$ (2,903)**	$ (2,808)	$ (2,691)
Components of net periodic benefit cost:			
Service cost	**$ 80**	$ 72	$ 71
Interest cost	**292**	289	292
Expected return on plan assets	**(115)**	(136)	(123)
Amortization of:			
Prior service cost[1]	**(22)**	21	19
Net actuarial (gain) loss	**5**	(9)	—
Total (benefit) cost included in results of operations	**$ 240**	$ 237	$ 259
Rate assumptions:			
Assumed discount rate[2]	**7.0%**	7.3%	7.8%
Expected rate of compensation increase[2]	**4.0%**	4.0%	4.0%
Expected long-term rate of return on plan assets[3]	**9.8%**	10.0%	10.0%

For measurement purposes, a 9.0% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2003. This rate was assumed to decrease gradually to 4.5% for 2009.
[1] Prior service costs are amortized using the straight-line method over the average remaining service period of employees affected by the plan amendment.
[2] Weighted-average rates as of December 31.
[3] Weighted-average rates used in determining consolidated expense. The weighted-average rate for 2003 is 9.0%.

Effects of a one-percentage-point change in the assumed health care cost trend rates for 2002:

	One-percentage-point increase	One-percentage-point decrease
Approximate effect on the total of service and interest cost components of other postretirement benefit cost	**$ 31**	**$ (26)**
Approximate effect on accumulated postretirement benefit obligation	**$272**	**$(230)**

(Dollars in millions except per share data)

C. Other postemployment benefit plans

We offer long-term disability benefits, continued health care for disabled employees, survivor income benefits insurance and supplemental unemployment benefits to substantially all eligible U.S. employees.

D. Summary of long-term liability:

	December 31, 2002	2001	2000
Pensions:			
U.S. pensions	**$ 911**	$ 323	$ —
Non-U.S. pensions	**434**	130	3
Total pensions	**1,345**	453	3
Postretirement benefits other than pensions	**2,614**	2,578	2,441
Other postemployment benefits	**79**	72	70
	$4,038	$ 3,103	$2,514

12. Short-term borrowings

	December 31, 2002	2001	2000
Machinery and Engines:			
Notes payable to banks	**$ 64**	$ 219	$ 104
Commercial paper	**—**	—	237
Other	**—**	—	28
	64	219	369
Financial Products:			
Notes payable to banks	**174**	126	92
Commercial paper	**1,682**	1,715	400
Other	**255**	120	110
	2,111	1,961	602
Total short-term borrowings	**$2,175**	$ 2,180	$ 971

The weighted average interest rates on external short-term borrowings outstanding were:

	December 31, 2002	2001	2000
Notes payable to banks	**5.7%**	5.6%	6.9%
Commercial paper	**2.5%**	2.5%	5.9%
Other	**2.8%**	3.4%	6.8%

Please refer to Note 17 on Page A-20 and Table V on Page A-21 for fair value information on short-term borrowings.

13. Long-term debt

	December 31, 2002	2001	2000
Machinery and Engines:			
Notes — 6.000% due 2003	**$ —**	$ 253	$ 252
Notes — 6.550% due 2011	**249**	249	—
Debentures — 9.000% due 2006	**209**	211	203
Debentures — 6.000% due 2007	**189**	180	162
Debentures — 7.250% due 2009	**318**	321	300
Debentures — 9.375% due 2011	**123**	123	123
Debentures — 9.750% due 2000-2019	**—**	—	139
Debentures — 9.375% due 2021	**236**	236	236
Debentures — 8.000% due 2023	**199**	199	199
Debentures — 6.625% due 2028	**299**	299	299
Debentures — 7.300% due 2031	**348**	348	—
Debentures — 6.950% due 2042	**249**	—	—
Debentures — 7.375% due 2097	**297**	297	297
Medium-term notes	**25**	26	96
Capital lease obligations	**538**	467	474
Commercial paper supported by revolving credit agreements (Note 14)	**—**	130	—
Other	**124**	153	74
Total Machinery and Engines	**3,403**	3,492	2,854
Financial Products:			
Commercial paper supported by revolving credit agreements (Note 14)	**$ 1,825**	$ 1,755	$ 2,732
Medium-term notes	**6,298**	5,972	5,687
Other	**70**	72	61
Total Financial Products	**8,193**	7,799	8,480
Total long-term debt due after one year	**$11,596**	$ 11,291	$11,334

All outstanding notes and debentures are unsecured. The capital lease obligations are collateralized by leased manufacturing equipment and/or security deposits.

The 6% notes due in 2003, classified as debt due within one year, may be redeemed in whole at their principal amount if we are required to pay additional taxes or duties as a result of a change in tax law and that obligation cannot be reasonably avoided. In addition, if the identity of beneficial owners of the notes must be disclosed in certain circumstances, we would be required either to redeem the notes or satisfy the information disclosure requirement through the payment of certain taxes or charges. We also may purchase the 6% notes at any time in the open market.

The 6% debentures due in 2007, were sold at significant original issue discounts ($144). This issue is carried net of the unamortized portion of its discount, which is amortized as interest expense over the life of the issue. These debentures have a principal at maturity of $250 and an effective annual cost of 13.3%. We may redeem them, at our option, at an amount equal to the respective principal at maturity.

We may redeem the 6.55% notes and the 7.25%, 6.625%, 7.3%, 6.95% and 7.375% debentures in whole or in part at our option at any time at a redemption price equal to the greater of 100% of the principal amount of the debentures to be redeemed or the sum of the present value of the remaining scheduled payments.

The terms of other notes and debentures do not specify a redemption option prior to maturity.

The medium-term notes are offered on a continuous basis through agents and are primarily at fixed rates. At December 31, 2002, *Machinery and Engines* medium-term notes had a weighted average interest rate of 8.1% with one to two years remaining to maturity. *Financial Products* medium-term notes have a weighted average interest rate of 3.7% with remaining maturities up to 13 years at December 31, 2002.

The aggregate amounts of maturities of long-term debt during each of the years 2003 through 2007, including amounts due within one year and classified as current, are:

	December 31, 2003	2004	2005	2006	2007
Machinery and Engines	$ 258	$ 67	$ 18	$ 231	$ 204
Financial Products	3,654	2,714	1,474	981	818
	$ 3,912	$ 2,781	$ 1,492	$ 1,212	$ 1,022

Interest paid on short-term and long-term borrowings for 2002, 2001 and 2000 was $815, $1,009 and $930, respectively.

Please refer to Note 17 on Page A-20 and Table V on Page A-21 for fair value information on long-term debt.

14. Credit commitments

| | December 31, 2002 | | |
	Consolidated	Machinery and Engines	Financial Products
Credit lines available:			
Global credit facility	$4,550 [1]	$4,550 [1]	$3,950 [1]
Other external	1,353	542	811
Intercompany	—	500 [2]	826 [2]
Total credit lines available	5,903	5,592	5,587
Utilized credit	238	64	174
Unused credit	$5,665	$5,528	$5,413

[1] A global credit facility of $4,550 is available to both *Machinery and Engines* and *Financial Products* (Cat Financial) to support commercial paper programs. Cat Financial may use up to 90% of the available facility subject to a maximum debt to equity and a minimum interest coverage ratio. *Machinery and Engines* may use up to 100% of the available facility subject to a minimum level of net worth. Based on these restrictions, and the allocation decisions of available credit made by management, the portion of the facility available to Cat Financial at December 31, 2002, was $3,950. The facility is comprised of two components; $2,425 expiring in September 2003 and $2,125 expiring in September 2006. The facility expiring in September 2003 has a provision which allows Caterpillar to obtain a one-year term loan in September 2003 that matures in September 2004.

[2] Represents variable lending agreements between Caterpillar Inc. and Cat Financial.

Based on long-term credit agreements, $1,825, $1,885 and $2,732 of commercial paper outstanding at December 31, 2002, 2001 and 2000, respectively, was classified as long-term debt due after one year.

15. Capital stock

A. Stock options

In 1996, stockholders approved the Stock Option and Long-Term Incentive Plan (the Plan) providing for the granting of options to purchase common stock to officers and other key employees, as well as non-employee directors. The Plan reserves 47 million shares of common stock for issuance (39 million under the Plan and 8 million under prior stock option plans). Options vest at the rate of one-third per year over the three year period following the date of grant, and have a maximum term of 10 years. Common shares issued under stock options, including treasury shares reissued, totaled 882,580, 693,444 and 346,333, in 2002, 2001 and 2000, respectively.

The Plan grants options which have exercise prices equal to the average market price on the date of grant. As required by SFAS 148, a summary of the pro forma net income and profit per share amounts is shown in Note 1K on Page A-9. The fair value of each option grant is estimated at the date of grant using the Black-Scholes option-pricing model.

Please refer to Table IV below and on Page A-20 for additional financial information on our stock options.

TABLE IV — Financial Information Related to Capital Stock

Changes in the status of common shares subject to issuance under options:

| | 2002 | | 2001 | | 2000 | |
	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price
Fixed Options:						
Outstanding at beginning of year	32,295,230	$ 47.34	26,336,074	$ 44.49	20,404,176	$ 45.90
Granted to officers and key employees	8,050,864	$ 50.72	7,512,206	$ 53.53	6,621,858	$ 38.41
Granted to outside directors	52,000	$ 58.87	52,000	$ 45.51	44,000	$ 43.75
Exercised	(1,580,754)	$ 26.41	(1,273,361)	$ 23.64	(543,090)	$ 19.49
Lapsed	(95,976)	$ 50.28	(331,689)	$ 47.13	(190,870)	$ 55.17
Outstanding at end of year	38,721,364	$ 48.91	32,295,230	$ 47.34	26,336,074	$ 44.49
Options exercisable at year-end	23,909,130	$ 48.23	19,062,802	$ 45.74	15,214,347	$ 42.47
Weighted-average fair value of options granted during the year	$ 14.85		$ 14.56		$ 10.92	

Stock options outstanding and exercisable:

| | Options Outstanding | | | Options Exercisable | |
Exercise Prices	# Outstanding at 12/31/02	Weighted-Average Remaining Contractual Life (Years)	Weighted-Average Exercise Price	# Outstanding at 12/31/02	Weighted-Average Exercise Price
$15.19-$18.77	264,617	0.4	$18.66	264,617	$18.66
$26.77-$39.19	10,479,468	5.5	$35.26	8,535,350	$34.55
$43.75-$62.34	27,977,279	7.5	$54.30	15,109,163	$56.47
	38,721,364	6.9	$48.91	23,909,130	$48.23

Continued on Page A-20

(Dollars in millions except per share data)

TABLE IV Continued — Financial Information Related to Capital Stock

Weighted-average assumptions used in determining fair value of option grants:

	Grant Year		
	2002	2001	2000
Dividend yield	**2.55%**	2.49%	2.11%
Expected volatility	**35.0%**	30.1%	26.4%
Risk-free interest rates	**4.13%**	4.88%	6.20%
Expected lives	**5 years**	5 years	5 years

B. Restricted stock

The Plan permits the award of restricted stock to officers and other key employees, as well as non-employee directors. During 2002, 2001 and 2000, officers and other key employees were awarded 52,475 shares, 143,686 shares and 52,032 shares, respectively, of restricted stock. During 2002, 8,450 restricted shares (in phantom form) were awarded to officers and other key employees. During 2001 and 2000, non-employee directors were granted 9,750 shares and 9,050 shares, respectively, of restricted stock.

C. Stockholders' rights plan

We are authorized to issue 5,000,000 shares of preferred stock, of which 2,000,000 shares have been designated as Series A Junior Participating Preferred Stock of $1 par value. None of the preferred shares have been issued.

Stockholders would receive certain preferred stock purchase rights if someone acquired or announced a tender offer to acquire 15% or more of outstanding Caterpillar stock. In essence, those rights would permit each holder (other than the acquiring person) to purchase one share of Caterpillar stock at a 50% discount for every share owned. The rights, designed to protect the interests of Caterpillar stockholders during a takeover attempt, expire December 11, 2006.

16. Profit per share

Stock options to purchase 27,881,279, 19,886,054 and 12,636,262 shares of common stock at a weighted-average price of $54.34, $55.79 and $57.14 were outstanding during 2002, 2001 and 2000, respectively, but were not included in the computation of diluted profit per share because the options' exercise price was greater than the average market price of the common shares.

17. Fair values of financial instruments

We used the following methods and assumptions to estimate the fair value of our financial instruments:

Cash and short-term investments — carrying amount approximated fair value.

Long-term investments (other than investments in unconsolidated affiliated companies) — fair value was estimated based on quoted market prices.

Foreign currency forward and option contracts — fair value of forward contracts was determined by discounting the future cash flow resulting from the differential between the contract price and the forward rate. Fair value of option contracts was determined by using the Black-Scholes model.

Finance receivables — fair value was estimated by discounting the future cash flow using current rates, representative of receivables with similar remaining maturities. Historical bad-debt experience also was considered.

Short-term borrowings — carrying amount approximated fair value.

Long-term debt — for *Machinery and Engines* notes and debentures, fair value was estimated based on quoted market prices. For *Financial Products*, fair value was estimated by discounting the future cash flow using our current borrowing rates for similar types and maturities of debt, except for floating rate notes and commercial paper supported by revolving credit agreements for which the carrying amounts were considered a reasonable estimate of fair value.

Interest rate swaps — fair value was estimated based on the amount that we would receive or pay to terminate our agreements as of year end.

Please refer to Table V on Page A-21 for the fair values of our financial instruments.

18. Concentration of credit risk

Financial instruments with potential credit risk consist primarily of trade and finance receivables and short-term and long-term investments. Additionally, to a lesser extent, we have a potential credit risk associated with counterparties to derivative contracts.

Trade receivables are primarily short-term receivables from independently owned and operated dealers which arise in the normal course of business. We perform regular credit evaluations of our dealers. Collateral generally is not required, and the majority of our trade receivables are unsecured. We do, however, when deemed necessary, make use of various devices such as security agreements and letters of credit to protect our interests. No single dealer represents a significant concentration of credit risk.

Finance receivables primarily represent receivables under installment sales contracts, receivables arising from leasing transactions and notes receivable. Receivables from customers in construction-related industries made up approximately one-third of total finance receivables at December 31, 2002, 2001 and 2000. We generally maintain a secured interest in the equipment financed. No single customer or region represents a significant concentration of credit risk.

TABLE V — Fair Values of Financial Instruments

Asset (Liability) At December 31	2002		2001		2000		Reference #
	Carrying Amount	Fair Value	Carrying Amount	Fair Value	Carrying Amount	Fair Value	
Cash and short-term investments	$ 309	$ 309	$ 400	$ 400	$ 334	$ 334	Statement 3, Note 18
Long-term investments	874	874	791	791	741	741	Note 18
Foreign currency contracts	47	47	2	2	(30)	(34)	Note 2
Finance receivables — net (excluding finance type leases[1])	12,093	12,177	10,931	10,957	10,479	10,582	Note 5
Short-term borrowings.............................	2,175	2,175	(2,180)	(2,180)	(971)	(971)	Note 12
Long-term debt (including amounts due within one year)							
Machinery and Engines.........................	3,661	4,185	(3,565)	(3,749)	(3,058)	(3,198)	Note 13
Financial Products	11,847	12,118	(10,857)	(11,048)	(11,038)	(11,154)	Note 13
Interest rate swaps Machinery and Engines —							
in a net receivable position	—	—	—	—	—	25	Note 2
in a net payable position........................	—	—	—	—	(1)	—	Note 2
Financial Products —							
in a net receivable position	84	84	58	58	8	27	Note 2
in a net payable position........................	(85)	(85)	(71)	(71)	—	(25)	Note 2

[1] Excluded items have a net carrying value at December 31, 2002, 2001 and 2000 of $1,369, $1,185 and $1,087, respectively.

Short-term and long-term investments are held with high quality institutions and, by policy, the amount of credit exposure to any one institution is limited. Long-term investments are comprised of investments which collateralize capital lease obligations (see Note 13 on Page A-18) and investments of Cat Insurance supporting insurance reserve requirements.

Outstanding derivative instruments, with notional amounts totaling $6,983, $5,872 and $6,794, and terms generally ranging up to five years, were held at December 31, 2002, 2001 and 2000, respectively. Collateral is not required of the counterparties or of our company. We do not anticipate nonperformance by any of the counterparties. Our exposure to credit loss in the event of nonperformance by the counterparties is limited to only those gains that we have recorded, but have not yet received, cash payment. At December 31, 2002, 2001 and 2000, the exposure to credit loss was $176, $80 and $30, respectively.

Please refer to Note 17 on Page A-20 and Table V above for fair value information.

19. Operating leases

We lease certain computer and communications equipment, transportation equipment and other property through operating leases. Total rental expense for operating leases was $240, $256 and $267 for 2002, 2001 and 2000, respectively.

Minimum payments for operating leases having initial or remaining non-cancelable terms in excess of one year are:

		Years ended December 31,				
2003	2004	2005	2006	2007	After 2007	Total
$185	$154	$102	$72	$53	$300	$866

20. Guarantees and product warranty

We have guaranteed to repurchase loans of certain Caterpillar dealers from the Dealer Capital Asset Trust (DCAT) in the event of default. These guarantees arose in conjunction with Cat Financial's relationship with third party dealers who sell Caterpillar equipment. These guarantees have terms ranging from one to four years and are secured primarily by dealer assets. At December 31, 2002, the total amount outstanding under these guarantees was $290 and the related book value was zero. For guarantees entered into after December 31, 2002, we will record a liability in accordance with FIN 45.

Our product warranty liability is determined by applying historical claim rate experience to the current field population and dealer inventory. Generally, historical claim rates are developed using a 12-month rolling average of actual warranty payments. These rates are applied to the field population and dealer inventory to determine the liability.

	2002	2001	2000
Warranty liability, January 1	$ 652	$ 615	$ 578
Payments.....................................	(494)	(478)	(471)
Provision for warranty	535	515	508
Warranty liability, December 31	$ 693	$ 652	$ 615

21. Environmental and legal matters

The company is regulated by federal, state and international environmental laws governing our use of substances and control of emissions in all our operations. Compliance with these existing laws has not had a material impact on our capital expenditures, earnings or competitive position.

(Dollars in millions except per share data)

We are cleaning up hazardous waste at a number of locations, often with other companies, pursuant to federal and state laws. When it is likely we will pay cleanup costs at a site and those costs can be estimated, the costs are charged against our earnings. In making that estimate, we do not consider amounts expected to be recovered from insurance companies and others.

The amount set aside for environmental cleanup is not material and is included in "Accrued expenses" in Statement 3. If a range of liability estimates is available on a particular site, we accrue the lower end of that range.

We cannot estimate costs on sites in the very early stages of cleanup. Currently, we have five sites in the very early stages of cleanup, and there is no more than a remote chance that a material amount for cleanup will be required.

Pursuant to a consent decree Caterpillar entered with the United States Environmental Protection Agency (EPA), the company was required to meet certain emission standards by October 2002. The decree provides that if the manufacturers were unable to meet the standards at that time they would be required to pay a non-conformance penalty (NCP) on each engine sold that did not meet the standard. The amount of the NCP would be based on how close to meeting the standard the engine came — the more out of compliance the higher the penalty. The company began shipping lower emission engines in October 2002 as a bridge until fully compliant Advanced Combustion Emission Reduction Technology (ACERT™) engines are introduced in 2003.

Our expense for NCPs was $40 in 2002. This amount was based on levels we believe the engines will perform when tested. The actual NCP amount will not be known until final testing with the EPA is completed with all models during 2003. Aside from customary research and development expenses, the net impact of producing and selling bridge engines negatively impacted 2002 financial results by $24 ($17 after tax or about 5 cents per share) as NCPs, product cost increases and ramp-up production costs were partially offset by price increases for these engines. Because of increased volumes in 2003, NCP expense will be significantly higher than in 2002, however, we expect the net unfavorable impact of producing and selling bridge engines to be no more than 2002. We do not anticipate paying NCPs beyond 2003.

The consent decree also provided the ability to "bank" credits prior to October 2002 that could be used to offset non-conforming engines produced after January 1, 2003. That is, if a company was able to produce and sell engines that were below the applicable standard prior to October 2002, then the company could apply the emission credits created by those engines to engines produced after January 1, 2003 that do not meet the consent decree standard. For example, an engine produced and sold prior to October 2002 that produced 3.5 grams of NO_x as compared to 4.0 gram standard would create a 0.5 gram credit. This credit would be "banked" to be used to offset the NO_x deficiency of an engine produced after January 1, 2003 that did not meet the consent decree standard. Given this scenario, a company could produce and sell a 3.0 gram engine in 2003 without paying an NCP even though the engine exceeds the 2.5 gram standard.

We produced and sold 70,399 mid-range engines and 958 heavy-duty engines prior to October 2002 which yielded emissions below the applicable standard for that period, resulting in 20,987.8 Mg of mid-range banked credits and 1,230.2 Mg of heavy-duty banked credits. We do not expect to pay any NCPs on our medium-duty engines in 2003 due to these banked credits. Of the approximately 25,800 non-conforming heavy-duty engines we anticipate building after January 1, 2003, credits are expected to offset the NCPs on approximately 3,000 of these units.

In addition to the above, the consent decree required Caterpillar to pay a fine of $25, which was expensed in 1998, and to make investments totaling $35 in environmental-related projects by July 2007. Qualifying investments totaling approximately $10 were made in 2002. Total qualifying investments to date for these projects is approximately $21.

On January 16, 2002, Caterpillar commenced an action against Navistar International Transportation Corporation and International Truck & Engine Corporation (Navistar). Caterpillar seeks a declaratory judgment upholding a long-term purchase contract plus damages arising from Navistar's alleged breach of contract. On January 22, 2003, Caterpillar filed its First Amended Complaint to add four additional defendants and to add claims alleging that two of the new defendants colluded with Navistar to utilize technology misappropriated from Caterpillar. At December 31, 2002, the past due receivable from Navistar related to this case was $104. On January 17, 2002, Navistar commenced an action against Caterpillar that alleges we breached various aspects of the long-term purchase contract. On April 2, 2002, the Court granted Caterpillar's Motion for Involuntary Dismissal of this action; Navistar subsequently asserted its claims as counterclaims in the action Caterpillar filed in Peoria. We believe Navistar's claims are without merit, and resolution of these matters will not have a material impact on our financial statements.

On May 7, 2002, International Truck and Engine Corporation commenced an action against Caterpillar in the Circuit Court of DuPage County, Illinois that alleges Caterpillar breached various aspects of a long-term agreement term sheet. In its third amended complaint, International seeks a declaration from the court that the term sheet constitutes a legally binding contract for the sale of heavy-duty engines at specified prices through the end of 2006, alleges that Caterpillar breached the term sheet by raising certain prices effective October 1, 2002, and also alleges that Caterpillar breached an obligation to negotiate a comprehensive long-term agreement referenced in the term sheet. International further claims that Caterpillar improperly restricted the supply of heavy-duty engines to International from June through September 2002. International seeks damages and injunctive relief. Caterpillar filed an answer denying International's claims and has filed a counterclaim seeking a declaration that the term sheet has effectively been terminated. Caterpillar denies International's claims and will vigorously contest them. The company further believes that final resolution of this matter will not have a material impact on our financial statements. This matter is not related to the breach of contract action brought by Caterpillar against International currently pending in the Circuit Court of Peoria County, Illinois.

22. Segment information

A. Basis for segment information

The company is organized based on a decentralized structure that has established accountabilities to continually improve business focus and increase our ability to react quickly to changes in both the global business cycle and competitors' actions. Our current

structure uses a product, geographic matrix organization comprised of multiple profit and service center divisions.

Caterpillar is a highly integrated company. The majority of our profit centers are product focused. They are primarily responsible for the design, manufacture and ongoing support of their products. However, some of these product-focused profit centers also have marketing responsibilities. We also have geographically-based profit centers that are focused primarily on marketing. However, most of these profit centers also have some manufacturing responsibilities. One of our profit centers provides various financial services to our customers and dealers. The service center divisions perform corporate functions and provide centralized services.

We have developed an internal measurement system to evaluate performance and to drive continuous improvement. This measurement system, which is not based on generally accepted accounting principles (GAAP), is intended to motivate desired behavior of employees and drive performance. It is not intended to measure a division's contribution to enterprise results. The sales and cost information used for internal purposes varies significantly from our consolidated, externally reported information resulting in substantial reconciling items. Each division has specific performance targets and is evaluated and compensated based on achieving those targets. Performance targets differ from division to division; therefore, meaningful comparisons cannot be made among the profit or service center divisions. It is the comparison of actual results to budgeted results that makes our internal reporting valuable to management. Consequently, we feel that the financial information required by Statement of Financial Accounting Standards No. 131 (SFAS 131) "Disclosures about Segments of an Enterprise and Related Information" has limited value for our external readers.

Due to Caterpillar's high level of integration and our concern that segment disclosures based on SFAS 131 requirements have limited value to external readers, we are continuing to disclose financial results for our three lines of business (Machinery, Engines and Financial Products) in our Management's Discussion and Analysis beginning on Page A-32.

B. Description of segments

The profit center divisions meet the SFAS 131 definition of "operating segments;" however, the service center divisions do not. Several of the profit centers have similar characteristics and have been aggregated. The following is a brief description of our seven reportable segments and the business activities included in the "All other" category.

Asia/Pacific Marketing: Primarily responsible for marketing products through dealers in Australia, Asia (excluding Japan) and the Pacific Rim. Also includes the regional manufacturing of some products which also are produced by *Construction & Mining Products.*

Construction & Mining Products: Primarily responsible for the design, manufacture and ongoing support of small, medium and large machinery used in a variety of construction and mining applications. Also includes the design, manufacture, procurement and marketing of components and control systems that are consumed primarily in the manufacturing of our machinery.

EAME Marketing: Primarily responsible for marketing products through dealers in Europe, Africa, the Middle East and the Commonwealth of Independent States. Also includes the regional manufacturing of some products which are also produced by *Construction & Mining Products* and *Power Products.*

Finance & Insurance Services: Provides financing to customers and dealers for the purchase and lease of Caterpillar and other equipment, as well as some financing for Caterpillar sales to dealers. Financing plans include operating and finance leases, installment sale contracts, working capital loans and wholesale financing plans. The division also provides various forms of insurance to customers and dealers to help support the purchase and lease of our equipment.

Latin America Marketing: Primarily responsible for marketing products through dealers in Latin America. Also includes the regional manufacturing of some products that also are produced by *Construction & Mining Products* and *Power Products.*

Power Products: Primarily responsible for the design, manufacture, marketing and ongoing support of reciprocating and turbine engines along with related systems. These engines and related systems are used in products manufactured in other segments, on-highway trucks and locomotives; and in a variety of construction, electric power generation, marine, petroleum and industrial applications.

North America Marketing: Primarily responsible for marketing products (excluding *Power Products*) through dealers in the United States and Canada.

All other: Primarily includes activities such as: service support and parts distribution to Caterpillar dealers worldwide; the design, manufacture and ongoing support of agricultural machinery and paving products; logistics services for other companies; service tools for Caterpillar dealers; and the remanufacture of Caterpillar engines and components.

C. Segment measurement and reconciliations

Please refer to Table VI on Pages A-24 – A-26 for financial information regarding our segments. There are several accounting differences between our segment reporting and our GAAP-based external reporting. Our segments are measured on an accountable basis; therefore, only those items for which divisional management is directly responsible are included in the determination of segment profit/(loss) and assets. The following is a list of the more significant accounting differences:

- Generally, liabilities are managed at the corporate level and are not included in segment operations. Segment accountable assets generally include inventories, receivables, property, plant and equipment.

- We account for intersegment transfers using a system of market-based prices. With minor exceptions, each of the profit centers either sells or purchases virtually all of its products to or from other profit centers within the company. Our high level of integration results in our internally reported sales being approximately double that of our consolidated, externally reported sales.

- Segment inventories and cost of sales are valued using a current cost methodology.

- Postretirement benefit expenses are split; segments are generally responsible for service and prior services costs, with the remaining elements of net periodic benefit cost included as a methodology difference.

(Dollars in millions except per share data)

TABLE VI — Segment Information

Business Segments:

	Machinery and Engines									
	Asia/ Pacific Marketing	Construction & Mining Products	EAME Marketing	Latin America Marketing	Power Products	North America Marketing	All Other	Total	Financing & Insurance Services	Consolidated Total
2002										
External sales and revenues	$1,660	237	2,828	1,313	5,736	5,575	1,253	18,602	1,779	$20,381
Intersegment sales and revenues	$ 4	6,728	1,784	181	3,996	152	1,926	14,771	—	$14,771
Total sales and revenues	$1,664	6,965	4,612	1,494	9,732	5,727	3,179	33,373	1,779	$35,152
Depreciation and amortization	$ 12	209	49	25	293	—	69	657	417	$ 1,074
Imputed interest expense	$ 12	67	30	6	124	36	66	341	540	$ 881
Accountable profit (loss)	$ 113	431	135	72	34	64	323	1,172	268	$ 1,440
Accountable assets at Dec. 31	$ 436	2,184	912	485	4,025	1,574	2,371	11,987	17,417	$29,404
Capital Expenditures	$ 13	179	63	13	238	2	81	589	1,177	$ 1,766
2001										
External sales and revenues	$ 1,408	230	2,847	1,501	5,844	5,878	1,263	18,971	1,717	$ 20,688
Intersegment sales and revenues	$ 12	7,167	1,814	145	4,684	219	1,859	15,900	1	$ 15,901
Total sales and revenues	$ 1,420	7,397	4,661	1,646	10,528	6,097	3,122	34,871	1,718	$ 36,589
Depreciation and amortization	$ 12	211	58	26	380	—	71	758	315	$ 1,073
Imputed interest expense	$ 13	70	27	8	117	61	67	363	673	$ 1,036
Accountable profit (loss)	$ 25	507	147	61	220	56	245	1,261	346	$ 1,607
Accountable assets at Dec. 31	$ 441	2,450	826	587	3,946	1,369	2,463	12,082	15,437	$ 27,519
Capital Expenditures	$ 10	270	59	21	335	—	140	835	858	$ 1,693
2000										
External sales and revenues	$ 1,377	222	2,768	1,303	6,247	5,861	1,062	18,840	1,527	$ 20,367
Intersegment sales and revenues	$ 7	7,070	1,885	123	4,711	173	1,907	15,876	—	$ 15,876
Total sales and revenues	$ 1,384	7,292	4,653	1,426	10,958	6,034	2,969	34,716	1,527	$ 36,243
Depreciation and amortization	$ 11	211	60	27	345	—	63	717	237	$ 954
Imputed interest expense	$ 9	60	27	10	101	88	65	360	703	$ 1,063
Accountable profit (loss)	$ 64	581	194	33	489	85	197	1,643	253	$ 1,896
Accountable assets at Dec. 31	$ 405	2,267	906	592	3,867	1,739	2,377	12,153	14,185	$ 26,338
Capital Expenditures	$ 8	204	67	24	254	1	94	652	659	$ 1,311

Reconciliations:

	Machinery and Engines	(Unaudited) Financial & Insurance Services	Consolidating Adjustments	Consolidated Total
Sales & Revenues				
2002				
Total external sales and revenues from business segments	$ 18,602	$ 1,779	$ —	$ 20,381
Other	46	(101)	(174)	(229)
Total sales and revenues	$ 18,648	$ 1,678	$ (174)	$ 20,152
2001				
Total external sales and revenues from business segments	$ 18,971	$ 1,717	$ —	$ 20,688
Other	56	(72)	(222)	(238)
Total sales and revenues	$ 19,027	$ 1,645	$ (222)	$ 20,450
2000				
Total external sales and revenues from business segments	$ 18,840	$ 1,527	$ —	$ 20,367
Other	73	(62)	(203)	(192)
Total sales and revenues	$ 18,913	$ 1,465	$ (203)	$ 20,175

Continued on Page A-25

TABLE VI Continued — Segment Information

Reconciliations:

Profit before taxes	Machinery and Engines (Unaudited)	Financial & Insurance Services (Unaudited)	Consolidated Total
2002			
Total accountable profit from business segments	**$ 1,172**	**$ 268**	**$ 1,440**
Corporate costs	**(242)**	**—**	**(242)**
Methodology differences:			
Inventory/cost of sales	**(313)**	**—**	**(313)**
Postretirement benefit expense	**125**	**—**	**125**
Financing costs	**(32)**	**—**	**(32)**
Other methodology differences	**74**	**19**	**93**
Other	**43**	**—**	**43**
Total profit before taxes	**$ 827**	**$ 287**	**$ 1,114**
2001			
Total accountable profit from business segments	$ 1,261	$ 346	$ 1,607
Corporate costs	(291)	—	(291)
Unusual charges not allocated to business segments	(153)	—	(153)
Methodology differences:			
Inventory/cost of sales	(107)	—	(107)
Postretirement benefit expense	185	—	185
Financing costs	(114)	—	(114)
Other methodology differences	(23)	11	(12)
Methodology changes in segment reporting	3	(12)	(9)
Other	63	—	63
Total profit before taxes	$ 824	$ 345	$ 1,169
2000			
Total accountable profit from business segments	$ 1,643	$ 253	$ 1,896
Corporate costs	(232)	—	(232)
Methodology differences:			
Inventory/cost of sales	(399)	—	(399)
Postretirement benefit expense	195	—	195
Financing costs	(138)	—	(138)
Other methodology differences	32	25	57
Methodology changes in segment reporting	72	—	72
Other	77	—	77
Total profit before taxes	$ 1,250	$ 278	$ 1,528

Assets	Machinery and Engines (Unaudited)	Financial & Insurance Services (Unaudited)	Consolidating Adjustments (Unaudited)	Consolidated Total
2002				
Total accountable assets from business segments	**$ 11,987**	**$ 17,417**	**$ —**	**$ 29,404**
Items not included in segment assets:				
Cash and short-term investments	**146**	**163**	**—**	**309**
Intercompany trade receivables	**917**	**343**	**(1,260)**	**—**
Investment in affiliated companies	**283**	**—**	**—**	**283**
Investment in Financial Products	**1,961**	**—**	**(1,961)**	**—**
Deferred income taxes and prepaids	**2,802**	**75**	**(133)**	**2,744**
Intangible assets and other assets	**1,541**	**—**	**—**	**1,541**
Service center assets	**810**	**—**	**—**	**810**
Dealer receivables double counted in segment assets	**(1,857)**	**—**	**—**	**(1,857)**
Liabilities included in segment assets	**848**	**—**	**—**	**848**
Inventory methodology differences	**(1,590)**	**—**	**—**	**(1,590)**
Other	**245**	**149**	**(35)**	**359**
Total assets	**$ 18,093**	**$ 18,147**	**$ (3,389)**	**$ 32,851**

Continued on Page A-26

(Dollars in millions except per share data)

TABLE VI Continued — Segment Information

Reconciliations:

	Machinery and Engines	(Unaudited) Financial & Insurance Services	Consolidating Adjustments	Consolidated Total
Assets				
2001				
Total accountable assets from business segments	$ 12,082	$ 15,437	$ —	$ 27,519
Items not included in segment assets:				
Cash and short-term investments	251	149	—	400
Intercompany trade receivables	405	355	(760)	—
Investment in affiliated companies	345	—	—	345
Investment in Financial Products	1,662	—	(1,662)	—
Deferred income taxes and prepaids	2,472	55	(74)	2,453
Intangible assets and other assets	1,445	—	—	1,445
Service center assets	844	—	—	844
Dealer receivables double counted in segment assets	(1,757)	—	—	(1,757)
Liabilities included in segment assets	853	—	—	853
Inventory methodology differences	(1,571)	—	—	(1,571)
Other	244	(101)	(17)	126
Total assets	$ 17,275	$ 15,895	$ (2,513)	$ 30,657
2000				
Total accountable assets from business segments	$ 12,153	$ 14,185	$ —	$ 26,338
Items not included in segment assets:				
Cash and short-term investments	206	128	—	334
Intercompany trade receivables	559	445	(1,004)	—
Investment in affiliated companies	450	—	—	450
Investment in Financial Products	1,620	—	(1,620)	—
Deferred income taxes and prepaids	2,356	30	(63)	2,323
Intangible assets and other assets	1,549	—	—	1,549
Service center assets	453	—	—	453
Dealer receivables double counted in segment assets	(1,790)	—	—	(1,790)
Liabilities included in segment assets	696	—	—	696
Inventory methodology differences	(1,653)	—	—	(1,653)
Other	(45)	(170)	(21)	(236)
Total assets	$ 16,554	$ 14,618	$ (2,708)	$ 28,464

Enterprise-wide Disclosures:

External sales and revenues from products and services:

	2002	2001	2000
Machinery	**$11,975**	$12,158	$11,857
Engines	**6,673**	6,869	7,056
Financial Products	**1,504**	1,423	1,262
Total consolidated	**$20,152**	$20,450	$20,175

Information about Geographic Areas:

	Sales & Revenues[1]			Net property, plant and equipment December 31,		
	2002	2001	2000	**2002**	2001	2000
Inside United States	**$ 9,291**	$ 10,033	$ 10,076	**$ 4,524**	$ 4,351	$ 3,854
Outside United States	**10,861**	10,417	10,099	**2,522**[2]	2,252[2]	2,097[2]
Total	**$ 20,152**	$ 20,450	$ 20,175	**$ 7,046**	$ 6,603	$ 5,951

[1] Sales of machinery and engines are based on dealer location. Revenues from services provided are based on where service is rendered.
[2] Amount includes $680, $681 and $628 of net property, plant and equipment located in the United Kingdom as of December 31, 2002, 2001 and 2000, respectively.

- Interest expense is imputed (i.e., charged) to profit centers based on their level of accountable assets. This calculation takes into consideration the corporate debt to debt-plus-equity ratio and a weighted-average corporate interest rate.
- In general, foreign currency fluctuations are neutralized for segment reporting.
- Accountable profit is determined on a pretax basis.

Reconciling items are created based on accounting differences between segment reporting and our consolidated, external reporting. Please refer to Table V on Page A-21 for financial information regarding significant reconciling items. Most of our reconciling items are self-explanatory given the above explanations of accounting differences. However, for the reconciliation of profit, we have grouped the reconciling items as follows:

- **Corporate costs:** Certain corporate costs are not charged to our segments. These costs are related to corporate requirements and strategies that are considered to be for the benefit of the entire organization.
- **Methodology differences:** See previous discussion of significant accounting differences between segment reporting and consolidated, external reporting.
- **Methodology changes in segment reporting:** Estimated restatements of prior periods to reflect changes in our internal-reporting methodology.

23. Alliances and acquisitions

In fourth quarter 2001, we entered a software alliance with Ford Motor Company to develop a world-class logistics information system to increase the speed at which service repair parts are delivered to market.

24. Unusual charges

	2001 Charge	Asset Impair-ments	2002 Activity*	**12/31/02 Balance**
Challenger:				
Asset impairments	$ 32	$ (32)	$ —	**$ —**
Exit costs	49	—	(38)	**11**
	81	(32)	(38)	**11**
Shrewsbury:				
Asset impairments	16	(16)	—	**—**
Redundancy	10	—	(6)	**4**
Exit costs	4	—	(2)	**2**
	30	(16)	(8)	**6**
U.S. employment reduction...........	34	—	(34)	**—**
Other asset impairments	8	(8)	—	**—**
Total..	$ 153	$ (56)	$ (80)	**$ 17**

*All amounts were paid in cash except for the U.S. employment reduction of $34 which was reclassified to our pension accounts. Please refer to Table II on Page A-16.

During the fourth quarter of 2001, we recorded pretax unusual charges of $153 related to the sale of the Challenger® agricultural tractor line to AGCO, charges related to ceasing engine production at our Shrewsbury, England plant, planned U.S. salaried and management employment reductions and other asset impairment charges. These charges were recorded in the "Other Operating Expenses" line in Statement 1. Planned employee reductions were 495 for Shrewsbury and 433 for the U.S. employment reduction. Challenger assets were held in our *All Other* segment and Shrewsbury assets are held in our *Power Products* segment.

During 2002, we reduced the Challenger exit cost reserve by $38, primarily for cash outlays for research and development expenses and manufacturing equipment in accordance with the contract with AGCO. We reduced the Shrewsbury redundancy reserve by $6 for separation benefits for 225 employees. As planned, the U.S. employment reduction was achieved entirely through voluntary retirements. As a result, the reserve of $34 was reclassified to our pension accounts upon completion of the retirement program.

Future cash outlays for contractual commitments for the Challenger of approximately $2 per year will continue through 2008. Most of the diesel engine production at our Shrewsbury, England plant ceased in 2002; however, it has taken longer than anticipated to finalize the design of one replacement engine. As a result, some diesel engine production at Shrewsbury will continue through 2003. The reserve will be reduced as redundancy and exit costs are incurred through 2003.

25. Selected quarterly financial results (unaudited)

	2002 Quarter			
	1st	2nd	3rd	4th
Sales and revenues....................	**$ 4,409**	**$ 5,291**	**$ 5,075**	**$ 5,377**
Less: Revenues.......................	**365**	**376**	**375**	**388**
Sales	**4,044**	**4,915**	**4,700**	**4,989**
Cost of goods sold...................	**3,205**	**3,856**	**3,690**	**3,958**
Gross margin	**839**	**1,059**	**1,010**	**1,031**
Profit	**80**	**200**	**213**	**305**
Profit per common share	**$ .23**	**$ .58**	**$ .62**	**$ .89**
Profit per common share — diluted	**$ .23**	**$ .58**	**$ .61**	**$ .88**

	2001 Quarter			
	1st	2nd	3rd	4th
Sales and revenues....................	$ 4,810	$ 5,488	$ 5,056	$ 5,096
Less: Revenues.......................	349	356	357	361
Sales	4,461	5,132	4,699	4,735
Cost of goods sold...................	3,462	3,955	3,669	3,666
Gross margin	999	1,177	1,030	1,069
Profit	162	271	205	167
Profit per common share	$ .47	$ .79	$ .60	$ .49
Profit per common share — diluted	$ .47	$ .78	$ .59	$ .48

NOTES *continued*
(Dollars in millions except per share data)

26. Supplemental consolidating data

We are providing supplemental consolidating data for the purpose of additional analysis. The data has been grouped as follows:

Consolidated — Caterpillar Inc. and its subsidiaries.

Machinery and Engines — primarily our manufacturing, marketing and parts distribution operations, with *Financial Products* accounted for on the equity basis.

Financial Products — our finance and insurance subsidiaries, primarily Cat Financial and Cat Insurance.

Consolidating Adjustments — eliminations of transactions between *Machinery and Engines* and *Financial Products*.

Because the nature of operations of *Machinery and Engines* and *Financial Products* is different, especially with regard to the impact on financial position and cash flow items, this data allows readers to better understand our company.

Supplemental Data for Results of Operations
For The Years Ended December 31
(Millions of dollars)

| | | | | | Supplemental consolidating data (unaudited) | | | | | | | | |
| | Consolidated | | | Machinery and Engines[1] | | | Financial Products | | | Consolidating Adjustments | | |
	2002	2001	2000	**2002**	2001	2000	**2002**	2001	2000	**2002**	2001	2000
Sales and revenues:												
Sales of Machinery and Engines	**$ 18,648**	$19,027	$18,913	**$ 18,648**	$19,027	$18,913	**$ —**	$ —	$ —	**$ —**	$ —	$ —
Revenues of Financial Products	**1,504**	1,423	1,262	**—**	—	—	**1,678**	1,645	1,465	**(174)**[2]	(222)[2]	(203)[2]
Total sales and revenues	**20,152**	20,450	20,175	**18,648**	19,027	18,913	**1,678**	1,645	1,465	**(174)**	(222)	(203)
Operating costs:												
Cost of goods sold	**14,709**	14,752	14,497	**14,709**	14,752	14,497	**—**	—	—	**—**	—	—
Selling, general and administrative expenses	**2,531**	2,567	2,367	**2,176**	2,229	2,099	**430**	389	307	**(75)**[3]	(51)[3]	(39)[3]
Research and development expenses	**656**	696	649	**656**	696	649	**—**	—	—	**—**	—	—
Interest expense of Financial Products	**521**	657	688	**—**	—	—	**538**	685	739	**(17)**[4]	(28)[4]	(51)[4]
Other operating expenses	**416**	467	237	**—**	153	—	**416**	314	237	**—**	—	—
Total operating costs	**18,833**	19,139	18,438	**17,541**	17,830	17,245	**1,384**	1,388	1,283	**(92)**	(79)	(90)
Operating profit	**1,319**	1,311	1,737	**1,107**	1,197	1,668	**294**	257	182	**(82)**	(143)	(113)
Interest expense excluding Financial Products	**279**	285	292	**279**	285	292	**—**	—	—	**—**	—	—
Other income (expense)	**74**	143	83	**(1)**	(88)	(126)	**(7)**	88	96	**82**[5]	143[5]	113[5]
Consolidated profit before taxes	**1,114**	1,169	1,528	**827**	824	1,250	**287**	345	278	**—**	—	—
Provision for income taxes	**312**	367	447	**204**	239	350	**108**	128	97	**—**	—	—
Profit of consolidated companies	**802**	802	1,081	**623**	585	900	**179**	217	181	**—**	—	—
Equity in profit (loss) of unconsolidated affiliated companies	**(4)**	3	(28)	**(12)**	(4)	(31)	**8**	7	3	**—**	—	—
Equity in profit of Financial Products' subsidiaries	**—**	—	—	**187**	224	184	**—**	—	—	**(187)**[6]	(224)[6]	(184)[6]
Profit	**$ 798**	$ 805	$ 1,053	**$ 798**	$ 805	$ 1,053	**$ 187**	$ 224	$ 184	**$ (187)**	$ (224)	$ (184)

[1] Represents Caterpillar Inc. and its subsidiaries with *Financial Products* accounted for on the equity basis.

[2] Elimination of *Financial Products* revenues earned from *Machinery and Engines*.

[3] Elimination of expenses recorded by *Machinery and Engines* paid to *Financial Products*.

[4] Elimination of interest expense recorded by *Financial Products* paid to *Machinery and Engines*.

[5] Elimination of discount recorded by *Machinery and Engines* on receivables sold to *Financial Products*, and of interest earned by *Machinery and Engines* from *Financial Products*.

[6] Elimination of *Financial Products* profit for the period reported on *Machinery and Engines* statement on the equity basis.

Supplemental Data for Financial Position
At December 31
(Millions of dollars)

	Consolidated		Supplemental consolidating data (unaudited)					
			Machinery and Engines[1]		Financial Products		Consolidating Adjustments	
	2002	2001	2002	2001	2002	2001	2002	2001
Assets								
Current assets:								
Cash and short-term investments	$ 309	$ 400	$ 146	$ 251	$ 163	$ 149	$ —	$ —
Receivables — trade and other	2,838	2,592	2,712	2,170	1,386	1,182	(1,260)[2]	(760)[2]
Receivables — finance	6,748	5,849	—	—	6,748	5,849	—	—
Deferred and refundable income taxes	642	423	579	381	63	42	—	—
Prepaid expenses	1,328	1,211	1,356	1,220	7	8	(35)[3]	(17)[3]
Inventories	2,763	2,925	2,763	2,925	—	—	—	—
Total current assets	14,628	13,400	7,556	6,947	8,367	7,230	(1,295)	(777)
Property, plant and equipment — net	7,046	6,603	4,848	5,019	2,198	1,584	—	—
Long-term receivables — trade and other	66	55	66	55	—	—	—	—
Long-term receivables — finance	6,714	6,267	—	—	6,714	6,267	—	—
Investments in unconsolidated affiliated companies	747	787	398	460	349	327	—	—
Investments in Financial Products subsidiaries	—	—	1,961	1,662	—	—	(1,961)[4]	(1,662)[4]
Deferred income taxes	850	938	971	999	12	13	(133)[5]	(74)[5]
Intangible assets	281	274	277	271	4	3	—	—
Goodwill	1,402	1,397	1,402	1,397	—	—	—	—
Other assets	1,117	936	614	465	503	471	—	—
Total assets	**$ 32,851**	$30,657	**$18,093**	$17,275	**$ 18,147**	$15,895	**$ (3,389)**	$ (2,513)
Liabilities								
Current liabilities:								
Short-term borrowings	$ 2,175	$ 2,180	$ 64	$ 219	$ 2,906	$ 2,164	$ (795)[6]	$ (203)[6]
Accounts payable	2,269	2,123	2,334	2,210	151	166	(216)[7]	(253)[7]
Accrued expenses	1,620	1,419	840	854	806	593	(26)[8]	(28)[8]
Accrued wages, salaries and employee benefits	1,178	1,292	1,161	1,276	17	16	—	—
Dividends payable	120	120	120	120	—	—	—	—
Deferred and current income taxes payable	70	11	35	(29)	35	40	—	—
Deferred liability	—	—	—	—	259	298	(259)[9]	(298)[9]
Long-term debt due within one year	3,912	3,131	258	73	3,654	3,058	—	—
Total current liabilities	11,344	10,276	4,812	4,723	7,828	6,335	(1,296)	(782)
Long-term debt due after one year	11,596	11,291	3,403	3,492	8,193	7,799	—	—
Liability for postemployment benefits	4,038	3,103	4,038	3,103	—	—	—	—
Deferred income taxes and other liabilities	401	376	368	346	165	99	(132)[5]	(69)[5]
Total liabilities	**27,379**	25,046	**12,621**	11,664	**16,186**	14,233	**(1,428)**	(851)
Contingencies								
Stockholders' equity								
Common stock	1,034	1,043	1,034	1,043	837	801	(837)[4]	(801)[4]
Treasury stock	(2,669)	(2,696)	(2,669)	(2,696)	—	—	—	—
Profit employed in the business	7,849	7,533	7,849	7,533	1,232	1,046	(1,232)[4]	(1,046)[4]
Accumulated other comprehensive income	(742)	(269)	(742)	(269)	(108)	(185)	108[4]	185[4]
Total stockholders' equity	**5,472**	5,611	**5,472**	5,611	**1,961**	1,662	**(1,961)**	(1,662)
Total liabilities and stockholders' equity	**$ 32,851**	$30,657	**$18,093**	$17,275	**$ 18,147**	$15,895	**$ (3,389)**	$ (2,513)

[1] Represents Caterpillar Inc. and its subsidiaries with *Financial Products* accounted for on the equity basis.

[2] Elimination of receivables between *Machinery and Engines* and *Financial Products*.

[3] Elimination of *Machinery and Engines* insurance premiums which are prepaid to *Financial Products*.

[4] Elimination of *Financial Products* equity which is accounted for on *Machinery and Engines* on the equity basis.

[5] Reclassification of *Financial Products* deferred tax liability to a deferred tax asset on a consolidated basis.

[6] Elimination of *Financial Products* short-term borrowings from *Machinery and Engines*.

[7] Elimination of payables between *Machinery and Engines* and *Financial Products*.

[8] Elimination of prepaid insurance in *Financial Products'* accrued expenses.

[9] Elimination of *Financial Products* deferred liabilities with *Machinery and Engines*.

(Dollars in millions except per share data)

Supplemental Data for Statement of Cash Flows
For The Years Ended December 31
(Millions of dollars)

	Consolidated		Supplemental consolidating data (unaudited)					
			Machinery and Engines[1]		Financial Products		Consolidating Adjustments	
	2002	2001	**2002**	2001	**2002**	2001	**2002**	2001
Cash flow from operating activities:								
Profit	**$ 798**	$ 805	**$ 798**	$ 805	**$ 187**	$ 224	**$ (187)[2]**	$ (224)[2]
Adjustments for non-cash items:								
Depreciation and amortization	**1,220**	1,169	**785**	835	**435**	334	**—**	—
Undistributed profit of Financial Products	**—**	—	**(187)**	(124)	**—**	—	**187[3]**	124[3]
Unusual charges	**—**	153	**—**	153	**—**	—	**—**	—
Other	**306**	344	**148**	308	**144**	25	**14[4]**	11[4]
Changes in assets and liabilities:								
Receivables — trade and other	**(50)**	99	**125**	166	**(138)**	(49)	**(37)[4]**	(18)[4]
Inventories	**162**	(211)	**162**	(211)	**—**	—	**—**	—
Accounts payable and accrued expenses	**164**	(160)	**114**	(203)	**25**	40	**25[4]**	3[4]
Other — net	**(234)**	(212)	**(249)**	(218)	**(4)**	16	**19[4]**	(10)[4]
Net cash provided by operating activities	**2,366**	1,987	**1,696**	1,511	**649**	590	**21**	(114)
Cash flow from investing activities:								
Capital expenditures — excluding equipment leased to others	**(728)**	(1,100)	**(693)**	(1,071)	**(35)**	(29)	**—**	—
Expenditures for equipment leased to others	**(1,045)**	(868)	**(5)**	(38)	**(1,040)**	(830)	**—**	—
Proceeds from disposals of property, plant and equipment	**561**	356	**88**	32	**473**	324	**—**	—
Additions to finance receivables	**(15,338)**	(16,284)	**—**	—	**(15,338)**	(16,284)	**—**	—
Collections of finance receivables	**11,866**	12,367	**—**	—	**11,866**	12,367	**—**	—
Proceeds from sale of finance receivables	**2,310**	3,079	**—**	—	**2,310**	3,079	**—**	—
Net intercompany borrowings	**—**	—	**(571)**	105	**14**	103	**557[5]**	(208)[5]
Investments and acquisitions	**(294)**	(405)	**(24)**	(110)	**(270)**	(295)	**—**	—
Other — net	**(40)**	(72)	**(14)**	(41)	**(62)**	(45)	**36[6]**	14[6]
Net cash used for investing activities	**(2,708)**	(2,927)	**(1,219)**	(1,123)	**(2,082)**	(1,610)	**593**	(194)
Cash flow from financing activities:								
Dividends paid	**(481)**	(474)	**(481)**	(474)	**—**	(105)	**—**	105[7]
Common stock issued, including treasury shares reissued	**10**	6	**10**	6	**36**	14	**(36)[6]**	(14)[6]
Treasury shares purchased	**—**	(43)	**—**	(43)	**—**	—	**—**	—
Net intercompany borrowings	**—**	—	**(14)**	(103)	**571**	(105)	**(557)[5]**	208[5]
Proceeds from long-term debt issued	**4,137**	4,062	**248**	681	**3,889**	3,381	**—**	—
Payments on long-term debt	**(3,339)**	(2,953)	**(225)**	(354)	**(3,114)**	(2,599)	**—**	—
Short-term borrowings — net	**(102)**	420	**(155)**	(38)	**53**	458	**—**	—
Net cash provided by (used for) financing activities	**225**	1,018	**(617)**	(325)	**1,435**	1,044	**(593)**	299
Effect of exchange rate changes on cash	**26**	(12)	**35**	(18)	**12**	(3)	**(21)[8]**	9[8]
Increase (decrease) in cash and short-term investments	**(91)**	66	**(105)**	45	**14**	21	**—**	—
Cash and short-term investments at beginning of period	**400**	334	**251**	206	**149**	128	**—**	—
Cash and short-term investments at end of period	**$ 309**	$ 400	**$ 146**	$ 251	**$ 163**	$ 149	**$ —**	$ —

[1] Represents Caterpillar Inc. and its subsidiaries with *Financial Products* accounted for on the equity basis.
[2] Elimination of *Financial Products* profit after tax due to equity method of consolidation.
[3] Non-cash adjustment for the undistributed earnings from *Financial Products*.
[4] Elimination of non-cash adjustments and changes in assets and liabilities related to consolidated reporting.
[5] Net proceeds and payments to/from *Machinery and Engines* and *Financial Products*.
[6] Change in investment and common stock related to *Financial Products*.
[7] Elimination of dividends paid to/from *Machinery and Engines* and *Financial Products*.
[8] Elimination of the effect of exchange on intercompany balances.

Five-year Financial Summary

(Dollars in millions except per share data)

Years ended December 31,	2002	2001	2000	1999	1998
Sales and revenues	$20,152	20,450	20,175	19,702	20,977
Sales	$18,648	19,027	18,913	18,559	19,972
Percent inside the United States	45%	49%	50%	50%	51%
Percent outside the United States	55%	51%	50%	50%	49%
Revenues	$ 1,504	1,423	1,262	1,143	1,005
Profit[1]	$ 798	805	1,053	946	1,513
Profit per common share[1][2]	$ 2.32	2.35	3.04	2.66	4.17
Profit per common share — diluted[1][2]	$ 2.30	2.32	3.02	2.63	4.11
Dividends declared per share of common stock	$ 1.400	1.390	1.345	1.275	1.150
Return on average common stock equity	14.4%	14.4%	19.0%	17.9%	30.9%
Capital expenditures:					
Property, plant and equipment	$ 728	1,100	928	913	982
Equipment leased to others	$ 1,045	868	665	490	344
Depreciation and amortization	$ 1,220	1,169	1,063	977	893
Research and engineering expenses[3]	$ 854	898	854	814	838
As a percent of sales and revenues	4.2%	4.4%	4.2%	4.1%	4.0%
Wages, salaries and employee benefits	$ 4,360	4,272	4,029	4,044	4,146
Average number of employees	70,973	70,678	67,200	66,225	64,441
December 31,					
Total assets:					
Consolidated	$32,851	30,657	28,464	26,711	25,128
Machinery and Engines[4]	$18,093	17,275	16,554	16,158	15,619
Financial Products	$18,147	15,895	14,618	12,951	11,648
Long-term debt due after one year:					
Consolidated	$11,596	11,291	11,334	9,928	9,404
Machinery and Engines[4]	$ 3,403	3,492	2,854	3,099	2,993
Financial Products	$ 8,193	7,799	8,480	6,829	6,411
Total debt:					
Consolidated	$17,683	16,602	15,067	13,802	12,452
Machinery and Engines[4]	$ 3,725	3,784	3,427	3,317	3,102
Financial Products	$14,753	13,021	11,957	10,796	9,562
Percent of total debt to total debt and stockholders' equity (Machinery and Engines)	41%	40%	38%	38%	38%

[1] As discussed in Note 9, in 2002 we changed the manner in which we account for goodwill and other intangible assets upon the adoption of SFAS 142.

[2] Computed on weighted-average number of shares outstanding.

[3] Research and development expenses plus engineering expense incurred during the early production phase and ongoing efforts to improve existing products.

[4] Represents Caterpillar Inc. and its subsidiaries with Financial Products accounted for on the equity basis.

Transactions between Machinery and Engines *and* Financial Products *have been eliminated to arrive at consolidated data.*

It is our objective to provide the most meaningful disclosures in our Management's Discussion and Analysis in order to explain significant changes in our company's results of operations and liquidity and capital resources. As discussed in Note 22A, "Basis for segment information" on Page A-22, our segment financial information is not based on generally accepted accounting principles and it is not intended to measure contributions to enterprise results. Therefore, it is impractical for us to try to discuss our company's results of operations and liquidity and capital resources solely based on segment information. Where practical, we have linked our discussions to segment information provided in Table VI on Pages A-24 – A-26 (see Reconciliation of *Machinery and Engine* Sales by Geographic Region to External Sales by Marketing Segment on Page A-33). Our discussions will focus on consolidated results and our three principal lines of business as described below:

Consolidated — represents the consolidated data of Caterpillar Inc. and all its subsidiaries (affiliated companies that are more than 50% owned).

Machinery — design, manufacture and marketing of construction, mining, agricultural and forestry machinery — track and wheel tractors, track and wheel loaders, pipelayers, motor graders, wheel tractor-scrapers, track and wheel excavators, backhoe loaders, mining shovels, log skidders, log loaders, off-highway trucks, articulated trucks, paving products, telescopic handlers, skid steer loaders and related parts.

Engines — design, manufacture and marketing of engines for Caterpillar *Machinery*, electric power generation systems; on-highway vehicles and locomotives; marine, petroleum, construction, industrial, agricultural and other applications; and related parts. Reciprocating engines meet power needs ranging from 5 to over 22,000 horsepower (4 to over 16 200 kilowatts). Turbines range from 1,600 to 19,500 horsepower (1 000 to 14 500 kilowatts).

Financial Products — financing to customers and dealers for the purchase and lease of Caterpillar and other equipment, as well as some financing for Caterpillar sales to dealers. Financing plans include operating and finance leases, installment sale contracts, working capital loans and wholesale financing plans. The division also provides various forms of insurance to customers and dealers to help support the purchase and lease of our equipment. This line of business consists primarily of Caterpillar Financial Services Corporation (Cat Financial) and Caterpillar Insurance Holdings, Inc. (Cat Insurance) and their subsidiaries.

Machinery and Engines Sales Table

(Millions of dollars)	Total	North America	EAME*	Latin America**	Asia/Pacific
Fourth Quarter 2002					
Machinery.........................	$ 3,151	$ 1,643	$ 878	$ 186	$ 444
Engines***.......................	1,838	728	589	270	251
	$ 4,989	$ 2,371	$ 1,467	$ 456	$ 695
Fourth Quarter 2001					
Machinery.........................	$ 2,799	$ 1,417	$ 809	$ 222	$ 351
Engines***.......................	1,936	816	562	348	210
	$ 4,735	$ 2,233	$ 1,371	$ 570	$ 561

*Europe, Africa & Middle East and Commonwealth of Independent States

**Latin America includes Mexico

***Does not include internal engine transfers of $316 million and $296 million in fourth quarter 2002 and fourth quarter 2001, respectively. Internal engine transfers are valued at prices comparable to those for unrelated parties.

FOURTH QUARTER 2002
COMPARED WITH FOURTH QUARTER 2001

Fourth-quarter 2002 sales and revenues were $5.38 billion compared to $5.10 billion in 2001. The increase of more than 5 percent was due to a $180 million improvement in price realization, about half of which was due to the favorable impact of currency and higher sales volume. Price realization is defined as the net impact of price changes, sales variances and currency fluctuations on sales. Sales variances include items such as warranty, special retail and wholesale incentive programs and manufacturer and cash discounts. Profit for the fourth quarter 2002 was $305 million or 88 cents per share compared to $167 million or 48 cents per share in the fourth quarter 2001. Excluding the $97 million after-tax impact of unusual charges recorded in 2001 for sale of the Challenger® agricultural tractor line, plant closing and consolidations and costs for planned employment reductions, earnings per share increased 16 percent. The $90 million favorable impact of improved price realization (excluding currency) plus the impact of lower SG&A and R&D expenses were partially offset by continuing manufacturing inefficiencies related to volume shifts at most U.S. engine manufacturing facilities.

Application of the goodwill non-amortization provisions of SFAS 142 resulted in a favorable pretax impact on earnings of $22 million for the fourth quarter. This was partially offset by a $14 million pretax increase in pension and other postretirement benefit expense. The increase was a result of lower plan asset returns in recent years and assumed discount rates used in 2002 compared to 2001, partially offset by the favorable pretax impact of other postretirement benefit plan changes made in the second quarter. These changes impacted U.S. employees only and included an increase in retiree cost sharing of health care benefits, elimination of company payments for Medicare part B premiums and significant reductions in retiree life insurance.

MACHINERY AND ENGINES

Machinery sales were $3.15 billion, an increase of $352 million or 13 percent from fourth quarter 2001. Sales volume for the quarter increased 9 percent from a year ago, mainly due to year-over-year changes in dealer inventories. In the fourth quarter of 2001, dealers decreased machine inventories about 12 percent. In the fourth quarter of 2002, dealer inventories increased 3 percent; however, year-end 2002 inventories compared to current selling rates were lower than year-earlier levels in all regions.

Engine sales were $1.84 billion, a decrease of $98 million or 5 percent from fourth quarter 2001. Sales volume for the quarter decreased 9 percent from a year ago. While on-highway truck and bus engine sales were flat, engine sales into the electric power, petroleum and marine sectors decreased about 10 percent due to reduced corporate profits and continued business investment uncertainties in these industries.

Operating Profit Table

(Millions of dollars)	Fourth Quarter 2002	2001
Machinery	$ 351	$ 137
Engines	26	39
	$ 377	$ 176*

*Includes $153 million of unusual charges for the sale of the Challenger® agricultural tractor line, plant closing and consolidations and costs for planned employment reductions. The unusual charges were split $98 million and $55 million to machinery and engines, respectively.

Caterpillar operations are highly integrated; therefore, the company uses a number of allocations to determine lines of business operating profit.

Machinery operating profit increased $214 million from fourth quarter 2001. Excluding the $98 million impact of unusual charges, operating profit increased $116 million or 49 percent. Higher sales volume contributed about $60 million of the improvement, with the remainder due to improved price realization (excluding the impact of currency) and cost reduction.

Engine operating profit decreased $13 million from fourth quarter 2001. Excluding the $55 million impact of unusual charges, operating profit decreased $68 million or 72 percent. Lower sales volume of large reciprocating engines, volume-related manufacturing inefficiencies and non-conformance penalties for on-highway truck and bus engines reduced operating profit by approximately $110 million. This was partially offset by improved price realization (excluding currency) and cost reduction.

Interest expense was $10 million higher than a year ago primarily due to increased long-term borrowings and less capitalized interest year-over-year.

Other income/expense was income of $43 million compared to income of $42 million last year.

FINANCIAL PRODUCTS

Financial Products revenues for the fourth quarter were $431 million, up $16 million or 4 percent compared with fourth quarter 2001. The favorable impact of approximately $60 million due to the continued portfolio growth of finance receivables and leases at Cat Financial was partially offset by the approximately $44 million unfavorable impact of generally lower interest rates on finance receivables.

Reconciliation of Machinery and Engine Sales by Geographic Region to External Sales by Marketing Segment

(Millions of dollars)	2002	2001	2000
North America Geographic Region	$ 9,480	$ 10,260	$ 10,492
Engine sales included in the Power Products segment	(2,962)	(3,463)	(3,880)
Company owned dealer sales included in the All Other segment	(350)	(438)	(350)
North America Geographic Region sales which are included in the All Other segment	(339)	(263)	(197)
Other*	(254)	(218)	(204)
North America Marketing external sales	$ 5,575	$ 5,878	$ 5,861
EAME	$ 5,178	$ 5,114	$ 5,041
Power Products sales not included in the EAME Marketing segment	(1,611)	(1,750)	(1,817)
Other*	(739)	(517)	(456)
EAME Marketing external sales	$ 2,828	$ 2,847	$ 2,768
Latin America Geographic Region	$ 1,598	$ 1,639	$ 1,431
Power Products sales not included in the Latin America Marketing segment	(639)	(280)	(247)
Other*	354	142	119
Latin America Marketing external sales	$ 1,313	$ 1,501	$ 1,303
Asia/Pacific Geographic Region	$ 2,392	$ 2,014	$ 1,949
Power Products sales not included in the Asia/Pacific Marketing segment	(524)	(351)	(303)
Other*	(208)	(255)	(269)
Asia/Pacific Marketing external sales	$ 1,660	$ 1,408	$ 1,377

*Mostly represents external sales of the Construction & Mining Products and the All Other segments.

Machinery and Engines Sales by Geographic Region

(Millions of dollars)	Total	North America	EAME*	Latin America**	Asia/Pacific
2002					
Machinery	$11,975	$ 6,517	$ 3,156	$ 818	$ 1,484
Engines***	6,673	2,963	2,022	780	908
	$18,648	$ 9,480	$ 5,178	$ 1,598	$ 2,392
2001					
Machinery	$12,158	$ 6,790	$ 3,215	$ 891	$ 1,262
Engines***	6,869	3,470	1,899	748	752
	$19,027	$10,260	$ 5,114	$ 1,639	$ 2,014
2000					
Machinery	$11,857	$ 6,607	$ 3,121	$ 893	$ 1,236
Engines***	7,056	3,885	1,920	538	713
	$18,913	$10,492	$ 5,041	$ 1,431	$ 1,949

*Europe, Africa & Middle East and Commonwealth of Independent States

**Latin America includes Mexico

***Does not include internal engine transfers of $1,286 million, $1,231 million and $1,356 million in 2002, 2001 and 2000, respectively. Internal engine transfers are valued at prices comparable to those for unrelated parties.

Before-tax profit for *Financial Products* was $68 million, down $14 million or 17 percent from fourth quarter 2001, primarily due to lower gains on the securitization of receivables of $9 million before tax at Cat Financial and lower income (mostly investment income) of $9 million before tax at Cat Insurance.

INCOME TAXES

Fourth-quarter tax expense reflects an estimated annual tax rate of 28 percent for 2002 and 32 percent for 2001 resulting from a change in the geographic mix of profits.

UNCONSOLIDATED AFFILIATED COMPANIES

The company's share of unconsolidated affiliated companies' profits increased $6 million from fourth quarter a year ago, primarily due to improved profitability of Shin Caterpillar Mitsubishi Ltd.

2002 COMPARED WITH 2001

For the full year, the company achieved sales and revenues of $20.15 billion compared to $20.45 billion in 2001. This decline of about 1 percent was due to lower sales volume of about $680 million, partially offset by improved price realization of approximately $300 million. About half of the price realization improvement was due to the favorable impact of the weaker U.S. dollar on sales in other currencies, primarily the euro and Australian dollar.

Profit for the full year was $798 million or $2.30 per share, compared to $805 million or $2.32 per share, down less than 1 percent from 2001. Excluding the $97 million after-tax impact of the unusual charges recorded in the fourth quarter of 2001, profit declined 12 percent. The combined effect of favorable

price realization and net favorable currency of approximately $250 million was more than offset by lower sales volume and related manufacturing inefficiencies.

Application of the goodwill non-amortization provisions of SFAS 142 resulted in a favorable before-tax impact on 2002 earnings of $85 million. This was more than offset by a $93 million before-tax increase in pension and other postretirement benefit expense. This increase was a result of lower plan asset returns in recent years, partially offset by the favorable before-tax impact of other postretirement benefit plan changes made in the second quarter of 2002. These changes impacted U.S. employees only and included an increase in retiree cost sharing of health care benefits, elimination of company payments for Medicare part B premiums and significant reductions in retiree life insurance.

MACHINERY AND ENGINES

Machinery sales were $11.98 billion, a decrease of $183 million or 2 percent from 2001. Sales volume for the year decreased 4 percent from 2001. Higher sales in Asia/Pacific were due to higher retail demand. Sales in North America, EAME and Latin America declined due to lower retail demand. Sales were also affected by changes in dealer inventories. In 2001, dealers decreased machine inventories about 7 percent. In 2002, dealer inventories increased by about 3 percent; however, year-end 2002 inventories compared to current selling rates were lower than year-earlier levels in all regions.

Engine sales were $ 6.67 billion, a decrease of $196 million or 3 percent from 2001. Sales volume for the year decreased 4 percent from 2001. Caterpillar truck engine sales rose 36 percent due to a surge in demand from North American truck OEMs for heavy-duty truck engines prior to the October 2002 emissions deadline and improved truck fleet operating profits. Sales into the petroleum sector increased 4 percent as higher sales of turbine engines more than offset a decline in sales of reciprocating engines. These increases were more than offset by 30 percent lower sales to the electric power sector, where financial uncertainties and depressed operating profits within the electric utility, technology and telecommunications industries impacted demand.

Operating Profit Table

(Millions of dollars)	2002	2001	2000
Machinery	$ 932	$ 849	$1,001
Engines	175	348	667
	$1,107	$1,197*	$1,668

*Includes $153 million of unusual charges for the sale of the Challenger® agricultural tractor line, plant closing and consolidations and costs for planned employment reductions. The unusual charges were split $98 million and $55 million to machinery and engines, respectively.

Caterpillar operations are highly integrated; therefore, the company uses a number of allocations to determine lines of business operating profit.

Machinery operating profit increased $83 million, or 10 percent from 2001. Excluding the $98 million impact of unusual charges, operating profit decreased $15 million or 2 percent. The favorable profit impact of price realization, net impact of currency and lower SG&A expenses were more than offset by the profit impact of lower sales volume and related manufacturing inefficiencies.

Application of the goodwill non-amortization provisions of SFAS 142 resulted in a favorable impact on 2002 machinery operating profit of approximately $10 million. This was more than offset by a $62 million before-tax increase in pension and other postretirement benefit expense.

Engine operating profit decreased $173 million, or 50 percent from 2001. Excluding the $55 million impact of unusual charges, operating profit decreased $228 million or 57 percent. Increased turbine and on-highway truck and bus engine volumes and improved price realization improved operating profit by approximately $140 million. These favorable items were more than offset by the profit impact of lower sales volume of large reciprocating engines, volume-related manufacturing inefficiencies and non-conformance penalties for on-highway truck and bus engines.

Application of the goodwill non-amortization provisions of SFAS 142 resulted in a favorable impact on 2002 engine operating profit of approximately $75 million. This was partially offset by a $31 million before-tax increase in pension and other postretirement benefit expense.

Interest expense was $6 million lower in 2002 compared to 2001 primarily due to lower interest rates on short-term borrowings.

Other income/expense improved by $87 million year-over-year primarily due to the absence of foreign currency losses and lower expenses related to the sales of receivables to Cat Financial.

Table of Supplemental Information

(Millions of dollars)	2002	2001	2000
Identifiable Assets:			
Machinery	$10,793	$10,121	$ 9,602
Engines	7,300	7,154	6,952
Total	$18,093	$17,275	$16,554
Capital Expenditures:			
Machinery	$ 393	$ 616	$ 573
Engines	305	493	327
Total	$ 698	$ 1,109	$ 900
Depreciation and Amortization:			
Machinery	$ 437	$ 424	$ 419
Engines	348	411	394
Total	$ 785	$ 835	$ 813

Caterpillar operations are highly integrated; therefore, we use a number of allocations to determine lines of business financial data.

FINANCIAL PRODUCTS

Financial Products revenues for 2002 were $1.68 billion, up $33 million or 2 percent compared with 2001. A favorable impact of approximately $205 million due to a $2.1 billion increase in the portfolio at Cat Financial and an increase in third party insurance premiums and fees earned of approximately $21 million at Cat Insurance was mostly offset by the impact of generally lower interest rates on finance receivables at Cat Financial.

Before-tax profit was $287 million, down $58 million or 17 percent from 2001. A $41 million before-tax charge of "other than temporary" declines in the market value of securities in the investment portfolio at Cat Insurance resulted from poor overall market performance. Also, there was less securitization-related income of approximately $28 million before tax and higher operating expenses of $17 million before tax at Cat Financial. These items were partially offset by higher rental income, net of depreciation, of $30 million before tax at Cat Financial and higher underwriting income of $7 million before tax at Cat Insurance.

INCOME TAXES

Tax expense reflects an estimated annual tax rate of 28 percent for 2002 and 32 percent for 2001 resulting from a change in the geographic mix of profits.

UNCONSOLIDATED AFFILIATED COMPANIES

The company's share of unconsolidated affiliated companies' profits decreased $7 million from a year ago, primarily due to losses at Shin Caterpillar Mitsubishi Ltd. resulting from depressed construction equipment demand in Japan.

UPDATE — 2001 UNUSUAL CHARGES

In 2001, we recorded unusual charges of $153 million ($97 million after tax). These charges were for the sale of the Challenger® agricultural tractor line, plant closing and consolidations and costs for planned employment reductions.

During 2002, we reduced the Challenger exit cost reserve by $38 million, primarily for cash outlays for research and development expenses and manufacturing equipment in accordance with the contract with AGCO. We reduced the Shrewsbury redundancy reserve by $6 million for separation benefits for 225 employees. As planned, the U.S. employment reduction was achieved entirely through voluntary retirements. As a result, the reserve of $34 million was reclassified to our pension accounts upon completion of the retirement program.

Future cash outlays for contractual commitments for the Challenger of approximately $2 million per year will continue through 2008. Most of the diesel engine production at our Shrewsbury, England plant ceased in 2002; however, it has taken longer than anticipated to finalize the design of one replacement engine. As a result, some diesel engine production at Shrewsbury will continue through 2003. The reserve will be reduced as redundancy and exit costs are incurred through 2003.

Unusual Charges

(Millions of dollars)	2001 Charge	Asset Impair- ments	2002 Activity*	12/31/02 Balance
Challenger:				
Asset impairments...............	$ 32	$ (32)	$ —	$ —
Exit costs	49	—	(38)	11
	81	(32)	(38)	11
Shrewsbury:				
Asset impairments..............	16	(16)	—	—
Redundancy........................	10	—	(6)	4
Exit costs	4	—	(2)	2
	30	(16)	(8)	6
U.S. employment reduction ...	34	—	(34)	—
Other asset impairments	8	(8)	—	—
Total.......................................	$153	$ (56)	$ (80)	$ 17

*All amounts were paid in cash except for the U.S. employment reduction of $34 million, which was reclassified to our pension accounts.

SUPPLEMENTAL INFORMATION

Dealer Machine Sales to End Users and Deliveries to Dealer Rental Operations

Dealer sales (including both sales to end users and deliveries to dealer rental operations) in North America declined 10 percent from 2001, the same as industry demand. Caterpillar's share of industry sales remained at year earlier levels. Dealer sales declined in both the United States, down 11 percent, and Canada, down 5 percent. For the region, sales increased 2 percent in the heavy construction sector due to higher sales to the U.S. military and for airport construction. In addition, sales to highway construction remained strong. Sales to the quarry and aggregates sector were up 10 percent, due primarily to an increase in Caterpillar's share of industry sales. Sales growth in these two sectors was more than offset by a 37 percent reduction in sales to mining, especially coal. Sales to the general construction sector declined 9 percent due to reductions in dealer rental deliveries as well as reduced purchases by residential and non-residential builders.

Dealer sales in EAME declined 9 percent due to 14 percent lower sales in Europe. Sales increased in the Commonwealth of Independent States, up 7 percent, and Africa and Middle East, up 1 percent. For the region, sales to the heavy construction sector increased about 5 percent due mostly to increased purchases by highway contractors. Sales to quarry and aggregate producers

were up 6 percent as well. These increases were more than off-set by 21 percent lower sales to the general construction sector. Sales were also lower to industrial, down 22 percent; and mining, down 13 percent.

In Asia/Pacific, dealer sales increased 7 percent, led by a strong 45 percent gain in China. For the region, sales were 28 percent higher in the heavy construction sector and industrial sector sales grew 43 percent. Sales also increased to the general construction sector, up 7 percent; and the quarry and aggregates sector, up 14 percent. These gains more than offset 13 percent lower sales to the mining sector, resulting from sharp cutbacks in purchases by coal mining companies.

Dealer sales in Latin America declined 5 percent. Higher sales in Brazil, up 14 percent and Mexico, up 20 percent, were more than offset by declines in Argentina, down 88 percent, Peru, down 34 percent and Chile, down 19 percent. For the region, sales were up 8 percent in the heavy construction sector, mostly due to increased pipeline and highway construction. This gain was more than offset by 25 percent lower sales to the mining sector, especially metals, as well as a 6 percent decline in sales to the general construction sector.

Dealer Inventories of New Machines

Worldwide dealer new machine inventories at year-end 2002 were about 3 percent higher than 2001 levels. Inventories increased in North America, up 6 percent; Asia/Pacific, up 9 percent; and EAME, up 4 percent. Dealer inventory declined 20 percent in Latin America. Despite the overall increase in dealer inventories, inventories compared to current selling rates were lower than year-earlier levels in all regions.

Engine Sales to End Users and OEMs

Worldwide engine sales to end users and OEMs were up 1 percent in 2002. Sales to the on-highway truck and bus sector rose 38 percent and sales to the petroleum sector rose 5 percent, more than offsetting 21 percent lower sales to the electric power sector and 6 percent lower sales to the marine sector. In North America, Caterpillar sales of on-highway truck and bus engines rose 38 percent but were more than offset by lower sales in electric power, 36 percent; petroleum, 32 percent; and marine, 42 percent. Sales were impacted by weak corporate profits, continuing economic uncertainties and delayed new investments. Caterpillar widened its leadership position in the North American on-highway truck and bus industry. The heavy-duty truck industry and Caterpillar heavy-duty truck engine demand was substantially higher than we originally expected for 2002. We estimate about 40,000 extra heavy-duty trucks were built in 2002 to accommodate an artificial surge in customer demand for trucks with engines built before the October 2002 emissions deadline. This artificial demand added an estimated $200 million to Caterpillar's 2002 truck engine sales, representing about 50 percent of the total year-over-year sales increase to the on-highway truck and bus sector.

In EAME, overall sales declined 3 percent, with a 30 percent increase in demand for larger engines used in the petroleum sector more than offset by 16 and 14 percent lower sales into the electric power and marine sectors, respectively. Electric power and marine engine sales were impacted by weakening economic trends in Western Europe and increased business uncertainty which delayed new business investment decisions.

Sales in Asia/Pacific rose 20 percent with sales gains in all sectors except electric power where sales declined 17 percent. Sales of large engines used in the petroleum sector surged 62 percent, as developing countries in Asia/Pacific and Latin America increased oil and gas exploration and development to raise local energy production and offset higher costs of imported fuels. Sales in Latin America increased 60 percent with sales gains in all sectors and pronounced strength in large engine sales into the petroleum and marine sectors, which rose 48 and 242 percent, respectively.

2001 COMPARED WITH 2000

Sales and revenues for 2001 were $20.45 billion, 1 percent more than 2000. The increase was due to higher sales volume of about $390 million and increased *Financial Products* revenues of approximately $160 million, which were partially offset by approximately $275 million of lower price realization. More than 90 percent of the price realization detriment was due to the unfavorable impact of the stronger U.S. dollar on sales in other currencies, primarily the euro and Australian dollar.

Profit of $805 million, including unusual charges of $153 million ($97 million after tax), was down $248 million. These charges were for the sale of the Challenger® agricultural tractor line, plant closing and consolidations and costs for planned employment reductions. Excluding unusual charges, profit was $902 million, down $151 million or 14 percent. The combined effect of higher sales volume and a net favorable currency impact of approximately $225 million was more than offset by cost inefficiencies resulting from sharp volume shifts at some manufacturing facilities and higher SG&A expenses related to spending for future growth and improving long-term cost structure. The net favorable currency impact occurred as the negative impact of currency on sales was more than offset by a positive impact on costs.

MACHINERY AND ENGINES

Machinery sales were $12.16 billion, an increase over 2000 of $301 million resulting from a 3 percent increase in sales volume. Sales were higher in all regions except Latin America, which was about flat. In North America, sales increases due to higher share of industry sales and a slower rate of dealer inventory reduction more than offset reduced industry demand. In EAME and Asia/Pacific, improved retail demand more than offset the impact of reductions in dealer inventory. Sales in Latin America remained near 2000 levels as higher retail demand offset reductions in dealer inventory.

Engine sales were $6.87 billion, a decrease of $187 million or 3 percent from 2000 even though sales volume was flat. Unfavorable price realization resulting from competitive pressures in North America combined with the unfavorable impact of the stronger U.S. dollar on sales in other currencies caused the sales decline. Higher sales in the electric power, petroleum and marine sectors were offset by a substantial drop in truck engine sales.

Machinery operating profit decreased $152 million from 2000. The favorable impact of higher sales volume and the net favorable impact of currency were more than offset by higher costs, including unusual charges of $98 million, employment-related cost increases and higher energy costs.

Engine operating profit decreased $319 million from 2000. The decline was primarily due to lower price realization, manufacturing inefficiencies related to sharp swings in production levels and unusual charges of $55 million.

Interest expense was $7 million lower than a year ago as lower effective borrowing rates more than offset the impact of higher borrowings.

Other income/expense improved by $38 million due to lower foreign currency losses (primarily the British pound) in 2001.

FINANCIAL PRODUCTS

Revenues for 2001 were a record $1.65 billion, up $180 million or 12 percent compared with 2000 (excluding revenue transactions with *Machinery and Engines*, revenues increased $161 million or 13 percent). The increase resulted primarily from a $1.1 billion increase in the portfolio at Cat Financial.

Before-tax profit increased $67 million or 24 percent from 2000. Record profit at Cat Financial resulted from an approximate one-percentage point increase in the spread on the receivables portfolio and increased gains of $31 million on sales of receivables.

INCOME TAXES

Excluding the tax effect of the unusual charges reported in 2001 and the favorable tax adjustment of $39 million at Caterpillar Brasil Ltda. in 2000, tax expense in both years reflects an effective tax rate of 32 percent.

UNCONSOLIDATED AFFILIATED COMPANIES

The company's share of unconsolidated affiliated companies' results increased $31 million from a year ago, primarily due to stronger results at Shin Caterpillar Mitsubishi Ltd.

2001 UNUSUAL CHARGES

In December 2001, we signed an agreement with AGCO to sell the design, assembly and marketing of the new MT Series of Caterpillar's Challenger high-tech farm tractors during the first quarter of 2002. By selling the Challenger we will avoid the substantial new investment in distribution that would be required to make this product profitable. The sale will also provide our distribution network the expanded line of agricultural products it needs to be successful. A total charge of $81 million was recognized for the Challenger sale. These charges reflect the provisions of the agreement with AGCO and are comprised of the following:

- $32 million for write-downs of land, buildings and equipment at our DeKalb, Illinois, facility to fair market value based on the negotiated contract price with AGCO.
- $49 million for exit costs. The contract with AGCO requires that we complete the design of the new Challenger tractor, ensure a successful market launch and pay for the remaining capital assets required for the production of the tractor. These amounts reflect our estimate of costs to fulfill our contract obligations and will be incurred in 2002. Also included in exit costs are contractual obligations that will remain after the sale to AGCO but will provide no benefit to Caterpillar. These obligations range from one to seven years.

In December 2001, we announced plans to cease production of diesel engines at the Perkins Engines Shrewsbury, England plant by the end of 2002. Production will be reallocated to other

Caterpillar engine facilities to better leverage technology and capacity. Upon closure of the plant, we expect an annual benefit to cost of goods sold of approximately $16 million. This represents lower overhead and other fixed manufacturing expenses as the production moves to other existing Caterpillar locations. A total charge of $30 million was recognized for the closing and comprised the following:

- $16 million for write-downs of land, buildings and equipment to fair market value as determined by third-party appraisers.
- $10 million of separation costs for termination of 495 employees at the Shrewsbury plant. These benefits were communicated to impacted employees in December.
- Exit costs of $4 million associated with closing the facility.

In December 2001, we announced plans to reduce U.S. salaried and management employment by 433 people at selected business units during the first half of 2002. These reductions are being made to reduce costs and improve efficiencies in support of our long-term growth and profitability goals. We expect this reduction to be achieved through voluntary early retirements but if the reduction goal is not met, we will use involuntary separations. The charge of $34 million for this program reflects the cost of retirement incentives. We expect lower annual labor costs of approximately $35 million after completion of the employment reduction.

Other unusual charges of $8 million were for write-downs of two manufacturing buildings, one at our Decatur, Illinois, facility and one at our Kiel, Germany, facility.

LIQUIDITY & CAPITAL RESOURCES

Sources of funds

The company generates its capital resources primarily through operations. Consolidated operating cash flow was $2.37 billion for 2002, compared with $1.99 billion for 2001. The increase is primarily the result of concerted efforts to reduce inventory and other working capital in response to the current economic environment. We anticipate that the majority of future capital resource requirements will be funded by operating cash flow, which is largely sourced from profits. See our Outlook beginning on Page A-42.

Total debt as of December 31, 2002 was $17.7 billion, an increase of $1.08 billion from year-end 2001. Debt related to *Machinery and Engines* decreased $59 million, due to improved operating cash flow and lower capital expenditures. Debt related to *Financial Products* increased $1.14 billion due to portfolio growth at Cat Financial. We have a global credit facility of $4.55 billion available to both *Machinery and Engines* and Cat Financial to support commercial paper programs. Cat Financial may use up to 90 percent of the available facility subject to a maximum debt to equity and a minimum interest coverage ratio. *Machinery and Engines* may use up to 100 percent of the available facility subject to a minimum level of net worth. Based on these restrictions, and the allocation decisions of available credit made by management, the portion of the facility available to Cat Financial at December 31, 2002, was $3.95 billion. The facility is comprised of two components, $2,425 million expiring in September 2003 and $2,125 million expiring in September 2006. The facility expiring in September 2003 has a provision which allows Caterpillar to obtain a one-year loan in September 2003 that matures in September 2004. Our total credit commitments as of December 31, 2002 were:

	Consolidated	Machinery and Engines	Financial Products
	(Millions of dollars)		
Credit lines available:			
Global credit facility..............	$4,550	$4,550	$3,950
Other external	1,353	542	811
Intercompany....................	—	500	826
Total credit lines available.........	5,903	5,592	5,587
Utilized credit......................	238	64	174
Unused credit	$5,665	$5,528	$5,413

We also generate funding through the securitization of receivables. In 2002, we generated $1,696 million and $641 million of capital resources from the securitization of trade and finance receivables, respectively. As of December 31, 2002, we had trade and finance receivables of $2,904 million and $13,462 million, respectively.

We do not generate material funding through structured finance transactions.

Committed funds

The company has committed cash outflow related to long-term debt, operating lease agreements, unconditional purchase obligations and other contractual obligations. Minimum payments for these long-term obligations are:

	2003	2004	2005	2006	2007	After 2007	Total
	(Millions of dollars)						
Long-Term Debt	$3,912	$2,781	$1,492	$1,212	$1,022	$5,089	$15,508
Operating Leases.......	185	154	102	72	53	300	866
Other Long-Term Obligations..	64	66	56	53	52	115	406
Unconditional Purchase Obligations..	62	64	64	52	24	103	369
Total Contractual Obligations..	$4,223	$3,065	$1,714	$1,389	$1,151	$5,607	$17,149

We did not have contingent liabilities with more than a remote chance of occurrence at December 31, 2002.

Machinery and Engines

Operating cash flow was $1.70 billion for 2002, compared with $1.51 billion for 2001. The improvement came mainly from focused efforts to reduce inventory and working capital requirements during 2002. Capital expenditures, excluding equipment leased to others, during 2002 were $693 million, a decrease of $378 million from 2001 due to tight controls on spending. On April 23, 2002, $250 million of 40-year debt, priced at 6.95 percent, was sold. The proceeds from the offering were used for general corporate purposes.

Financial Products

Operating cash flow was $649 million for 2002, compared with $590 million for 2001. The increase was primarily due to improved cash from profit before depreciation and amortization for 2002. Cash used to purchase equipment leased to others was $1.04 billion during 2002 compared to $830 million for 2001. In addition, net cash used for finance receivables was $1.16 billion for 2002, compared to $.8 billion for 2001. At December 31, 2002, finance receivables past due over 30 days were 3.5 percent, compared with 3.9 percent at the end of 2001.

Financial Products debt was $13.96 billion at December 31, 2002, an increase of $1.14 billion from December 31, 2001, and primarily comprised $9.95 billion of medium-term notes, $174 million of short-term notes payable to banks, $32 million of long-term notes payable to banks, $38 million of loans from a company-owned partnership, $255 million of money market funds and $3.50 billion of commercial paper. During the second quarter of 2001, $500 million of five-year debt, priced at 5.95 percent, was sold. The proceeds from the offering were used for general corporate purposes and to lower overall debt costs. The ratio of debt to equity of Cat Financial was 7.8:1 at December 31, 2002, compared with 7.7:1 at December 31, 2001.

Dividends paid per common share

Quarter	2002	2001	2000
First	$ .350	$ .340	$ .325
Second	.350	.340	.325
Third	.350	.350	.340
Fourth	.350	.350	.340
	$1.400	$1.380	$1.330

CRITICAL ACCOUNTING POLICIES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts. The more significant estimates include: residual values for leased assets, fair market values for goodwill impairment tests, impairment of available for sale securities, and reserves for warranty, product liability and insurance losses, postemployment benefits, post-sale discounts, credit losses and certain unusual charges. We use the following methods and assumptions in determining our estimates:

Residual values for leased assets — Determined based on the product, specifications, application and hours of usage. Each product has its own model for evaluation that includes market value cycles and forecasts. Consideration is also given to the number of machines that will be returned from lease during a given time frame.

Fair market values for goodwill impairment tests — Determined for each reporting unit by discounting projected cash flow for the upcoming five years and adding a year-five residual value based upon a market Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA) multiple.

Impairment of available-for-sale securities — Securities are reviewed monthly to identify market values below cost of 20 percent or more. If a decline for a debt security is in excess of 20 percent for 6 months, the investment is evaluated to determine if the decline is due to general declines in the marketplace or if the investment has been impaired and should be written down to market value pursuant to SFAS 115. After the 6-month period, debt securities with declines from cost in excess of 20 percent are evaluated monthly for impairment. For equity securities, if a decline from cost of 20 percent or more continues for a 12-month period, an other than temporary impairment is recognized without continued analysis.

Warranty reserve — Determined by applying historical claim rate experience to the current field population and dealer inventory. Generally, historical claim rates are developed using a 12-month rolling average of actual warranty expense. These rates are applied to the field population and dealer inventory to determine the reserve.

Product liability and insurance loss reserve — Determined based upon reported claims in process of settlement and actuarial estimates for losses incurred but not reported.

Postemployment benefit reserve — Determined in accordance with SFAS 87, 106 and 112 using the assumptions detailed in Note 11 to the Consolidated Financial Statements.

Post-sale discount reserve — The company extends numerous merchandising programs that provide discounts to dealers as products are sold to end users. The reserve is determined based on historical data adjusted for known changes in merchandising programs.

Credit loss reserve — Determined by applying historical credit loss experience to the current receivable portfolio with consideration given to the condition of the economy and trends in past due accounts.

Unusual charge reserve — Determined in accordance with the appropriate accounting guidance depending on the facts and circumstances surrounding the situation. 2001 unusual charges discussed in Note 24 on Page A-27 to the Consolidated Financial Statements were estimated in accordance with SFAS 5 and 121 and EITF 94-3.

We have incorporated many years of historical data into the determination of each of these estimates. We have a proven history of using accurate estimates and sound assumptions to calculate and record appropriate reserves and residual values.

EMPLOYMENT

At December 31, 2002, Caterpillar's worldwide employment was 68,990 compared with 72,004 one year ago. The company reduced employment by 3,457 or about 5 percent during 2002 before the impact of acquisitions, which added 443 people.

Full-Time Employees at Year End

	2002	2001	2000
Inside U.S.	36,463	38,664	37,660
Outside U.S.	32,527	33,340	30,780
Total	68,990	72,004	68,440
By Region:			
North America	36,667	38,879	37,870
EAME	21,302	22,246	21,880
Latin America	7,143	7,012	6,186
Asia/Pacific	3,878	3,867	2,504
Total	68,990	72,004	68,440

OTHER MATTERS

ENVIRONMENTAL AND LEGAL MATTERS

The company is regulated by federal, state and international environmental laws governing our use of substances and control of emissions in all our operations. Compliance with these existing laws has not had a material impact on our capital expenditures, earnings or competitive position.

We are cleaning up hazardous waste at a number of locations, often with other companies, pursuant to federal and state laws. When it is likely we will pay clean-up costs at a site and those costs can be estimated, the costs are charged against our earnings. In making that estimate, we do not consider amounts expected to be recovered from insurance companies and others.

The amount set aside for environmental cleanup is not material and is included in "Accrued expenses" in Statement 3. If a range of liability estimates is available on a particular site, we accrue the lower end of that range.

We cannot estimate costs on sites in the very early stages of cleanup. Currently, we have five sites in the very early stages of cleanup, and there is no more than a remote chance that a material amount for cleanup will be required.

Pursuant to a consent decree Caterpillar entered with the United States Environmental Protection Agency (EPA), the company was required to meet certain emission standards by October 2002. The decree provides that if the manufacturers were unable to meet the standards at that time they would be required to pay a non-conformance penalty (NCP) on each engine sold that did not meet the standard. The amount of the NCP would be based on how close to meeting the standard the engine came — the more out of compliance the higher the penalty. The company began shipping lower emission engines in October 2002 as a bridge until fully compliant Advanced Combustion Emission Reduction Technology (ACERT™) engines are introduced in 2003.

Our expense for NCPs was $40 million in 2002. This amount was based on levels we believe the engines will perform when tested. The actual NCP amount will not be known until final testing with the EPA is completed for all models during 2003. Aside from customary research and development expenses, the net impact of producing and selling bridge engines negatively impacted 2002 financial results by $24 million ($17 million after tax or about 5 cents per share) as NCPs, product cost increases and ramp-up production costs were partially offset by price increases for these engines. Because of increased volumes in 2003, NCP expense will be significantly higher than in 2002, however, we expect the net unfavorable impact of producing and selling bridge engines to be no more than 2002. We do not anticipate paying NCPs beyond 2003.

The consent decree also provided the ability to "bank" credits prior to October 2002 that could be used to offset non-conforming engines produced after January 1, 2003. That is, if a company was able to produce and sell engines that were below the applicable standard prior to October 2002, then the company could apply the emission credits created by those engines to engines produced after January 1, 2003 that do not meet the consent decree standard. For example, an engine produced and sold prior to October 2002 that produced 3.5 grams of NO_x as compared to

4.0 gram standard would create a 0.5 gram credit. This credit would be "banked" to be used to offset the NO_x deficiency of an engine produced after January 1, 2003 that did not meet the consent decree standard. Given this scenario, a company could produce and sell a 3.0 gram engine in 2003 without paying an NCP even though the engine exceeds the 2.5 gram standard.

We produced and sold 70,399 mid-range engines and 958 heavy-duty engines prior to October 2002 which yielded emissions below the applicable standard for that period, resulting in 20,987.8 Mg of mid-range banked credits and 1,230.2 Mg of heavy-duty banked credits. We do not expect to pay any NCPs on our medium-duty engines in 2003 due to these banked credits. Of the approximately 25,800, non-conforming heavy-duty engines we anticipate building after January 1, 2003, credits are expected to offset the NCPs on approximately 3,000 of these units.

In addition to the above, the consent decree required Caterpillar to pay a fine of $25 million, which was expensed in 1998, and to make investments totaling $35 million in environmental-related projects by July 2007. Qualifying investments totaling approximately $10 million were made in 2002. Total qualifying investments to date for these projects is approximately $21 million.

On January 16, 2002, Caterpillar commenced an action against Navistar International Transportation Corporation and International Truck & Engine Corporation (Navistar). Caterpillar seeks a declaratory judgment upholding a long-term purchase contract plus damages arising from Navistar's alleged breach of contract. On January 22, 2003, Caterpillar filed its First Amended Complaint to add four additional defendants and to add claims alleging that two of the new defendants colluded with Navistar to utilize technology misappropriated from Caterpillar. At December 31, 2002, the past due receivable from Navistar related to this case was $104 million. On January 17, 2002, Navistar commenced an action against Caterpillar that alleges we breached various aspects of the long-term purchase contract. On April 2, 2002, the Court granted Caterpillar's Motion for Involuntary Dismissal of this action; Navistar subsequently asserted its claims as counterclaims in the action Caterpillar filed in Peoria. We believe Navistar's claims are without merit, and resolution of these matters will not have a material impact on our financial statements.

On May 7, 2002, International Truck and Engine Corporation commenced an action against Caterpillar in the Circuit Court of DuPage County, Illinois that alleges Caterpillar breached various aspects of a long-term agreement term sheet. In its third amended complaint, International seeks a declaration from the court that the term sheet constitutes a legally binding contract for the sale of heavy-duty engines at specified prices through the end of 2006, alleges that Caterpillar breached the term sheet by raising certain prices effective October 1, 2002, and also alleges that Caterpillar breached an obligation to negotiate a comprehensive long-term agreement referenced in the term sheet. International further claims that Caterpillar improperly restricted the supply of heavy-duty engines to International from June through September 2002. International seeks damages and injunctive relief. Caterpillar filed an answer denying International's claims and has filed a counterclaim seeking a declaration that the term sheet has effectively been terminated. Caterpillar denies International's claims and will vigorously contest them. The company further believes that final resolution of this matter will not have a material impact on our financial statements. This matter is not related to the breach of contract action brought by Caterpillar against International currently pending in the Circuit Court of Peoria County, Illinois.

POSTRETIREMENT BENEFITS

In 2002 we recognized a net pension benefit of $73 million compared with a benefit of $163 million in 2001. The decrease was primarily a result of continued poor performance of the equity markets and lower than expected long-term returns on pension plan assets. SFAS 87, "Employers' Accounting for Pensions" requires companies to use an expected long-term rate of return for computing current year pension expense. Differences between the actual and expected returns are amortized into future earnings as actuarial gains and losses. At the end of 2002, unrecognized actuarial losses of $2.56 billion primarily reflect lower than expected returns on our pension plan assets.

Other postretirement benefit expense was $240 million in 2002, up $3 million from 2001. An increase resulting from several unfavorable items including inflation on health care costs and lower actual return on plan assets was almost entirely offset by changes to our U.S. benefit plans implemented during second quarter 2002. These changes include an increase in retiree cost sharing of health care benefits, elimination of company payments for Medicare part B premiums and significant reductions in retiree life insurance. In total, these changes lowered our existing benefit obligation by approximately $475 million, which will be amortized into earnings over seven years (the average remaining service period of employees affected by the plan changes). In addition to this amortization, our ongoing annual expense will decrease approximately $45 million from the plan changes. A benefit of $75 million reflecting the partial year impact of the plan changes (representing both the amortization and ongoing impact of the changes) was recognized in 2002. Unrecognized

actuarial losses for other postretirement plans were $976 million at the end of 2002. These losses reflect lower than expected plan asset returns, higher than expected benefit costs, a decrease in the assumed discount rate and an increase in expected health care inflation. These losses will be amortized into future earnings in accordance with SFAS 106, "Employer's Accounting for Postretirement Benefits Other than Pensions."

The unrecognized actuarial losses will be impacted in future periods by actual asset returns, actual health care inflation, discount rate changes and other factors that impact pension and other postretirement benefit expenses.

SFAS 87 requires the recognition of an Additional Minimum Liability if the market value of plan assets is less than the accumulated benefit obligation at the end of the plan year. Based on these values, the company increased the Additional Minimum Liability by $892 million in the fourth quarter of 2002. This resulted in a decrease in Accumulated Other Comprehensive Income (a component of Shareholder's Equity on the Statement of Financial Position) of $610 million after tax. During 2002, the company made cash contributions of $135 million to its U.S. defined benefit pension plans, which make up about 85 percent of the company's total pension liability. The company continues to have adequate liquidity resources to fund plans, as it deems necessary. Future changes to the Additional Minimum Liability will be dependent on several factors including actual returns on our pension plan assets, company contributions, benefit plan changes and our assumed discount rate.

Actuarial assumptions have a significant impact on both pension and other postretirement benefit expenses. The effect of a one-percentage point change in our primary actuarial assumptions on 2002 benefit costs and year-end obligations is included in the table below.

Postretirement Benefit Plan Actuarial Assumptions Sensitivity

Following are the effects of a one percentage-point change in our primary pension and other postretirement benefit actuarial assumptions on 2002 pension and other postretirement benefits costs and obligations:

(Millions of dollars)	2002 Benefit Cost		Year-end Benefit Obligation	
	One percentage-point increase	One percentage-point decrease	One percentage-point increase	One percentage-point decrease
Pension benefits:				
Assumed discount rate	$ (33)	$ 26	$ (991)	$1,146
Expected rate of compensation increase	29	(25)	222	(202)
Expected long-term rate of return on plan assets	(93)	93	—	—
Other postretirement benefits:				
Assumed discount rate	(17)	28	(434)	485
Expected rate of compensation increase	2	(2)	12	(12)
Expected long-term rate of return on plan assets	(12)	12	—	—
Assumed health care cost trend rate	49	(31)	272	(230)

The assumed discount rate is used to discount future benefit obligations back to today's dollars. The U.S. discount rate is based on the Moody's Aa bond yield as of our measurement date, November 30. A similar process is used to determine the assumed discount rate for our non-U.S. pension plans. The discount rates used to calculate 2002 benefit plan expense were 7.3 percent for U.S. plans and 5.8 percent for non-U.S. plans. The discount rates for 2003 will be 7.0 percent for U.S. plans and 5.4 percent for non-U.S. plans.

The expected rate of compensation increase is used to develop benefit obligations using projected pay at retirement. It represents average long-term salary increases. The 2002 rate was 4.0 percent for U.S. benefit plans and 3.2 percent for non-U.S. pension plans.

Our U.S. expected long-term rate of return on plan assets is based on our estimate of long-term passive returns for equities and fixed income securities weighted by the allocation of our pension assets. Based on historical performance, we add 1 percent to the passive returns due to our active management. A similar process is used to determine this rate for our non-U.S. pension plans. The expected long-term rates of return used to calculate 2002 benefit plan expense were 9.8 percent for U.S. plans and 7.6 percent for non-U.S. plans. The expected long-term rates of return for 2003 will be 9.0 percent for U.S. plans and 7.1 percent for non-U.S. plans.

The assumed health care trend rate represents the rate at which health care costs are assumed to increase. To calculate 2002 benefit expense, we assumed an increase of 10.6 percent for 2002. This rate was assumed to decrease gradually to the ultimate health care trend rate of 4.5 percent in 2009. This rate represents 2.5 percent general inflation plus 2.0 percent additional health care inflation. Based on our recent expenses and our forecast of changes, we expect an increase of 9.0 percent during 2003 with no change to the ultimate trend rate.

SENSITIVITY

Foreign Exchange Rate Sensitivity

Based on the anticipated and firmly committed cash inflow and outflow for our *Machinery and Engines* operations for the next 12 months and the foreign currency derivative instruments in place at year end, a hypothetical 10 percent weakening of the U.S. dollar relative to all other currencies would adversely affect our expected 2003 cash flow for our *Machinery and Engines* operations by $39 million. Last year, similar assumptions and calculations yielded a potential $62 million adverse impact on 2002 cash flow. We determine our net exposures by calculating the difference in cash inflows and outflows by currency and adding or subtracting outstanding foreign currency derivative instruments. We multiply these net amounts by 10 percent to determine the sensitivity.

Since our Policy for *Financial Products* operations is to hedge the foreign exchange risk when the currency of our debt portfolio does not match the currency of our receivable portfolio, a 10 percent change in the value of the U.S. dollar relative to all other currencies would not have a material effect on our consolidated financial position, results of operations or cash flow. Neither our Policy nor the effect of a 10 percent change in the value of the U.S. dollar has changed from that reported at the end of last year.

The effect of the hypothetical change in exchange rates ignores the effect this movement may have on other variables, including competitive risk. If it were possible to quantify this competitive impact, the results would probably be different from the sensitivity effects shown above. In addition, it is unlikely that all currencies would uniformly strengthen or weaken relative to the U.S. dollar. In reality, some currencies may weaken while others may strengthen.

Interest Rate Sensitivity

For our *Machinery and Engines* operations, we have the option to use interest rate swaps to lower the cost of borrowed funds by attaching fixed-to-floating interest rate swaps to fixed-rate debt. However, we currently do not have any interest rate swaps. A hypothetical 100 basis point adverse move (increase) in interest rates along the entire interest rate yield curve would adversely affect 2003 pretax earnings of *Machinery and Engines* by $2 million. Last year, similar assumptions and calculations yielded a potential $3 million adverse impact on 2002 pretax earnings. This effect is caused by the interest rate fluctuations on our short-term debt.

For our *Financial Products* operations, we use interest rate derivative instruments primarily to meet our match funding objectives and strategies. A hypothetical 100 basis point adverse move (increase) in interest rates along the entire interest rate yield curve would adversely affect the 2003 pretax earnings of *Financial Products* by $15 million. Last year, similar assumptions and calculations yielded a potential $15 million adverse impact on 2002 pretax earnings. To estimate the impact of interest rate sensitivity on our income, we compute the difference in baseline and sensitized interest expense over the next 12 months. We determine the baseline interest expense by applying a market interest rate to the unmatched portion of our debt portfolio. The unmatched portion of our portfolio is an estimate of fixed-rate assets funded by floating rate liabilities. We incorporate the effects of interest rate swap agreements in the estimate of our unmatched portfolio. We determine the sensitized interest expense by adding 100 basis points to the market interest rate applied to baseline interest expense and apply this rate to the unmatched portfolio. Our analysis assumes no new fixed-rate assets were extended and no further action was taken to alter our current interest rate sensitivity.

The effect of the hypothetical change in interest rates ignores the effect this movement may have on other variables including changes in actual sales volumes that could be indirectly attributed to changes in interest rates. The actions that management would take in response to such a change are also ignored. If it were possible to quantify this impact, the results could well be different than the sensitivity effects shown above.

OUTLOOK

Economic and Industry Summary

Worldwide economic and geopolitical uncertainties remained at relatively elevated levels in the early weeks of 2003. We expect this will dampen the economic recovery in the first half of 2003, but growth is expected to accelerate in the second half, leading to worldwide growth of about 3 percent for the year as a whole. In this environment, industry opportunity is expected to be about the same as 2002. Our outlook is based on and subject to the following economic and business condition assumptions: (1) the geopolitical tensions in the Middle East remain high, but do not degenerate into a major lengthy armed conflict, (2) the benefits from lower European interest rates offset fiscal tightening in several major European countries, (3) the U.S. Congress approves in early 2003 about $30 billion in current fiscal year transportation funding and additional fiscal stimulus measures are passed by the end of the second quarter and (4) investor confidence improves as corporate earnings grow and trust is restored in the reliability of corporate reporting and oversight.

North America

Geopolitical and federal policy uncertainties in early 2003 are expected to dampen the strength of the first-half economic recovery. We assume these uncertainties will diminish and become less of a drag on growth in the second half of 2003. For the year as a whole, we expect economic growth of about 3 percent, supported by low interest rates and fiscal stimulus policies. The U.S. Congress is expected to pass a large fiscal stimulus package in the first half of 2003. The package, combined with the positive impact of previously enacted federal stimulus measures, is expected to more than offset state budget cutbacks, with most of the positive impact in the second half of the year. In addition, improved corporate earnings and cash flows, more accommodating credit conditions and a return to more normal commercial insurance coverage are also expected to provide support for stronger business capital spending in the second half of 2003. Construction activity is expected to be about flat, while industrial and mining activity is expected to be up about 3 percent. Industry sales of construction, industrial and mining machinery are expected to be about flat. Industry demand for reciprocating and turbine engines is expected to be down about 5 percent.

EAME

In EAME, we expect economic growth in Europe of about 2 percent, and about 5 percent growth in the CIS, Africa and the Middle East. While a recovery in Europe is expected, it will be restrained by a stronger euro and ongoing fiscal restraint in several major industrial countries. In Africa and the Middle East, oil exporters and precious metal producers are expected to benefit from good price levels, whereas most other commodity prices are expected to remain weak. We expect the CIS to grow at a solid rate, driven mainly by continued strong expansion of the oil and gas industry. Machine industry sales in EAME are expected to be about flat, while engine industry sales are also expected to be about flat.

Latin America

Market conditions in Latin America are expected to be mixed. We expect overall economic growth rates in Mexico and Argentina to improve, leading to higher industry sales. Industry sales in Peru are expected to be about flat. Relatively slow growth in Brazil and Chile and continued political instability in Venezuela are expected to lead to lower industry machine sales in these markets. For Latin America in total, machine and engine industry sales are expected to be down about 10 percent.

Asia/Pacific

We expect good overall economic growth in the Asia/Pacific region (excluding Japan) based on moderate growth in Australia and continued good growth in the developing economies, particularly southeast Asia, China and India. In Japan, economic and business conditions are expected to continue to be difficult, and machine industry sales are projected to be about flat at cyclically depressed levels. Industry machine sales in the Asia/Pacific region are expected to be up about 10 percent, while engine and turbine industry sales are projected to be down about 5 percent.

Company Summary

Company sales and revenues are expected to be about the same as 2002. Company sales in EAME are projected to be up about 4 percent, while company sales into Asia/Pacific are expected to be up about 2 percent. In North America, company sales are expected to be down about 3 percent, while company sales in Latin America are expected to be down about 10 percent.

Financial Products revenues are expected to increase approximately 10 percent, primarily driven by Cat Financial's record portfolio additions in 2002.

We anticipate improved operational results will offset most of the $300 million or approximately 60 cents per share of higher retiree pension, health care and related benefit costs. Therefore, despite flat sales and revenues and these increased costs, profit should be down only about 5 percent compared to 2002.

* * *

The information included in the Outlook section is forward looking and involves risks and uncertainties that could significantly affect expected results. A discussion of these risks and uncertainties is contained in Form 8-K filed with the Securities & Exchange Commission (SEC) on January 23, 2003.

MANAGEMENT'S DISCUSSION AND ANALYSIS ■

SUPPLEMENTAL STOCKHOLDER INFORMATION

Stockholder Services:

Stock Transfer Agent

Mellon Investor Services
P.O. Box 3315
South Hackensack, NJ 07606-3315
phone: (866) 203-6622 (United States and Canada)
     (201) 329-8660 (Outside United States and Canada)
hearing impaired:
     (800) 231-5469 (United States and Canada)
     (201) 329-8354 (Outside United States and Canada)
Internet home page: www.melloninvestor.com

Caterpillar Assistant Secretary

Laurie J. Huxtable
Caterpillar Inc.
100 N.E. Adams Street
Peoria, IL 61629-7310
phone: (309) 675-4619
fax: (309) 675-6620
e-mail: **CATshareservices@CAT.com**

Stock Purchase Plan:

Current stockholders and other interested investors may purchase Caterpillar Inc. common stock directly through the Investor Services Program sponsored and administered by our Transfer Agent.

Current stockholders can get more information on the program from our Transfer Agent using the contact information provided above. Non-stockholders can request program materials by calling: (800) 842-7629 (United States and Canada) or (201) 329-8660 (outside United States and Canada). The Investor Services Program materials are available online from Mellon's website or linked from www.CAT.com/dspp.

Investor Relations:

Institutional analysts, portfolio managers and representatives of financial institutions seeking additional information about the company should contact:

Director of Investor Relations

Nancy L. Snowden
Caterpillar Inc.
100 N.E. Adams Street, Peoria, IL 61629-5310
phone: (309) 675-4549
fax: (309) 675-4457
e-mail: **CATir@CAT.com**
Internet website: www.CAT.com/investor

Common Stock (NYSE: CAT)

Listing Information: Caterpillar common stock is listed on the New York, Pacific and Chicago stock exchanges in the United States, and on stock exchanges in Belgium, France, Germany, Great Britain and Switzerland.

Price Ranges: Quarterly price ranges of Caterpillar common stock on the New York Stock Exchange, the principal market in which the stock is traded, were:

Quarter	**2002** High	**2002** Low	2001 High	2001 Low
First ……………	**59.99**	**46.75**	49.63	39.75
Second ……………	**59.62**	**45.90**	56.81	41.50
Third ……………	**49.40**	**36.33**	55.72	40.35
Fourth ……………	**50.84**	**33.75**	53.21	43.35

Number of Stockholders: Stockholders of record at year-end totaled 38,200, compared with 36,339 at the end of 2001. Approximately 67% of our issued shares are held by institutions and banks, 25% by individuals and 8% by Caterpillar benefit plans.

Employees' investment and profit-sharing plans acquired 5,991,908 shares of Caterpillar stock in 2002. Investment plans, for which membership is voluntary, held 29,601,547 shares for employee accounts at 2002 year end. Profit-sharing plans, in which membership is automatic for most U.S. and Canadian employees in eligible categories, held 445,467 shares at 2002 year end.

Company Publications:

Current information:

- phone our Information Hotline — (800) 228-7717 (United States and Canada) or (858) 244-2080 (outside United States and Canada) to request company publications by mail, listen to a summary of Caterpillar's latest financial results and current outlook or to request a copy of results by fax or mail.

- request, view or download materials online or register for e-mail alerts by visiting www.CAT.com/materialsrequest

Historical information:

- view/download on-line at www.CAT.com/historical

Annual Meeting:

On Wednesday, April 9, 2003, at 1:30 p.m. Central Time, the annual meeting of stockholders will be held at the Northern Trust Corporation, Chicago, Illinois. Requests for proxies are being mailed to stockholders with this report on or about March 3, 2003.

Internet:

Visit us on the Internet at www.CAT.com

Information contained on our website is not incorporated by reference into this document.

DIRECTORS AND OFFICERS

DIRECTORS

Lilyan H. Affinito[1,3]	Former Vice Chairman, Maxxam Group Inc.
Glen A. Barton	Chairman and CEO, Caterpillar Inc.
W. Frank Blount[1,3]	Chairman and CEO, JI Ventures, Inc.
John R. Brazil[2,4]	President, Trinity University
John T. Dillon[1,3]	Chairman and CEO, International Paper
Eugene V. Fife[1,2]	Managing Principal, Vawter Capital LLC
Gail D. Fosler[5]	Senior Vice President and Chief Economist, The Conference Board
Juan Gallardo[1,2]	Chairman, Grupo Embotelladoras Unidas S.A. de C.V.
David R. Goode[1,2]	Chairman, President and CEO, Norfolk Southern Corporation
Peter A. Magowan[2,4]	President and Managing General Partner, San Francisco Giants
William A. Osborn[1,2]	Chairman and CEO, Northern Trust Corporation and The Northern Trust Company
Gordon R. Parker[3,4]	Former Chairman, Newmont Mining Corporation
Charles D. Powell[2,4]	Chairman, Sagitta Asset Management Limited
Joshua I. Smith[3,4]	Chairman and Managing Partner, The Coaching Group LLC
Clayton K. Yeutter[3,4,6]	Of Counsel to Hogan & Hartson, Washington, D.C.

OFFICERS

Glen A. Barton	Chairman and CEO	F. Lynn McPheeters	Vice President,
Vito H. Baumgartner	Group President		Chief Financial Officer
Douglas R. Oberhelman	Group President	Daniel M. Murphy	Vice President
James W. Owens	Group President	Gerald Palmer	Vice President
Gerald L. Shaheen	Group President	James J. Parker	Vice President
Richard L. Thompson	Group President	Edward J. Rapp	Vice President
Ali M. Bahaj[7]	Vice President	Alan J. Rassi[6]	Vice President
Sidney C. Banwart	Vice President	Christiano V. Schena[8]	Vice President
Michael J. Baunton	Vice President	William F. Springer[7]	Vice President
James S. Beard	Vice President	Gary A. Stroup	Vice President
Richard A. Benson	Vice President	Gerard R. Vittecoq	Vice President
James B. Buda	Vice President,	Sherril K. West	Vice President
	General Counsel and Secretary	Donald G. Western	Vice President
Rodney L. Bussell	Vice President	Steven H. Wunning	Vice President
Thomas A. Gales	Vice President	David B. Burritt[8]	Controller
Stephen A. Gosselin[7]	Vice President	Kenneth J. Zika[6]	Controller
Donald M. Ings	Vice President	Kevin E. Colgan	Treasurer
Richard P. Lavin	Vice President	Robin D. Beran	Assistant Treasurer
Stuart L. Levenick	Vice President	Tinkie E. Demmin	Assistant Secretary
Robert R. Macier	Vice President	Laurie J. Huxtable	Assistant Secretary
David A. McKie[6]	Vice President		

Note: All director/officer information is as of December 31, 2002, except as noted.

[1]*Member of Audit Committee (David R. Goode, chairman)*

[2]*Member of Compensation Committee (William A. Osborn, chairman)*

[3]*Member of Nominating & Governance Committee (John T. Dillon, chairman)*

[4]*Member of Public Policy Committee (John R. Brazil, chairman)*

[5]*Effective January 1, 2003.*

[6]*Retired effective December 31, 2002.*

[7]*Effective May 1, 2002.*

[8]*Effective December 1, 2002.*

NOTES

NOTES



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